Rule 424(b)(3) Registration Statement No. 333-126479

Prospectus and Proxy Statement
Special Meeting of Shareholders of
Keystone Financial Corporation

In Connection with an Offering of up to
612,178 Shares of Common Stock of
Firstbank Corporation

Dear Shareholder of Keystone Financial Corporation:

        You are cordially invited to attend a special meeting of shareholders of Keystone Financial Corporation, to be held on September 13, 2005, at 5:00 p.m., local time, at the Kalamazoo Country Club, 1609 Whites Road, Kalamazoo, Michigan 49008. At this special meeting, you will be asked to approve the acquisition of Keystone Financial Corporation (which we refer to in this document as “Keystone”) by Firstbank Corporation (which we refer to in this document as “Firstbank”). The acquisition will be accomplished through the merger of Keystone into Firstbank.

        If the merger is completed as proposed, Keystone will merge with Firstbank. Subject to certain possible adjustments, each share of Keystone common stock will be converted into the right to receive $19.35 in cash and one (1) share of Firstbank common stock. Firstbank’s common stock is listed under the symbol “FBMI” on The Nasdaq National Market System. Keystone’s common stock is not traded on any established trading market.

        Donnelly, Penman & Partners, Keystone’s financial advisor, has furnished the Board of Directors of Keystone with its written opinion that the terms of the merger are fair from a financial point of view.

        Your vote is very important. Firstbank and Keystone cannot complete the merger unless, among other things, Keystone’s shareholders approve the merger. Keystone’s Board of Directors has approved the merger and recommends that you vote “FOR” approval of the merger. Please review and consider this prospectus and proxy statement carefully.

        It is important that your shares are represented at the meeting, whether or not you plan to attend. Abstention or failure to vote will have the same effect as a vote against the merger. Accordingly, please complete, date, sign, and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

Sincerely, W. Ford Kieft III Chairman, President, and Chief Executive Officer of Keystone Financial Corporation

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus and proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense. Firstbank common stock is not a savings account, deposit, or other obligation of any bank or nonbank subsidiary of Firstbank and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency. Firstbank common stock is subject to investment risks, including possible loss of value.

This prospectus and proxy statement is dated August 5, 2005, and is first being mailed to shareholders on or about August 10, 2005.

Table of Contents

QUESTIONS AND ANSWERS ABOUT THE MERGER	3
SUMMARY	5
The Companies	5
The Merger	5
SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)	8
RECENT DEVELOPMENTS	9
SUMMARY SELECTED PRO FORMA COMBINED DATA (UNAUDITED)	9
CAPITAL RATIOS	10
COMPARATIVE PER SHARE DATA (UNAUDITED)	11
SPECIAL MEETING OF KEYSTONE SHAREHOLDERS	12
Date, Time, and Place of the Special Meeting	12
Purpose of the Special Meeting	12
Shareholder Special Meeting Record Date	12
Vote Required for the Approval of the Merger Agreement .	12
Proxies and Effect on Vote	12
Revocation of Proxies	13
Solicitation of Proxies	13
THE MERGER AND MERGER AGREEMENT	14
What Keystone Shareholders Will Receive in the Merger	14
What Keystone Option Holders Will Receive in the Merger	14
What Keystone Restricted Stock Holders Will Receive in the Merger	14
Structure of the Merger	14
Background of the Merger	15
Merger Recommendation and Reasons for the Merger	16
Opinion of Keystone's Financial Advisor	17
Closing and Effective Time of the Merger	23
Regulatory Approvals	23
Distribution of Firstbank Common Stock	23
Exclusive Commitment to Firstbank	23
Conduct of Keystone Pending the Completion of the Merger	24
Conditions to Closing the Merger	26
Termination	28
Description of Firstbank Common Stock	29
Comparison of Rights of Firstbank and Keystone Shareholders	29
Restrictions on Keystone Affiliates	34
Material Federal Income Tax Consequences	34
No Dissenters' Rights	36
UNAUDITED PRO FORMA FINANCIAL INFORMATION	37
Notes to Unaudited Pro Forma Condensed Combined Balance Sheets and Statements of Income	41
KEYSTONE FINANCIAL CORPORATION	44
Description of Business	44
Keystone Common Stock	44
Selected Financial Data	45
Management's Discussion and Analysis of Financial Condition	46
Financial Statements	60
VOTING AND MANAGEMENT INFORMATION	80
Voting Securities and Principal Shareholders of Keystone	80
Interests of Certain Persons in the Merger	82
Information About Principal Shareholders, Executive Officers, and Directors of Firstbank	84
Shareholder Proposals	84
GENERAL INFORMATION	85
Experts	85
Legal Opinions	85
Sources of Information	85
WHERE YOU CAN FIND MORE INFORMATION	86
FORWARD-LOOKING STATEMENTS	87

Agreement and Plan of Merger	Appendix A
Opinion of Keystone's Financial Advisor	Appendix B

        This prospectus and proxy statement incorporates business and financial information about Firstbank that is not included in or delivered with this prospectus and proxy statement. Documents incorporated by reference are available from Firstbank without charge. You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from Firstbank at the following address:

Firstbank Corporation Attn: Samuel G. Stone, Executive Vice President & Chief Financial Officer 311 Woodworth Avenue Alma, Michigan 48801 (989) 463-3131

        To obtain delivery of this information prior to the special Keystone shareholders meeting, you must request the information no later than September 6, 2005, which is five business days before the date of the special meeting at which you are requested to vote. You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of Firstbank common stock. Neither Firstbank nor Keystone has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	Pursuant to the Agreement and Plan of Merger entered into between Firstbank and Keystone (attached as Appendix A to this prospectus and proxy statement), Firstbank will acquire Keystone through a merger transaction in which Keystone will merge into Firstbank. After this merger KeystoneCommunity Bank, a subsidiary owned 100% by Keystone, will become a wholly-owned subsidiary of Firstbank.

Q:	If I own Keystone common stock, what will I receive in the merger?

A:	Each share of Keystone common stock you own will be converted into the right to receive $19.35 in cash and one (1) share of Firstbank common stock, subject to certain possible adjustments as provided in the merger agreement.

Q:	If I have been granted options to buy Keystone common stock, what happens to the options in the merger?

A:	Each outstanding option to acquire Keystone common stock that is unexercised will, at the effective time of the merger, be terminated and converted to a right to receive a cash amount equal to the product of (i) $44.50 minus the per share exercise price of Keystone common stock under such option, and (ii) the number of shares of Keystone common stock subject to such unexercised option. Upon conversion of each unexercised option to the cash consideration determined above, all rights under the outstanding and unexercised options shall terminate.

Q:	What are the tax consequences of the merger to me?

A:	Generally speaking, because you will receive a combination of Firstbank common stock and cash, you should recognize capital gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. This tax treatment may not apply to all Keystone shareholders. Keystone shareholders should consult their loan tax advisors for a full understanding of the tax consequences of the merger. Keystone recommends that Keystone shareholders carefully read the complete explanation of the “Material Federal Income Tax Consequences” of the merger beginning on page 34.

Q:	What vote is required to approve the merger agreement?

A:	The affirmative vote of a majority of the shares of Keystone common stock outstanding as of the record date for the special meeting (August 1, 2005) is required to adopt the merger agreement and approve the merger.

Q:	What should I do now?

A:	After you have carefully read this prospectus and proxy statement, simply indicate on your proxy card how you want to vote with respect to the merger proposal. Complete, sign, date, and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your Keystone shares will be represented and voted at the meeting. The Board of Directors of Keystone recommends that Keystone shareholders vote in favor of the merger proposal.

Q:	When should I send in my stock certificates?

A:	Please DO NOT send in your stock certificates with your proxy card. Promptly after the effective time of the merger (if it is approved and completed), you will receive transmittal materials from the exchange agent with instructions for surrendering your Keystone shares. You should follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates.

Q:	What do I do if I want to change my vote after I have mailed my signed proxy card?

A:	You may change your vote by revoking your proxy in any of the three following ways: (i) by sending a written notice to W. Ford Kieft III of Keystone prior to the special meeting stating that you would like to revoke your proxy; (ii) by completing, signing, and dating another proxy card and returning it by mail prior to the special meeting; or (iii) by attending the special meeting and voting in person.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:	When do you expect to complete the merger?

A:	The merger is presently expected to be effective on October 1, 2005. However, there can be no assurance of when or if the merger will occur. Keystone must first obtain the approval of Keystone shareholders at the special meeting and certain necessary regulatory approvals must be obtained. In addition, the merger is subject to the satisfaction of certain conditions, as described in “Conditions to Closing the Merger,” beginning on page 26.

Q:	Whom can I call with questions about the special meeting or the merger or to obtain additional information about Firstbank and Keystone?

A:	Keystone shareholders may contact W. Ford Kieft III, Chairman, President, and Chief Executive Officer of Keystone, at 107 West Michigan Avenue, Kalamazoo, Michigan 49007, telephone number (269) 553-9100. You can also find more information about Firstbank and Keystone from various sources described under “Where You Can Find More Information” on page 86 of this prospectus and proxy statement.

SUMMARY

This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger of Firstbank and Keystone, you should carefully read this entire document and the documents that are incorporated by reference in this document.

The Companies

Firstbank Corporation
311 Woodworth Avenue
Alma, Michigan 48801
(989) 463-3131

Firstbank Corporation is a bank holding company registered under federal law and incorporated in Michigan. Firstbank owns all of the outstanding stock of five banks and of Gladwin Land Company, Inc., which are also organized under the laws of Michigan. The five banks serve the financial needs of communities across central and northern Michigan and provide a wide range of financial services. As of March 31, 2005, Firstbank had, on a consolidated basis, total assets of $814 million, total deposits of $619 million, and total shareholders’ equity of $73.3 million.

Keystone Financial Corporation
107 West Michigan Avenue
Kalamazoo, Michigan 49007
(269) 553-9100

Keystone Financial Corporation is a bank holding company registered under federal law and incorporated in Michigan. Keystone is headquartered in Kalamazoo, Michigan and owns Keystone Community Bank. Keystone operates its banking business in Kalamazoo, Michigan and the surrounding area. Keystone offers commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers’ checks, money orders, and commercial, mortgage, and consumer loans. As of March 31, 2005, Keystone had, on a consolidated basis, total assets of $151 million, total deposits of $127 million, and total shareholders’ equity of $11.7 million.

The Merger

What Keystone Shareholders Will Receive in the Merger (See page 14)

If the merger is completed as planned, subject to certain possible adjustments as provided in the merger agreement, including a minimum equity adjustment, you will receive $19.35 in cash and one (1) share of Firstbank common stock for each share of Keystone common stock that you own.

You should not send in your Keystone stock certificates until Firstbank instructs you to do so after the merger is completed.

Recommendation to Keystone Shareholders to Approve the Merger (See page 16)

After careful consideration, Keystone’s Board of Directors has determined the merger to be in the best interests of Keystone’s shareholders. Keystone’s Board of Directors recommends that you vote FOR the proposal to approve the merger agreement.

Keystone’s Financial Advisor’s Opinion that the Financial Terms of the Merger are Fair (See page 17)

In deciding to approve the merger, Keystone’s Board of Directors considered the opinion of its financial advisor, Donnelly, Penman & Partners, that the terms of the merger are fair to Keystone shareholders from a financial point of view. The written opinion of Donnelly Penman & Partners is attached as Appendix B to this prospectus and proxy statement.

Time and Location of the Keystone Shareholder Meeting (See page 12)

Keystone will hold a special meeting of its shareholders to vote on the approval of the merger agreement. This special meeting will be held:

September 13, 2005 5:00 p.m., local time Kalamazoo Country Club 1609 Whites Road Kalamazoo, Michigan 49008

Vote Required to Approve the Merger and Issuance of Shares (See page 12)

Only holders of record of Keystone common stock on August 1, 2005 have the right to vote on approval of the merger agreement.

To approve the merger agreement, the holders of at least a majority of the shares of Keystone common stock issued and outstanding as of the record date must vote FOR approval of the merger agreement.

As of the record date, Keystone’s directors, executive officers, and their affiliates beneficially owned 201,946 shares (excluding certain shares subject to options and non-vested shares), or approximately 33% of the shares of Keystone common stock entitled to vote on the merger agreement. Keystone’s directors have agreed to vote their shares in favor of the approval of the merger agreement.

How to Cast Your Vote By Proxy

Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Keystone common stock may be represented at Keystone’s special meeting. If you properly sign and return a proxy card but do not include instructions on how to vote your shares, they will be voted FOR approval of the merger agreement.

How to Cast Your Vote if Your Shares are Held by a Broker or Other Nominee in Street Name

If your shares are held by your broker or other nominee in street name, your broker does not have authority to vote your shares unless you provide your broker instructions on how you want to vote. Your broker should send you a form to give such instructions or you may request such a form from your broker.

If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting. Failure to vote Keystone shares will have the same effect as voting against approval of the merger agreement.

How to Change Your Vote (See page 13)

If you want to change your vote, you may send W. Ford Kieft III of Keystone a later-dated, signed proxy card before the special meeting or attend and vote at the special meeting. You may also revoke your proxy by sending written notice of revocation to W. Ford Kieft III of Keystone before the special meeting.

You should send any later-dated proxy or notice of revocation to:

Keystone Financial Corporation Attention: W. Ford Kieft III 107 West Michigan Avenue Kalamazoo, Michigan 49007

Bank Regulators Must Approve the Merger (See page 23)

The Board of Governors of the Federal Reserve System must approve the merger. Firstbank filed its application for approval with the Federal Reserve Board on July 7, 2005.

Certain Conditions Must Be Met Before the Completion of the Merger (See page 26)

There are a number of conditions that must be met before Firstbank and Keystone will be required to complete the merger. These conditions include the following, among others:

•	Keystone shareholders owning at least a majority of the issued and outstanding shares of Keystone common stock must vote to approve the merger agreement; and

•	The Federal Reserve Board must approve the merger.

Other conditions to the completion of the merger are described beginning on page 26.

Certain conditions to the merger may be waived by the party for whose benefit they are provided. In addition, Firstbank and Keystone each have certain rights to terminate the merger agreement, as discussed below.

If Keystone’s shareholders have approved the merger agreement, all regulatory approvals have been received, and all other conditions to the merger have been satisfied or waived, the closing will take place at a time and date as may be mutually agreed by Firstbank and Keystone. If no agreement is reached, then the closing will take place no later than five (5) business days after the later of (i) the receipt of all approvals and consents of government regulatory authorities and the expiration of all related statutory waiting periods and (ii) approval of the merger by Keystone’s shareholders.

Material Federal Income Tax Consequences of the Merger (See page 34)

As a result of receiving a combination of Firstbank common stock and cash in exchange for shares of Keystone common stock, you will likely recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain realized in the transaction. Generally, the actual U.S. federal income tax consequences to you will depend on whether your shares of Keystone common stock were purchased at different times and at different prices and the character of the gain, if any, as either capital gain or ordinary income. You should consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

No Dissenters’ Rights (See page 36)

Under Michigan law, you are not entitled to dissenters’ rights with respect to approval of the proposed merger.

Interest of Keystone Officers and Directors in the Merger (See page 81)

The executive officers and directors of Keystone collectively own approximately 33% of the issued and outstanding Keystone common stock. Several officers also own stock options.

Terminating the Merger Agreement (See page 28)

Under certain circumstances, Firstbank can decide not to complete the merger even if Keystone’s shareholders have approved it. Also, Keystone has the right to terminate the merger agreement provided certain conditions are met, including accepting and recommending a superior offer that Keystone’s directors decide, in good faith, is in the best interests of Keystone’s shareholders.

SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)

        The following tables show summarized historical consolidated financial data for Firstbank and Keystone. This information is derived from Firstbank’s and Keystone’s audited financial statements for 2000 through 2004 and the unaudited first quarter of 2005. This information is only a summary. You should read it in conjunction with the historical financial statements (and related notes) contained or incorporated by reference in Firstbank’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and other information filed with the Securities and Exchange Commission and in Keystone’s financial statements, related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and other information included in this prospectus and proxy statement. See “Where You Can Find More Information” on page 86.

	Three Months Ended March 31,		Year Ended December 31,
Firstbank Corporation	2005	2004	2004	2003	2002	2001	2000

	(unaudited)		(in thousands, except per share amounts)
Income Statement Data:
Net interest income	$8,148	$8,013	$32,382	$31,631	$32,987	$30,917	$28,697
Provision for loan losses	8	(191)	(425)	550	1,170	1,467	736
Net income	2,137	2,681	10,358	12,056	11,826	9,122	8,543
Balance Sheet Data (period end):
Assets	$814,176	$772,027	$806,135	$776,500	$767,520	$751,990	$733,267
Deposits	618,625	576,604	603,267	567,554	576,909	561,139	537,224
Loans (net)	664,774	627,409	673,056	639,613	611,058	606,076	600,767
Borrowings	111,064	100,113	120,840	114,324	98,942	107,838	122,259
Shareholders' equity	73,273	85,238	72,864	85,744	80,181	72,426	64,204

Common Share Summary: (1)
Diluted earnings per share	$0.39	$0.44	$1.79	$1.97	$1.94	$1.53	$1.43
Dividends per share	0.21	0.19	0.79	0.71	0.64	0.58	0.53
Book value per share	13.76	14.52	13.69	14.48	13.55	12.22	11.07
Weighted average diluted shares
outstanding	5,438	6,039	5,781	6,102	6,090	5,938	6,003

	Three Months Ended March 31,		Year Ended December 31,
Keystone Financial Corporation	2005	2004	2004	2003	2002	2001	2000

	(unaudited)		(in thousands, except per share amounts)
Income Statement Data:
Net interest income	$1,360	$1,039	$4,565	$3,830	$3,648	$3,058	$2,141
Provision for loan losses	173	139	232	307	467	490	361
Net income	234	98	791	620	714	540	190
Balance Sheet Data (period end):
Assets	$150,897	$130,803	$142,384	$128,367	$110,223	$89,231	$66,406
Deposits	126,646	109,349	118,498	107,488	91,314	71,993	57,053
Net Loans	142,289	120,559	131,897	115,174	97,556	83,716	55,742
Borrowings	11,785	10,085	11,985	9,685	8,174	7,144	-
Shareholders' equity	11,719	10,950	11,471	10,838	10,334	9,619	9,079

Common Share Summary:
Diluted earnings per share	$0.38	$0.16	$1.29	$1.01	$1.17	$0.89	$0.31
Dividends per share	0.00	0.00	0.30	0.20	0.00	0.00	0.00
Book value per share	20.25	18.92	19.82	18.73	17.86	16.62	15.69
Weighted average diluted shares
outstanding	612	612	612	612	610	610	603

(1)     All per share data was adjusted for stock dividends.

RECENT DEVELOPMENTS

        On July 21, 2005, Firstbank announced its unaudited financial results for the three and six month periods ended June 30, 2005. Firstbank's net income for the second quarter ended June 30, 2005 was $2,508,000 or $0.46 per share. Firstbank had total assets of $831 million at June 30, 2005.

        Keystone's unaudited net income for the second quarter ended June 30, 2005 was $473,039 or $0.82 per share. Keystone had total assets of $158 million at June 30, 2005.

SUMMARY SELECTED PRO FORMA COMBINED DATA (UNAUDITED)

        The following table shows selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of the period presented, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

        Firstbank anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined as of the date and during the periods presented.

        You should read this summary pro forma information in conjunction with the information under “Unaudited Pro Forma Financial Information” beginning on page 37.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004

	(dollars in thousands)	(dollars in thousands)
Pro Forma Combined Income Statement Data:
Net interest income	$9,328	$36,376
Provision for loan losses	181	(193)
Net income	2,108	10,497

Pro Forma Combined Balance Sheet Data
(period end)(1):
Assets	980,997	964,426
Loans (net of allowance for loan losses)	809,299	794,821
Deposits	745,590	722,085
Borrowings	135,159	145,135
Shareholders' equity	87,702	87,059

(1)	The pro forma combined balance sheet data assumes the issuance of 578,678 shares of Firstbank common stock, plus the payment of $12,166,000 in cash, in exchange for all of the outstanding shares of Keystone common stock and in payment for all outstanding stock options to purchase Keystone common stock. This assumes an exchange ratio of one (1) share of Firstbank common stock and $19.35 in cash for each share of Keystone common stock outstanding as of August 1, 2005, and a payment of $44.50 in cash for each unexercised stock option to purchase Keystone common stock as of August 1, 2005. It also assumes that none of the outstanding Keystone stock options will be exercised before completion of the merger. The aggregate merger consideration to be paid by Firstbank to all Keystone shareholders is subject to certain possible adjustments pursuant to the merger agreement.

CAPITAL RATIOS

        Under the “risk-based” capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments, such as loan commitments and letters of credit, require capital allocations. Bank holding companies such as Firstbank and Keystone and banks such as Keystone Community Bank are required to maintain minimum risk-based capital ratios. Firstbank’s and Keystone’s ratios are above the regulatory minimum guidelines, and Keystone Community Bank met the regulatory criteria to be categorized as a “well-capitalized” institution as of March 31, 2005. The “well-capitalized” classification may permit banks to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition. Designation as a “well-capitalized” institution does not constitute a recommendation by federal bank regulators. The following table shows capital ratios and requirements as of March 31, 2005.

		Risk-based Capital
	Leverage %	Tier 1%	Total %

Firstbank's capital ratios	9.47	11.66	12.90
Keystone's capital ratios	7.86	7.87	9.12
Keystone Community Bank's capital ratios	8.74	8.88	10.13
Pro forma combined capital ratios - Holding Company	7.65	9.06	10.27
Pro forma combined capital ratios - Bank	8.72	8.89	10.14
Regulatory capital ratios - "well-capitalized" definition	5.00	6.00	10.00
Regulatory capital ratios - minimum requirement	4.00	4.00	8.00

COMPARATIVE PER SHARE DATA (UNAUDITED)

        The following table shows information about income per share, dividends per share, and book value per share, which is referred to as “pro forma” information.

        Firstbank anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

        The information in the following table is based on, and should be read together with, the historical financial information that is presented in this document and in Firstbank’s prior filings with the SEC and with the condensed combined pro forma financial statements presented elsewhere in this document. See “Where You Can Find More Information ” on page 86.

	Firstbank Historical	Keystone Historical	Pro Forma Combined		Equivalent Pro Forma Per Share of Keystone

Comparative Per Share Data

Basic earnings
Year ended December 31, 2004	$1.83	$1.37	$1.68	(1)	$1.68	(4)
Three months ended March 31, 2005	0.40	0.40	0.36		0.36

Diluted earnings
Year ended December 31, 2004	1.79	1.29	1.65	(1)	1.65	(4)
Three months ended March 31, 2005	0.39	0.38	0.35		0.35

Cash Dividends Paid
Year ended December 31, 2004	0.79	0.30	0.79	(2)	0.79	(2)
Three months ended March 31, 2005	0.21	0.00	0.21		0.21

Tangible Book Value
Year ended December 31, 2004	12.40	19.82	10.75	(3)	10.75	(3)
Three months ended March 31, 2005	12.48	20.25	10.87		10.87

(1)	The Pro Forma Combined earnings per share amounts were calculated by totaling the historical earnings of Firstbank and Keystone and dividing the resulting amount by the average pro forma shares of Firstbank and Keystone, giving effect to the merger as if it had occurred as of the beginning of the periods presented. The average pro forma shares of Firstbank and Keystone reflect historical basic and diluted shares, plus historical basic and diluted average shares of Keystone, as adjusted based on an assumed exchange ratio of one (1) share of Firstbank common stock, plus the payment of $19.35 in cash, for each share of Keystone common stock. The aggregate merger consideration to be paid by Firstbank is subject to certain adjustments pursuant to the merger agreement. The pro forma earnings amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger.
(2)	Pro Forma Combined cash dividends paid represents Firstbank’s historical amount only.
(3)	The Pro Forma Combined tangible book value data gives effect to the merger as if it had occurred on March 31, 2005 and December 31, 2004.
(4)	The Equivalent Pro Forma Per Share of Keystone amounts were calculated by multiplying the Pro Forma Combined amounts by the assumed exchange ratio of one (1) share of Firstbank common stock for each share of Keystone common stock. These amounts do not take into consideration any operating efficiencies that may be realized as a result of the merger. This data is presented for comparative purposes only.

SPECIAL MEETING OF KEYSTONE SHAREHOLDERS

Date, Time, and Place of the Special Meeting

        The special meeting of shareholders of Keystone is scheduled to be held as follows:

September 13, 2005 5:00 p.m. local time Kalamazoo Country Club 1609 Whites Road Kalamazoo, Michigan 49008

Purpose of the Special Meeting

        The Keystone special meeting is being held so that shareholders of Keystone may consider and vote upon the proposal to approve the merger agreement and any other business that properly comes before the special meeting or any adjournment or postponement of that meeting. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Shareholder Special Meeting Record Date

        Keystone has fixed the close of business on August 1, 2005 as the record date for the determination of Keystone’s common shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were 578,678 shares of Keystone common stock outstanding, held by approximately 81 shareholders.

Vote Required for the Approval of the Merger Agreement

        A majority of the outstanding shares of Keystone common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Under the Michigan Business Corporation Act, the affirmative vote of the holders of at least a majority of the shares of Keystone common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement. You are entitled to one vote for each share of Keystone common stock held by you on the record date.

        As of the record date for the special meeting, directors and executive officers of Keystone beneficially owned approximately 201,946 shares of Keystone common stock, which represents approximately 33% of all outstanding shares of Keystone common stock entitled to vote at the special meeting. Of this amount, Keystone directors owned approximately 198,483 shares, which represents approximately 32% of all outstanding shares of Keystone common stock entitled to vote at the special meeting. Pursuant to an Agreement to Vote Shares, the directors of Keystone have agreed to vote FOR approval of the merger agreement.

Proxies and Effect on Vote

        All shares of Keystone common stock represented by properly completed proxies received before or at the special meeting and not revoked will be voted in accordance with the instructions indicated on the proxy card. If a properly completed proxy is returned and no instructions are indicated, the Keystone common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted FOR approval of the merger agreement. If a properly completed proxy is returned and the shareholder has specifically abstained from voting on the proposal to approve the merger agreement, the common stock represented by the proxy will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) AGAINST approval of the merger agreement. If a broker or other nominee holding shares of Keystone common stock in street name signs and returns a proxy but indicates on the proxy that it does not have discretionary authority to vote certain shares on the approval of the merger agreement, those shares will be (1) considered present and entitled to vote at the special meeting for purposes of determining the presence of a quorum and for purposes of calculating the vote, and (2) voted AGAINST approval of the merger agreement.

        Because approval of the merger agreement requires the affirmative vote of at least a majority of all shares of Keystone common stock outstanding and entitled to vote as of the record date, abstentions, failures to return proxies, and broker non-votes will have the same effect as a vote against approval of the merger agreement.

        Keystone does not expect that any matter other than the approval of the merger agreement will be brought before the special meeting. If, however, other matters are presented, the persons named as proxies will (subject to applicable law) vote in accordance with their judgment with respect to those matters.

Revocation of Proxies

        You may revoke your proxy at any time before it is voted at the special meeting by:

•	notifying W. Ford Kieft III of Keystone in writing that the proxy is revoked;

•	sending a later-dated proxy to W. Ford Kieft III of Keystone or giving a later-dated proxy to a person who attends the special meeting; or

•	appearing in person and voting at the special meeting.

        Attendance at the special meeting will not in and of itself constitute revocation of a proxy. You should send any later-dated proxy or notice of revocation of a proxy to:

Keystone Financial Corporation Attention: W. Ford Kieft III 107 West Michigan Avenue Kalamazoo, Michigan 49007

Solicitation of Proxies

        For Keystone shareholders, the proxy that accompanies this document is being solicited by Keystone’s Board of Directors. In addition to solicitations by mail, directors, officers, and regular employees of Keystone and its subsidiaries may solicit proxies from shareholders personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. Keystone will bear its own costs of soliciting proxies, which Keystone estimates will be less than $ 2,500. Keystone also will make arrangements with brokers and other custodians, nominees, and fiduciaries to send this document to beneficial owners of Keystone common stock and, upon request, will reimburse those brokers and other custodians for their reasonable expenses in forwarding these materials.

        You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your Keystone stock certificates will be mailed to you as soon as practicable after completion of the merger (if it is approved and completed).

THE MERGER AND MERGER AGREEMENT

        The merger agreement, attached as Appendix A, is incorporated in this prospectus and proxy statement by reference and should be carefully considered. Various provisions of the merger agreement have been summarized in this document for your information. However, the merger agreement, not this summary, is the definitive statement of the terms of the merger.

What Keystone Shareholders Will Receive in the Merger

        If Keystone’s shareholders approve the merger agreement and the merger is completed, Keystone will merge with and into Firstbank and, as a result, Firstbank will own Keystone Community Bank and all of the other assets of Keystone. In exchange, subject to certain possible adjustments described below, you will receive $19.35 in cash and one (1) share of Firstbank common stock for each of your shares of Keystone common stock.

Adjustments to Per Share Merger Consideration

        The per share merger consideration may be adjusted based upon the occurrence of an event between the date of this prospectus and proxy statement and the completion of the merger that would result in changes in the number of shares of Firstbank or Keystone common stock outstanding (such as a stock split or a stock dividend). The purpose of any such adjustment is to prevent dilution of the respective interests of the shareholders of Firstbank and Keystone. The merger agreement also provides that the per share merger consideration may be adjusted for other transactions, such as a recapitalization, reclassification, combination, or similar transaction. If one of these types of transactions occurs, there will be an equitable adjustment in the per share merger consideration. Firstbank and Keystone do not expect that any events requiring such an adjustment to the per share merger consideration will occur.

Minimum Equity Adjustment

        Depending on the shareholders’ equity of Keystone at the time of closing, the total merger consideration may be adjusted. The total merger consideration is the total of (i) the value of one (1) Firstbank share plus $19.35 in cash multiplied by the number of Keystone shares of common stock issued and outstanding and (ii) the cash paid for unexercised Keystone options. If the equity of Keystone is less than $11.8 million as of the end of the month immediately preceding the closing date (excluding transaction costs of up to $600,000 and any conforming adjustments requested by Firstbank), then the total merger consideration will be reduced dollar for dollar by the difference between Keystone’s equity at closing and $11.8 million. If Keystone’s equity is equal to or greater than $11.8 million, the total merger consideration will not be adjusted.

What Keystone Option Holders Will Receive in the Merger

        At the effective time of the merger, each option to purchase shares of Keystone common stock outstanding and unexercised immediately prior to the effective time will automatically be converted to a right to receive a cash amount equal to the product of (i) the difference between $44.50 minus the per share exercise price of Keystone common stock under such option, and (ii) the number of shares of Keystone common stock subject to such unexercised option (as adjusted as described above). Upon conversion of the each unexercised option to the cash consideration determined above, all rights under the outstanding and unexercised options shall terminate.

What Keystone Restricted Stock Holders Will Receive in the Merger

        At the effective time of the merger, each share of restricted common stock under the option plan will automatically be converted to a right to receive a cash amount equal to the product of $44.50 and the number of restricted shares outstanding.

Structure of the Merger

        Keystone will be merged with and into Firstbank with Firstbank being the surviving corporation in accordance with the merger agreement and the Michigan Business Corporation Act.

Background of the Merger

        Keystone Community Bank was incorporated on March 20, 1997, and Keystone was formed on June 9, 1999.

        Keystone’s Board of Directors has periodically reviewed Keystone’s strategic alternatives for enhancing profitability and maximizing shareholder value, giving consideration to the changes and ongoing consolidation of the financial services industry. In addition to other actions, Keystone’s Board periodically discussed strategic alternatives with various investment banking firms.

        In November 2004, the executive committee of Keystone’s Board began to focus on the identification and evaluation of potential strategic alternatives that might be available to Keystone. The executive committee consists of W. Ford Kieft III, Jeff Gardner, Kenneth V. Miller, Thomas O. Schlueter, and Darin R. Caranci.

        On November 15, 2004, the executive committee introduced John Donnelly of Donnelly, Penman & Partners to the Board at a normally scheduled Board meeting. It is at that point they informed the Board that they were considering using Mr. Donnelly’s services to analyze the sale of Keystone as one of various strategic alternatives.

        By letter agreement dated January 3, 2005, Keystone engaged Donnelly Penman & Partners to advise the Board of Directors in connection with the Board’s consideration of a sale of Keystone. Prior to such engagement, Donnelly had periodically provided consulting and investment banking services to Keystone. Keystone’s Board of Directors was familiar with the experience and expertise of Donnelly in advising companies on strategic alternatives, as well as responding to business combination proposals such as the merger with Firstbank.

        In February 2005, Donnelly sent solicitations of interest to fourteen financial institutions that Donnelly considered potential business combination candidates for Keystone. Of the fourteen financial institutions, eleven delivered confidentiality agreements and were given a package containing information about Keystone. After reviewing the information, five financial institutions sent Keystone non-binding letters of interest with proposed terms for a business combination. On March 15, 2005, Donnelly presented to the Board of Directors the preliminary proposals of the five financial institutions. The Board reviewed the list with Donnelly, and refined the list to a group of three financial institutions believed by Donnelly and the Board to be financially capable of engaging in a business combination with Keystone. At the Board’s request, Donnelly contacted the three financial institutions, informed them that they would be permitted to conduct due diligence investigations of Keystone, and asked that each refine its offer and comment on the form Agreement and Plan of Merger that was given to them at that time. In late April 2005, the three financial institutions conducted due diligence reviews of Keystone and submitted their formal proposals to Keystone.

        On April 28, 2005, Firstbank sent Keystone a formal offer letter together with requested changes to the form Agreement and Plan of Merger previously provided by Keystone. By letter dated May 3, 2005, Firstbank supplied supplemental employment information to Keystone’s Board of Directors.

        On May 5, 2005, Keystone’s executive committee, along with Donnelly and legal counsel, presented to the Keystone’s Board of Directors the deal terms for Firstbank and two other financial institutions as well as other strategic alternatives, including continued operation of Keystone as an independent entity. Legal counsel reviewed the fiduciary duties of the Board of Directors when considering such proposals. Keystone’s legal counsel then presented a detailed review and analysis of the proposed merger agreement. At this meeting, Donnelly provided the Board of Directors with a comprehensive analysis of the proposed merger. The proposed combination with Firstbank was contrasted with Keystone’s likely future prospects on a stand-alone basis. Donnelly concluded by advising the Board of Directors that it was that firm’s opinion that the terms of the proposed merger agreement were fair to Keystone and its shareholders from a financial point of view. The Board of Directors also reviewed merger pricing information, information on Firstbank’s and the other offerors’ performance, and an analysis of Keystone’s historical performance and projections. The Board of Directors concluded that Firstbank’s offer was the best alternative for Keystone shareholders, approved the merger subject to certain terms, and authorized the executive committee to negotiate those terms with Firstbank and enter into a merger agreement with Firstbank. Keystone and Donnelly conducted a due diligence review of Firstbank, and the executive committee negotiated the remaining terms with Firstbank over the next week. On May 11, 2005, through its authority from the Board of Directors, Keystone executed the merger agreement with Firstbank.

        Firstbank’s Board of Directors met on May 11, 2005, reviewed the merger agreement, authorized the merger, and adopted the merger agreement with Keystone.

        The merger agreement and agreement to vote shares were executed on May 11, 2005. A joint press release regarding the merger was issued prior to the opening of the stock market on May 12, 2005.

        The decision of the Board of Directors of Keystone to authorize and approve the merger, the merger agreement, and the related agreements was the result of extensive discussion and lengthy deliberation.

        In reaching its decision, the Board of Directors of Keystone gave particular consideration to the following factors:

•	the financial value of Firstbank’s proposal and the premium that value represents over the then recent sales of Keystone common stock and the liquidity of the market for Firstbank’s common stock;

•	the social and economic impact of Firstbank’s proposal and its consummation on Keystone and its employees, customers, and suppliers, and the communities in which Keystone and its subsidiaries operate;

•	Keystone’s potential need to raise capital if it were to remain independent and continue to grow, and Firstbank’s access to capital; and

•	the Board of Directors’ perception of the strategic and synergistic business opportunities for the combined Firstbank-Keystone organization to grow into an organization that provides greater value to its shareholders than the sum of the two previously separate corporations.

        Based on this consideration, the Board of Directors determined that Firstbank’s proposal would be in the best interests of Keystone and its shareholders. In the proposed merger, subject to certain possible adjustments described above, Keystone’s shareholders would receive a combination of $19.35 in cash and one share of Firstbank common stock per share of Keystone common stock.

Merger Recommendation and Reasons for the Merger

Keystone

        The Keystone Board of Directors, with the assistance of outside financial and legal advisors, evaluated the financial, legal, and market considerations impacting the decision to proceed with the merger. The terms of the merger, including the consideration to be paid to Keystone’s shareholders, are the result of arm’s-length negotiations between the representatives of Keystone and Firstbank. In deciding to proceed with the transaction, the Board of Directors considered a number of material factors with a view to maximizing shareholder value in the intermediate and long-term, including the following:

•	the future prospects of Keystone if it were to continue to operate as an independent, stand-alone entity;

•	the fact that the market value of the consideration to be received by Keystone’s shareholders in the merger represented a premium over prices in sales of Keystone’s common stock in transactions known to its management;

•	the fact that Keystone shareholders would benefit from the increased liquidity of the shares to be received;

•	the historical performance of Firstbank and its perceived future prospects;

•	the apparent competence, experience, community banking philosophy, and integrity of Firstbank's management; and

•	the opinion of Donnelly Penman & Partners that the financial terms of the merger are fair to Keystone shareholders from a financial point of view.

        The Board of Directors of Keystone also believes that, by becoming part of a larger organization with greater resources, Keystone will be able to better serve its customers and communities and provide a broader array of products and services that will be competitive with other financial service providers in southwest Michigan.

Keystone’s Board of Directors recommends that you
vote FOR the approval of the merger agreement.

Firstbank

        Firstbank believes the proposed merger with Keystone will further enhance its position in the southwest Michigan banking market.

Opinion of Keystone’s Financial Advisor

        Keystone Financial Corporation (“Keystone” or the “Company”) retained Donnelly Penman & Partners (“Donnelly Penman”) to act as Keystone’s financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation, as well as its familiarity with Keystone. Donnelly Penman is a recognized investment banking and advisory firm. As a part of its investment banking and advisory business, Donnelly Penman is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        At the May 5, 2005 special meeting of the Keystone Board, the Keystone Board approved the merger and Donnelly Penman provided an oral opinion that the exchange ratio of one (1) share of Firstbank Corporation (“Firstbank”) common stock and $19.35 cash for each share of Keystone common stock as described in the Agreement and Plan of Merger dated May 11, 2005 is fair to Keystone’s shareholders from a financial point of view. Donnelly Penman later confirmed its oral opinion with a written opinion dated as of June 27, 2005. No limitations were imposed by Keystone on the scope of Donnelly Penman’s investigation or on the procedures followed by Donnelly Penman in rendering its opinion.

        The full text of the opinion of Donnelly Penman, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by Donnelly Penman, is attached as Appendix B to this proxy statement. Holders of Keystone common stock are urged to read the opinion in its entirety. Donnelly Penman’s opinion is directed only to the merger consideration described in the merger agreement and does not constitute a recommendation to any Keystone shareholder as to how such shareholder should vote at the Keystone special shareholder meeting. The summary set forth in this proxy statement of the opinion of Donnelly Penman is qualified in its entirety by reference to the full text of its opinion attached to this document as Appendix B.

        In arriving at its opinion, Donnelly Penman engaged in discussions with members of the management of each of Keystone and Firstbank concerning the historical and current business operations, financial conditions and prospects of Keystone and Firstbank and reviewed:

•	the Agreement and Plan of Merger dated May 11, 2005;

•	certain publicly-available information for Firstbank, including each of the Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2003, and 2004 and the quarterly reports on Form 10-Q for the quarter ended March 31, 2005;

•	certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of Keystone furnished by senior management of Keystone;

•	the current consensus earnings estimates for Firstbank for fiscal 2005 and 2006 as published by Stifel, Nicolaus & Co., Inc., Ryan Beck & Co., and Oppenheimer & Co., Inc.;

•	Discussed with Firstbank’s senior management the reasonableness of the consensus earnings estimates for 2005 and 2006 as well as expected earnings growth rates for fiscal years 2007 through 2009;

•	the amount and timing of the cost savings expected to result from the merger furnished by senior management of Firstbank;

•	the financial condition of Keystone and Firstbank compared to the financial conditions of certain other financial institutions that Donnelly Penman deemed comparable;

•	various valuation analyses Donnelly Penman performed including dividend discount analyses, accretion/dilution analysis, analysis of comparable transactions and analysis of comparable companies; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of its opinion.

        In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by Keystone, Donnelly Penman, with the consent of Keystone, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Keystone or upon publicly-available information. Donnelly Penman did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Donnelly Penman further relied upon the assurance of management of Keystone that they were unaware of any facts that would make the information provided or available to Keystone incomplete or misleading in any respect. Donnelly Penman did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Keystone or Firstbank. Donnelly Penman did not review any individual credit files of Keystone or Firstbank and assumed that the aggregate allowances for credit losses for Keystone and Firstbank were adequate to cover such losses. Donnelly Penman’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by Donnelly Penman on the date of its opinion. Donnelly Penman does not have any obligation to update its opinion, unless requested by Keystone in writing to do so, and Donnelly Penman expressly disclaimed any responsibility to do so in the absence of any written request by Keystone.

        In connection with rendering its opinion to the Keystone Board, Donnelly Penman performed a variety of financial analyses, which are summarized below. Donnelly Penman believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Donnelly Penman’s opinion. Donnelly Penman arrived at its opinion based on the results of all the analyses it undertook assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected comparable companies and analysis of selected comparable merger of equal transactions summarized below, no public company utilized as a comparison is identical to Keystone or Firstbank, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the relevant financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned.

        The financial forecast information and cost savings and other synergies expected to result from the merger furnished by management of Keystone and Firstbank and deemed reasonable by them contained in or underlying Donnelly Penman’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. In that regard, Donnelly Penman assumed, with Keystone’s and Firstbank’s consent, that the financial forecasts, including the cost savings and other synergies expected to result from the merger, were reasonably prepared on a basis reflecting the best currently available judgments of Keystone and Firstbank, and that such forecasts will be realized in the amounts and at the times that they contemplate. The estimates contained in Donnelly Penman’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by those analyses. Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. None of the analyses performed by Donnelly Penman was assigned a greater significance by Donnelly Penman than any other.

        The following is a brief summary of the analyses performed by Donnelly Penman in connection with its oral opinion delivered to the Keystone Board on May 5, 2005, which Donnelly Penman confirmed in writing on June 27, 2005. Certain analyses have been updated to reflect currently available information for purposes of the written fairness opinion.

Summary Analysis of the Transaction

        Donnelly Penman reviewed the terms of the merger. It noted that the exchange ratio of one (1) share of Firstbank common stock for each share of Keystone common stock and cash consideration of $19.35 per share meant that the transaction had an implied per share value of $44.50 for each share of Keystone common stock based upon the closing price of Firstbank of $25.15 on May 11, 2005. This implied per share value represents a 219.7% premium to the book value per Keystone of $20.25 as of March 31, 2005. Donnelly Penman also noted that, based on the exchange ratio and cash consideration the transaction had an implied aggregate value of approximately $26.6 million (exclusive of transaction costs or deferred bonus costs) as of May 11, 2005. The complete aggregate deal metrics in relation to Keystone financial position as of March 31, 2005 are displayed below:

Deal Price (Aggregate)	Price/Book	Price/Tangible Book	Price/LTM Earnings	Price/Assets	Price/Deposits	Premium to Core Deposits

$26,571,921	226.7%	226.7%	28.7 x	17.6%	21.0%	21.2%

Analysis of Selected Comparable Companies

        Donnelly Penman compared selected financial and operating results of Keystone to a peer group that included the following 22 exchange traded commercial banks in Michigan, Indiana and Ohio, which were selected based on comparable asset size and financial returns. Specifically the peer group identified had assets less than $500 million and a last twelve month’s return on average equity of between 5% and 10%. The peer group had median trading multiples of 150.3% of book value per share, 150.8% of tangible book value per share and 20.0 times last twelve months earnings per share. These peer companies consisted of:

- American Community Bancorp Inc. (ACBP)
- Capital Directions, Incorporated (CTDN)
- ChoiceOne Financial Services, Inc. (COFS)
- Clarkston Financial Corporation (CKSB)
- Commercial Bancshares, Incorporated (CMOH)
- Community Central Bank Corporation (CCBD)
- Community Shores Bank Corporation (CSHB)
- Cortland Bancorp (CLDB)
- CSB Bancorp, Incorporated (CSBB)
- F&M Bancorp (FMOO)
- First National Bank of Wellston (FIWO)
- FNB, Inc. (FIDS)
- HCB Financial Corporation (HCBN)
- Heartland Bancshares, Inc. (HRTB)
- ICNB Financial Corporation (ICNB)
- National Bancshares Corporation (NBOH)
- Ohio Legacy Corporation (OLCB)
- Ohio State Bancshares, Incorporated (OHSB)
- Rurban Financial Corporation (RBNF)
- Tower Financial Corporation (TOFC)
- Tri-State 1st Banc, Inc. (TSEO)
- United Bancorp, Inc. (UBCP)

        This comparison showed, among other things, that for the latest twelve months ended March 31, 2005:

•	Keystone’s net interest margin was 3.62%, compared with the Keystone peer group mean of 3.79%;

•	Keystone's efficiency ratio was 71.19%, compared with the Keystone peer group mean of 71.82%;

•	Keystone's return on average assets was .66%, compared to the Keystone peer group median of 0.76%;

•	Keystone's return on average equity was 8.18%, compared to the Keystone peer group median of 8.15%; and

•	Keystone’s ratio of nonperforming assets to total assets was 0.15%, compared with the Keystone peer group median of 0.48%.

        No financial institution used in the above analyses as a comparison is identical to Keystone. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of Firstbank and the financial institutions to which it was compared.

Analysis of Selected Comparable Transactions

        Donnelly Penman reviewed and compared actual information for 23 completed or pending bank merger transactions announced from a period of January 1, 2003 to May 5, 2005. Furthermore, the transactions listed involved commercial banks located in Michigan, Indiana and Ohio with total assets less than $500 million. These transactions consisted of:

(Buyer/Seller)
- PrivateBancorp, Inc./Bloomfield Hills Bancorp, Inc.
- Rurban Financial Corp./Exchange Bancshares, Inc.
- MainSource Financial Group Inc./Madison Bank & Trust Company
- Horizon Bancorp/Alliance Financial Corporation
- Sky Financial Group, Inc./Belmont Bancorp
- Peoples Community Bancorp, Inc./American State Corporation
- Sky Financial Group, Inc./Prospect Bancshares, Inc.
- Croghan Bancshares, Inc./Custar State Bank
- First Defiance Financial Corporation/Combanc, Inc.
- Oak Hill Financial, Inc./Ripley National Bank
- Dearborn Bancorp, Inc./Bank of Washtenaw
- Camco Financial Corporation/London Financial Corporation
- Lincoln Bancorp/First Shares Bancorp, Inc.
- Independent Bank Corporation/North Bancorp, Inc.
- First Citizens Banc Corp./FNB Financial Corporation
- Independent Bank Corporation/Midwest Guaranty Bancorp, Incorporated
- Harrodsburg First Financial Bancorp, Inc/Stebbins Bancshares, Inc.
- Fentura Financial, Inc./West Michigan Financial Corporation
- Chemical Financial Corporation/Caledonia Financial Corporation
- Sky Financial Group Inc./GLB Bancorp, Inc.
- Citizens First Bancorp, Inc./Metro Bancorp, Inc.

        This comparison showed that based on the transaction price calculated above compared with Keystone’s financial condition as of March 31, 2005:

•	The transaction price to last twelve months earnings multiple was 28.7 times, compared with the comparable transaction group median of 19.9 times last twelve month’s earnings;

•	The transaction price was 226.7% of book value, compared with the comparable transaction group median of 183.9%;

•	The transaction price was 226.7% of tangible book value, compared with the comparable transaction group median of 183.9%;

•	The transaction price was 17.6% of total assets, compared with the comparable transaction group median of 18.2%;

•	The transaction price was 21.0% of deposits, compared with the comparable transaction group median of 22.2%; and

•	The transaction price represented a 21.2% premium to core deposits, compared with the comparable transaction group median of 11.4%;

        Donnelly Penman recognized that no transaction reviewed was identical to the merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

Dividend Discount Analysis — Keystone

        Donnelly Penman calculated a range of equity value per share for Keystone based upon the values, discounted to the present, of estimates of projected dividends from the fiscal year ending December 31, 2005 through the fiscal year ending December 31, 2009 and a projected year 2009 terminal value assuming Keystone continued to operate as an independent company. The valuation date contemplated is June 1, 2005, with all dividends paid in 2005 assumed to be paid in the last seven months of that year. In conducting its analysis, Donnelly Penman utilized financial estimates provided by and deemed reasonable by Keystone for 2005 through 2007 and the financial and operating projections from 2008 through 2009, which were discussed with and deemed reasonable by Keystone management. Donnelly Penman further assumed, with Keystone senior management’s consent, a $.40 dividend payment per share in 2005 with a $.10 annual increase thereafter.

        This analysis utilized a range of discount rates of 9.0% to 13.0% and a range of terminal value multiples of 13.0 to 17.0 times projected 2009 net income. The discount rate was derived from the Ibbotson and Associates 2004(1) data on cost of equity buildup with a banking industry risk discount with and without a size premium and was rounded to the nearest whole percentage. The terminal multiple was determine by calculating the 20th percentile and 80th percentile multiple for select publicly traded Midwest commercial banks with assets less than $500 million and high return on equity (between 8% and 13% LTM ROAE). These values were rounded to the nearest whole multiple. Keystone was assumed to be more comparable with a high return on equity commercial bank by 2009, the point when the terminal value multiple would be applied. The analysis resulted in a range of present values between $26.98 and $40.20 per share.

        The analysis was based upon Keystone senior management’s projections of future performance on a stand alone basis, which were based upon many factors and assumptions deemed reasonable by Keystone senior management. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Donnelly Penman included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

Pro Forma Merger Analysis

        Donnelly Penman analyzed the pro forma financial impact of the merger on the holders of Keystone common stock and Firstbank common stock. Based on published consensus estimates of Firstbank and discussions with senior management of Keystone and Firstbank, Donnelly Penman constructed a present value analysis of the estimated earnings stream of Firstbank on a stand alone basis as well as a pro forma combined earnings stream for Firstbank and Keystone. Donnelly Penman utilized the published consensus earnings estimates for Firstbank of $1.77 per share for fiscal year 2005 and $1.95 per share for fiscal year 2006. The consensus estimate data was provided by Reuters Estimates. Donnelly Penman then assumed an 8.0% annual growth rate in earnings per share through 2009, which was derived from the consensus long term growth estimate and deemed reasonable by Firstbank’s senior management. Donnelly Penman assumed, with Firstbank’s senior management’s consent, total dividend payments of $.87 per share in 2005, with a $.01 annual increase thereafter. Donnelly Penman further assumed, with Firstbank’s senior management’s consent, a 5% annual stock dividend. Using a range of discount rates from 9.0% to 13.0% and a terminal value multiple range of 14.0 to 20.0 times 2009 earning per share, Donnelly Penman produced a range of theoretical values for Firstbank on a stand-alone basis from $22.47 per share to $36.12 per share. The discount rate was derived from the Ibbotson and Associates 2004(2) data on cost of equity buildup with a banking industry risk discount with and without a size premium and was rounded to the nearest whole percentage. The terminal multiple was determine by calculating the 20th percentile and 80th percentile multiple for select publicly traded Midwest commercial banks with assets between $500 million and $1 billion and last twelve month’s return on equity between 10.0% and 15.0%.

        (1)        Stocks, Bonds, Bills and Inflation – Valuation Edition 2004 Yearbook, © Ibbotson Associates, Inc. 2004

        For the pro forma analysis, Donnelly Penman assumed total synergies of 20% of Keystone’s anticipated non-interest expense for the twelve months ending December 31, 2006. The synergies, totaling approximately $865 thousand on a pre-tax basis in 2006, were incorporated into the combined earnings stream in 2006 through 2009. No significant cost savings were assumed in 2005. Total dividend payments of $.87 per share were assumed for 2005, with a $.01 annual increase thereafter and a 5% annual stock dividend. Donnelly Penman then discounted the expected dividends of the combined entity plus the terminal value range of 14.0 to 20.0 times the 2009 estimated earnings per share to determine the value per share range for the combined entity. Using a range of discount rates from 9.0% to 13.0%, Donnelly Penman produced a range of theoretical values for Firstbank pro forma from $22.92 per share to $36.88 per share. This compares to the previously described range of values from $22.47 per share to $36.12 per share for Firstbank on a stand-alone basis. Applying the exchange ratio of 1.0 described in the merger agreement to the pro forma range plus $19.35 cash per share produced a range of theoretical equivalent Keystone values of $42.27 per share to $56.23 per share. This compares to the previously described range of values from $26.98 per share to $40.20 per share for Keystone on a stand-alone basis. The discount rate was derived from the Ibbotson and Associates 20043 data on cost of equity buildup with a banking industry risk discount with and without a size premium and was rounded to the nearest whole percentage. The terminal multiple was determine by calculating the 20th percentile and 80th percentile multiple for select publicly traded Midwest commercial banks with assets between $500 million and $1 billion and last twelve month’s return on equity between 10.0% and 15.0%.

        Donnelly Penman further noted that the pro forma analysis indicates the merger, based on data of March 31, 2005, will result in a decrease in Keystone equivalent book value per share for each Firstbank share received by 32.0% and a decrease in Keystone equivalent tangible book value per share for each Firstbank share received by 38.3%. Based on last twelve months data as of March 31, 2005, the merger would result in an increase to the Keystone equivalent earnings per share for each Firstbank share received by 8.6% and an increase to the Keystone equivalent annualized dividend for each Firstbank share received by 171.4%. It should be noted that these equivalent calculations represent only the pro forma accretion or dilution for stock consideration received. Under the terms of the Plan of Merger, each Keystone shareholder would receive $19.35 in cash consideration per share in addition to one (1) Firstbank share for each share of Keystone held. This cash component has not been included in these calculations.

        In connection with the delivery of its opinion dated as of June 27, 2005, Donnelly Penman performed procedures to update through June 27, 2005, as necessary, some of the analyses described above and reviewed the assumptions on which the analyses described above were based and the factors considered in connection with such analyses. Donnelly Penman did not perform any analyses in addition to those described above in updating the opinion.

        For its financial advisory services provided to Keystone, Donnelly Penman has been paid fees of approximately $125,000 to date and will be paid an additional fees that will amount to approximately $210,000 at or before the closing of the merger. In addition, Keystone has agreed to indemnify Donnelly Penman against various liabilities, including any which may arise under the federal securities laws.

        (2)        Stocks, Bonds, Bills and Inflation – Valuation Edition 2004 Yearbook, © Ibbotson Associates, Inc. 2004

        (3)        Stocks, Bonds, Bills and Inflation – Valuation Edition 2004 Yearbook, © Ibbotson Associates, Inc. 2004

Closing and Effective Time of the Merger

        Firstbank will select the time and place for the closing and anticipates that the closing will occur on or about October 1, 2005. Firstbank and Keystone may mutually agree to a closing date, or, in the absence of such an agreement, the closing shall take place on or before five (5) business days after the later of (1) the date on which the last of the regulatory approvals of the merger has been received and (2) the Keystone shareholders meeting described in this prospectus and proxy statement. The merger is expected to be effective as of October 1, 2005.

Regulatory Approvals

        Before Firstbank and Keystone may complete the merger, Firstbank must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the Merger, Firstbank and Keystone must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. (The Department of Justice may shorten this 30-day period in its discretion.) Firstbank filed its application for approval of the merger with the Federal Reserve Board on July 7, 2005. While Firstbank expects to receive Federal Reserve Board approval, no assurance can be made as to whether or when the approval will be given.

Distribution of Firstbank Common Stock

        At the effective time of the merger, Keystone’s shareholders will cease to own shares of Keystone. Subject to certain adjustments pursuant to the merger agreement, each share of Keystone common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive $19.35 in cash and one (1) share of Firstbank common stock.

        At the effective time of the merger, Firstbank will deliver to its exchange agent the amount of cash and number of shares of Firstbank common stock issuable in the merger. Within five business days after the closing of the merger, the exchange agent, Registrar and Transfer Company, will send you and other former Keystone shareholders transmittal materials to be used to exchange the old Keystone stock certificates. The transmittal materials will contain instructions with respect to the surrender of old Keystone stock certificates. After the effective time of the merger, and once the exchange agent receives your old Keystone stock certificates, the exchange agent will send you a check for the cash payable in exchange for your shares of Keystone common stock and will register the shares of Firstbank common stock issuable to you in the name and at the address appearing on Keystone’s stock records as of the time of the merger or such other name or address as you request in the transmittal materials. The exchange agent will not be required to register the shares in that manner until it has received all of your old Keystone stock certificates (or an affidavit of loss for such certificate or certificates and an indemnity bond), together with properly executed transmittal materials. Such old Keystone stock certificates, transmittal materials, and affidavits must be in a form and condition reasonably acceptable to Firstbank and the exchange agent. The exchange agent will have discretion to determine reasonable rules and procedures relating to the exchange (or lack thereof) of old Keystone stock certificates and the payment of the per share merger consideration.

Exclusive Commitment to Firstbank

Board Recommendation

        The Keystone Board of Directors has approved the merger agreement and the merger and other transactions contemplated by the merger agreement. The Keystone Board of Directors believes that the merger agreement is in the best interests of Keystone and its shareholders and recommends that the Keystone shareholders vote FOR approval of the merger. See “Merger Recommendation and Reasons for the Merger” on page 15 above.

No Negotiations with Third Parties

        In addition to the commitment of the Board of Directors of Keystone to recommend the merger to its shareholders, Keystone has agreed that it will not directly or indirectly invite, initiate, solicit, or encourage any other party to make any proposal involving the sale of Keystone or Keystone Community Bank. Further, Keystone has agreed that it will not (i) negotiate with any other party regarding a possible sale of Keystone, except upon the receipt of an unsolicited offer from a third party as required by applicable law, or (ii) provide any nonpublic information about itself or any of Keystone’s subsidiaries to any party other than Firstbank, except as required by applicable law. Keystone must promptly notify Firstbank of all inquires and proposals that it receives relating to a proposed acquisition transaction and must keep Firstbank informed on the status and details of any such inquiry or proposal.

Payment after Certain Events

        After the merger agreement is executed, (i) if Keystone’s Board of Directors accept or approve any other acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, (ii) if the shareholders of Keystone fail to approve the merger agreement at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal that has been communicated to the shareholders and that competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, or (iii) if Keystone’s Board of Directors decide in good faith that their fiduciary duties to Keystone’s shareholders under applicable law require them to withdraw, modify, or change its recommendation concerning the Firstbank offer and accept and recommend a superior proposal to the shareholders of Keystone, then Keystone is required to promptly pay to Firstbank a fee of $1,000,000 plus all reasonable and actual expenses incurred by Firstbank in connection with the merger in an amount not to exceed $200,000.

Conduct of Keystone Pending the Completion of the Merger

        In the merger agreement, Keystone made certain covenants to Firstbank. These covenants, which remain in effect until the merger is completed or until the merger agreement has been terminated, are summarized below.

Ordinary Course of Business

        Keystone has agreed to conduct its business, and manage its property only in the usual, regular, and ordinary course and in substantially the same manner as before the merger agreement was signed. In particular, Keystone has agreed, among other things, to:

•	Refrain from making any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property, or investments;

•	take no action that would cause any of the representations and warranties contained in the merger agreement to be false or would fail to cause any conditions precedent to be satisfied;

•	refrain from taking any action that would impede or delay the merger or the ability of any party to perform under the merger agreement;

•	refrain from making any change in its Articles of Incorporation, Bylaws, or capital stock except as effected by the merger agreement;

•	maintain its books, accounts, and records in the usual and ordinary course of business;

•	refrain from issuing any shares of capital stock, issuing any rights, redeeming shares of stock, or making any changes to capitalization;

•	preserve and maintain its property and assets in their current state of repair, order, and condition, except for reasonable wear and tear and damage by fire or other casualty covered by insurance;

•	preserve the goodwill of customers and others with whom business relationships exist;

•	retain the services of its officers and employees;

•	maintain in full force and effect insurance coverage, in the amounts and terms presently in force, on its assets, properties, premises, operations, directors, and personnel;

•	maintain its allowance for loan and lease losses and charge off loans in accordance with past practices and applicable industry, regulatory, and generally accepted accounting standards, provided that the allowance for loan and lease losses must be at least 1.30% of total loans;

•	refrain from materially changing or modifying any lending or investment policies;

•	refrain from increasing the number of directors and electing or appointing anyone to an executive office, except to reelect incumbent officers and directors;

•	take no action to increase the salary, severance, or other compensation payable to, or fringe benefits of, or pay any bonus to, any officer, director, or employee as a class or group, except as contemplated by the merger agreement;

•	take no action to enter into or modify any employee benefit plans relating to any director, officer, or employee, except as may be required by law or the merger agreement;

•	take no action to enter into, extend, or renew any employment or consulting agreement, except as in the ordinary course of business where the agreement is terminable at will without liability upon 60 days’ or less notice;

•	take no action to borrow money except in the ordinary course of business;

•	take no action to sell, mortgage, or encumber of any of its real property or assets, except in the ordinary course of business and except for any individual or aggregate asset that has a fair market value of less than $25,000;

•	notify Firstbank of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting Keystone or any subsidiary, their respective directors, officers, or employees, Keystone’s or any subsidiaries’ assets, liabilities, businesses, or operations, or the merger or plan of merger;

•	take such reasonable actions as may be necessary to consummate the merger;

•	refrain from making or renewing any charitable contribution, except for contributions that, in the aggregate, will have a fair market value of less than $25,000;

•	refrain from the purchase or lease of any item of real property, fixtures, equipment, or other capital assets in excess of $25,000, or $100,000 in the aggregate, except prior commitments made by Keystone that were disclosed to Firstbank;

•	take no action to enter into any service arrangement, except where the arrangement is terminable at will and without liability upon 60 days’ or less notice, for an arrangement where the required payments do not exceed $25,000 individually or $100,000 in the aggregate, or for expenses related to the merger agreement, which must not exceed $600,000;

•	take no action to open, enlarge, or materially remodel any bank or facility, or to lease, purchase, or acquire any real property for a branch bank, except for prior commitments disclosed by Keystone to Firstbank;

•	take no action to enter into any strategic alliances;

•	refrain from purchasing or acquiring any high risk derivative or synthetic mortgage product or entering into any interest rate swap transaction, except for the purchase and sale of collateralized mortgage obligations in the ordinary course of business;

•	refrain from making or renewing any loan to any director, officer, or principal shareholder of Keystone, which, when aggregated with the loans made to that person and the person’s immediate family and affiliates, would exceed $500,000, except for renewals of lines of credit, restructuring of any problem loan, or making any residential mortgage loan;

•	refrain from discharging any mortgage, lien, or encumbrance, except if in accordance with the liabilities’ terms, in the ordinary course of business and the cost does not exceed $50,000, or the discharge is covered by specific reserves;

•	refrain from paying any obligation in excess of $50,000, except if the liability is shown on Keystone’s financial statements, in the ordinary course of business, or contemplated by the merger;

•	refrain from settling or agreeing to settle any claims in excess of $25,000;

•	take no action to enter into or amend any agreement with any Keystone-related person, except as permitted by the merger agreement;

Environmental Investigation

        Firstbank has obtained a phase one environmental assessment of the two parcels of real property currently owned by Keystone. Firstbank has decided not to obtain a phase two environmental assessment.

Insurance and Indemnification

        Firstbank has agreed to honor any rights to indemnification existing at the time of the merger, in favor of the present and former directors and officers of Keystone and its subsidiaries under their Articles of Incorporation or existing Bylaws. These enforceable contractual rights will remain in effect following the merger with respect to acts or omissions occurring before the merger with the same force and effect as before the merger.

        In addition, Firstbank has agreed to cooperate with Keystone to cause the officers and directors of Keystone immediately prior to the merger to be covered immediately following the merger and for a period of six years by the directors’ and officers’ liability insurance policy maintained by Keystone for acts or omissions occurring before the merger that were committed by Keystone’s officers and directors in their capacities as officers and directors. Firstbank may substitute Firstbank’s policy maintained for its own officers and directors for Keystone’s current coverage only if Firstbank’s policy offers comparable or better coverage and amounts than Keystone’s policy. Firstbank does not have to spend any more than a mutually acceptable insurance quote for the liability insurance coverage. If Firstbank does not procure comparable insurance coverage by the time of Keystone’s special shareholders meeting, Keystone may, upon proper written notice and in lieu of the foregoing insurance coverage by Firstbank, obtain tail coverage for past acts and omissions for a single premium amount not in excess of a mutually acceptable amount.

Conditions to Closing the Merger

Mutual Conditions to Close

        The obligations of each of Firstbank and Keystone to complete the merger are subject to the fulfillment of certain conditions, including the following:

•	the shareholders of Keystone must have approved the merger agreement;

•	each governmental agency having jurisdiction over the merger must have approved or consented to the merger;

•	Firstbank and Keystone must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the completion of the merger;

•	there must be no pending or threatened proceedings before governmental authorities that attempt to prohibit, restrict, or make the merger illegal;

•	the registration statement of which this prospectus and proxy statement is a part must have been declared effective by the SEC and must not be subject to a stop order or threatened stop order; and

•	Firstbank shall have received the approval of The Nasdaq National Market System to list the shares of Firstbank common stock to be issued in connection with the merger.

Firstbank’s Conditions to Close

        In addition to the mutual conditions to close described above, Firstbank’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by Keystone in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	Keystone must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	all requisite third parties must have given the appropriate approval, consent, or waiver;

•	Thomas O. Schlueter and Darin R. Caranci must have executed and delivered Management Continuation Agreements, in the form attached to Firstbank’s disclosure statement to the merger agreement and described under “Voting and Management Information — Interests of Certain Persons in the Merger” on page 82;

•	Firstbank must have received an opinion from Miller, Johnson, Snell & Cummiskey, P.L.C. (legal counsel for Keystone) to the effect that Keystone is in good standing, the merger has been approved by the Boards of both companies, the merger agreement is binding on each of them, and that upon filing of the Certificate of Merger, the merger will become effective;

•	Firstbank must have received a fairness opinion from Austin Associates LLC (financial advisor for Firstbank) to the effect that the terms of the merger are fair to Firstbank’s shareholders from a financial point of view;

•	any information received by Firstbank concerning the representations and warranties from Keystone is true and correct must not have a material adverse impact on Firstbank; and

•	Firstbank must have received a certificate signed by Keystone certifying the total common stock issued and outstanding as of the closing date.

Keystone’s Conditions to Close

        In addition to the mutual conditions to close described above, Keystone’s obligation to complete the merger is subject to the fulfillment of additional conditions, including the following:

•	the representations and warranties made by Firstbank in the merger agreement must be true and correct as of the closing date or to a specifically related earlier date;

•	Firstbank must have performed in all material respects all of the agreements, conditions, and covenants made in the merger agreement to be completed at or before the closing;

•	Keystone must have received an opinion from Varnum, Riddering, Schmidt & Howlett LLP (legal counsel for Firstbank) to the effect that Firstbank is in good standing, the merger agreement has been duly executed by Firstbank and is binding on Firstbank, and that upon filing of the Certificate of Merger, the merger will become effective;

•	Keystone must have received a tax opinion from Varnum, Riddering, Schmidt & Howlett LLP to the effect that the merger will qualify as a reorganization and Firstbank and Keystone will each qualify as a party to the reorganization; and

•	Keystone must have received a fairness opinion from Donnelly Penman & Partners (financial advisor from Keystone) to the effect that the terms of the merger are fair to Keystone’s shareholders from a financial point of view.

Termination

        Prior to the merger, the merger agreement may be terminated by the mutual consent of Firstbank and Keystone or may be terminated by either of them if the merger has not been completed on or before November 30, 2005.

Firstbank’s Right to Terminate

        In addition, Firstbank may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	if any conditions precedent to Firstbank’s obligations have not been met or waived by Firstbank, or if any conditions precedent to Keystone’s obligations have not been satisfied or waived by Keystone despite Firstbank’s best efforts to comply with those covenants;

•	the failure of Keystone’s shareholders to approve the merger agreement by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement;

•	certain environmental risks exist for which the cost of remediation exceeds $100,000;

•	Keystone Community Bank receives a rating lower than “satisfactory” under the Community Reinvestment Act as of the closing date, or if the results of the examination are still pending, Firstbank is unable to satisfy itself that Keystone Community Bank will receive a “satisfactory” or higher rating;

•	one or more events shall have caused or are reasonably likely to cause a material adverse effect on Keystone; or

•	Keystone’s directors decide in good faith that their fiduciary duties to Keystone’s shareholders under applicable law require them to withdraw, modify, or change its recommendation concerning the Firstbank offer and accept and recommend the superior proposal to the shareholders of Keystone.

Keystone’s Right to Terminate

        In addition, Keystone may terminate the merger agreement and abandon the merger on its own action upon the occurrence of additional events specified in the merger agreement including, among others, the following:

•	if any conditions precedent to Keystone’s obligations have not been met or waived by Keystone, or if any conditions precedent to Firstbank’s obligations have not been satisfied or waived by Firstbank despite Keystone’s best efforts to comply with those covenants;

•	the failure of Keystone’s shareholders to approve the merger agreement by the requisite vote of approval at the special shareholders meeting described in this prospectus and proxy statement;

•	one or more events shall have caused or are reasonably likely to cause a material adverse effect on Firstbank; or

•	Keystone’s directors decide in good faith that their fiduciary duties to Keystone’s shareholders under applicable law require them to withdraw, modify, or change its recommendation concerning the Firstbank offer and accept and recommend the superior proposal to the shareholders of Keystone.

Effect of Termination

        If either Firstbank or Keystone terminates the merger agreement as a result of a breach by the other party, the non-breaching party is entitled to reimbursement of all reasonable costs and expenses incurred in connection with the consummation of the merger in an amount not to exceed $200,000. Certain provisions of the merger agreement, including provisions regarding confidentiality, will survive termination of the merger agreement. In addition, neither company will be released from liability to the other for any liabilities or damages arising out of its knowing or intentional breach of any provision of the merger agreement.

        In addition to the transaction costs described above, after the merger agreement is executed, (i) if Keystone’s Board of Directors accept or approve any other acquisition proposal which competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, (ii) if the shareholders of Keystone fail to approve the merger agreement at the special shareholders meeting described in this prospectus and proxy statement, and such failure is due in whole or in part to the existence of any acquisition proposal that has been communicated to the shareholders and that competes or is otherwise inconsistent with the transactions contemplated by the merger agreement, or (iii) if Keystone’s Board of Directors decide in good faith that their fiduciary duties to Keystone’s shareholders under applicable law require them to withdraw, modify, or change its recommendation concerning the Firstbank offer and accept and recommend a superior proposal to the shareholders of Keystone, then Keystone is required to promptly pay to Firstbank a fee of $1,000,000 plus all reasonable and actual expenses incurred by Firstbank in connection with the merger in an amount not to exceed $200,000.

Description of Firstbank Common Stock

        Firstbank’s authorized capital stock consists of 20 million shares of common stock, no par value per share, and 300,000 shares of preferred stock, no par value per share. As of July 31, 2005, Firstbank had 5,356,336 shares of Firstbank common stock outstanding and no shares of Firstbank preferred stock outstanding. Firstbank expects to issue not more than 578,678 shares of Firstbank common stock in the merger. However, if holders of Keystone stock options exercise those options before closing, then Firstbank may issue up to 612,178 shares of Firstbank common stock in the merger.

        Holders of Firstbank common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by Firstbank’s Board of Directors. Each holder of Firstbank common stock is entitled to one vote for each share held on each matter submitted for shareholder action. Firstbank common stock has no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions.

        In the case of any liquidation, dissolution, or winding up of the affairs of Firstbank, holders of Firstbank common stock would be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them.

        All outstanding shares of Firstbank common stock are, and shares to be issued pursuant to the merger will be, when issued, fully paid and non-assessable.

Comparison of Rights of Firstbank and Keystone Shareholders

        If the merger is completed, holders of Keystone common stock will become holders of Firstbank common stock. Holders of Firstbank common stock will continue to be holders of Firstbank common stock after the merger.

        Because both Keystone and Firstbank are incorporated under Michigan law, their respective shareholders’ rights are governed by the Michigan Business Corporation Act. As a Keystone shareholder, your rights are currently governed by Keystone’s Articles of Incorporation, as amended, and Bylaws and the Michigan Business Corporation Act. However, after the merger, your rights will be governed by Firstbank’s Articles of Incorporation, as amended, and Bylaws, as amended, and the Michigan Business Corporation Act. The following discussion compares Keystone’s Articles of Incorporation and Bylaws to Firstbank’s Articles of Incorporation and Bylaws.

        The following comparison is not intended to be complete and is qualified in its entirety by reference to Firstbank’s Articles of Incorporation and Bylaws and Keystone’s Articles of Incorporation and Bylaws. Copies of these documents are available upon request. See “Where You Can Find More Information” on page 86 below.

Anti-Takeover Provisions – In General

        Firstbank’s Articles of Incorporation, as amended, contain provisions that could prevent or delay the acquisition of Firstbank by means of a tender offer, proxy contest, or otherwise. These provisions could also limit shareholders’ participation in certain types of business combinations or other transactions that might be proposed in the future, regardless of whether those transactions were favored by a majority of shareholders, and could enhance the ability of officers and directors to retain their positions.

        Keystone’s Articles of Incorporation, as amended, contain similar types of provisions. Material differences in the companies’ organizational documents with respect to such anti-takeover provisions are discussed below under separate sections, such as “Size and Classification of the Board of Directors” and “Removal of Directors.”

Authorized Capital

        The total authorized shares of capital stock of Firstbank consists of 20 million shares of common stock, no par value per share, and 300,000 shares of preferred stock. As of July 31, 2005, there were 5,356,336 shares of Firstbank common stock outstanding, and Firstbank has not issued any shares of preferred stock. Firstbank’s Articles of Incorporation, as amended, authorize Firstbank’s Board of Directors to issue preferred stock from time to time and to fix the rights, preferences, and limitations of each series of preferred stock. This includes the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock, and any other rights, preferences, or limitations.

        The issuance of shares of Firstbank preferred stock could adversely affect the rights of the holders of Firstbank common stock and adversely affect the availability of earnings for distribution to the holders of Firstbank common stock.

        The total authorized capital stock of Keystone consists of 1.5 million shares of common stock, no par value. No share of Keystone common stock is entitled to any preferences, and all shares have equal rights. Keystone’s Articles of Incorporation, as amended, do not authorize any other shares or classes of capital stock.

Size and Classification of the Board of Directors

        Under both Firstbank’s Articles of Incorporation and Keystone’s Articles of Incorporation, their respective Boards of Directors are divided into three classes, as nearly equal in number as possible. The term of office of one class of directors expires each year. Because of this classification of Firstbank’s and Keystone’s Boards of Directors, it would normally take at least two annual meetings of shareholders to change a majority of the members of each Board of Directors.

        Currently, Firstbank’s Board of Directors is composed of seven members, and Keystone’s Board of Director’s is comprised of eight members.

Limitation of Personal Liability of Directors

        Both Firstbank’s Articles of Incorporation and Keystone’s Articles of Incorporation, as modified by the Michigan Business Corporation Act, provide that a director will not be personally liable to the corporation for money damages for breach of the director’s fiduciary duty. However, a director’s liability cannot be limited for: (1) the amount of any financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) an illegal dividend, distribution or loan to an officer, director or employee of the corporation that is contrary to the Michigan Business Corporation Act; or (4) an intentional criminal act.

Removal of Directors

        Under Firstbank’s Articles of Incorporation, any one or more directors may be removed from office at any time, but only for cause, by the affirmative vote of shareholders holding a majority of the outstanding shares of stock entitled to vote in elections of directors at a special meeting.

        Under Keystone’s Articles of Incorporation, a director may be removed for cause by the affirmative vote of shareholders holding a majority of the outstanding shares of stock entitled to vote in elections of directors. In addition, a director may be removed without cause by the affirmative vote of shareholders holding at least eighty percent (80%) of the outstanding shares of stock entitled to vote in elections of directors.

Shareholder Nominations of Directors

        Under Firstbank’s Articles of Incorporation, nominations for the election of directors may be made by the Board of Directors or by a shareholder entitled to vote in the election of directors. A shareholder entitled to vote in the election of directors, however, may make such a nomination only if written notice of such shareholder’s intent to do so has been given, either by personal delivery or by United States mail, postage prepaid, and received by Firstbank not less than 10 days nor more than 50 days prior to any meeting of shareholders called for the election of directors.

        Under Keystone’s Bylaws, nominations for the election of directors may be made by the Board of Directors or by a shareholder entitled to vote in the election of directors. A shareholder entitled to vote in the election of directors, however, may make such a nomination only if written notice of the shareholder’s intent to do so has been given, either by personal delivery or by United States mail, postage prepaid, and received by Keystone (a) with respect to an election to be held at an annual meeting of shareholders, not later than sixty (60) nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the date of the annual meeting is changed by more than twenty (20) days from such anniversary date, within ten (10) days after the date Keystone mails or otherwise gives notice of the date of such meeting), and (b) with respect to an election to be held at a special meeting of shareholders called for that purpose, not later than the close of business on the tenth (10th) day following the date on which notice of the special meeting was first mailed to the shareholders by Keystone.

        A Keystone shareholder’s notice of intent to make a nomination must set forth: (1) the name(s) and address(es) of the shareholder who intends to make the nomination and of the person or persons to be nominated; (2) a representation that the shareholder (a) is a holder of record of stock of Keystone entitled to vote at such meeting, (b) will continue to hold such stock through the date on which the meeting is held, and (c) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated under Section 14 of the Securities Exchange Act of 1934, as amended; and (v) the consent of each nominee to serve as a director of Keystone if so elected. In addition, Keystone may require any proposed nominee to furnish other information as may reasonably be required by Keystone to determine the qualifications of the proposed nominee to serve as a director.

Shareholder Proposals

        Neither Firstbank’s Articles of Incorporation nor its Bylaws contain provisions specifically dealing with shareholder proposals. As a public company whose shares are quoted on The Nasdaq National Market, Firstbank is required to comply with Securities and Exchange Commission and NASD rules concerning shareholder proposals.

        Under Keystone’s Bylaws, a shareholder who wishes to present a proposal for action at a shareholders’ meeting must follow certain procedures. In order to present the proposal, the shareholder must give timely notice of the matter in writing to Keystone, and the proposal must be a proper subject for action by shareholders pursuant to Michigan law. Alternatively, the proposal is included with Keystone’s proxy materials in compliance with the applicable rules and regulations set forth by the Securities and Exchange Commission.

        The notice by the Keystone shareholder must include the following information:  (1) the shareholder’s name and record address; (2) a representation that the shareholder (a) is a holder of record of Keystone stock entitled to vote at such meeting, (b) will continue to hold such stock until the date of such meeting, and (c) intends to appear in person or by proxy at the meeting to submit the proposal to shareholder vote; (3) a brief description of the matter to be acted on; and (4) any financial or other interest that the shareholder has in the proposal.

        A notice of proposal must be given either by personal delivery or by United States mail, postage prepaid, and received by Keystone (a) with respect to an election to be held at an annual meeting of shareholders, not later than sixty (60) nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the date of the annual meeting is changed by more than twenty (20) days from such anniversary date, within ten (10) days after the date Keystone mails or otherwise gives notice of the date of such meeting), and (b) with respect to an election to be held at a special meeting of shareholders called for that purpose, not later than the close of business on the tenth (10th) day following the date on which notice of the special meeting was first mailed to the shareholders by Keystone. W. Ford Kieft III of Keystone will notify the shareholder in writing within ten (10) business days after receipt of the shareholder’s proposal whether the shareholder’s notice of proposal has been made in accordance with all the requirements of the Bylaws.

State Anti-Takeover Laws

        Fair Price Act. Certain provisions of the Michigan Business Corporation Act, referred to as the Fair Price Act, establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act applies to both Firstbank and Keystone. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a “business combination.” The Fair Price Act defines a “business combination” to include nearly any merger, consolidation, share exchange, sale of assets, stock issuance, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates” of an interested shareholder. An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of common stock in the business combination must be at least equal to the highest of either (a) the market value of the shares on the date that the business combination was announced or on the date that the interested shareholder first became an interested shareholder, whichever is higher, or (b) the highest per share price paid by an interested shareholder within the two-year period preceding the announcement of the business combination or in the transaction in which the shareholder first became an interested shareholder, whichever is higher; (2) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (3) at least five years have passed between the date the interested shareholder first became an interested shareholder and the date the business combination is completed. The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution before the time that the interested shareholder first became an interested shareholder.

        Control Share Act. Certain portions of the Michigan Business Corporation Act, referred to as the Control Share Act, also regulate the acquisition of “control shares” of widely held Michigan corporations. The Control Share Act applies to Firstbank and Keystone and their shareholders. The Control Share Act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power in the election of directors of the corporation at or above any of the following thresholds: 20%, 33%, and 50%. Under the Control Share Act, an acquiror may not vote “control shares” that were acquired in a control share acquisition unless the corporation’s disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.

Amendments to Articles of Incorporation and Bylaws

        Under the Michigan Business Corporation Act, a corporation’s articles of incorporation may be amended by the affirmative vote of the majority of the outstanding shares entitled to vote. In addition, an amendment to a corporation’s articles of incorporation may require the approval of the majority of the outstanding shares of a class or series of stock if the amendment would (1) increase or decrease the authorized number of shares of that class or series or (2) alter or change the powers, preferences or special rights of that class or series so as to affect them directly. However, a corporation’s articles of incorporation may specify that an amendment to one or more provisions of the articles must be approved by higher percentages.

        Firstbank’s Articles of Incorporation contain specific provisions that increase the percentage required for approval of amendments. Amending Article XI or XII of the Articles of Incorporation requires an affirmative vote of seventy-five percent (75%) of the outstanding shares of stock, and amending Article XIII requires an affirmative vote of eighty percent (80%) of the outstanding shares. To amend Article VIII, an affirmative vote of seventy-five percent (75%) of the outstanding shares of stock is required unless a majority of the Board of Directors adopts a resolution that recommends the amendment.

        Keystone’s Articles of Incorporation contain specific provisions that increase the percentage required for approval of amendments. To amend Articles VI, VII, VIII, or X, or to adopt any provision in conflict with any term in the Articles of Incorporation, an affirmative vote of eighty percent (80%) of the outstanding shares of stock entitled to vote on that amendment is required.

        Under the Michigan Business Corporation Act, a corporation’s bylaws may be amended by either the board of directors or the shareholders, unless the corporation’s articles of incorporation or bylaws provide that only the shareholders may amend the bylaws or any particular bylaw. Firstbank’s Articles of Incorporation provide that the Bylaws may be amended by the shareholders pursuant to an affirmative vote of seventy-five percent (75%) of the outstanding shares of stock unless a majority of the Board of Directors adopts a resolution that recommends the amendment. However, the Board of Director’s may amend or repeal the Bylaws by an affirmative vote of a majority of the directors then in office.

        Under Keystone’s Bylaws, the shareholders or Board of Directors may amend or adopt new bylaws pursuant to an affirmative vote of a majority of the outstanding shares of stock or a majority of the members of the Board of Directors in office.

Indemnification Provisions

        Under the Michigan Business Corporation Act, a corporation is permitted to, and in some circumstances must, indemnify its officers, directors, employees and agents, as well as persons who were serving in similar positions with another entity at the corporation’s request, in a variety of situations.

        The indemnification provisions in Firstbank’s Articles of Incorporation provide that directors, officers, employees, agents, and other similar persons will be indemnified to the fullest extent permitted under the Michigan Business Corporation Act.

        Keystone’s Articles of Incorporation provide that only the directors and officers of the corporation will be indemnified to the fullest extent permitted by the Michigan Business Corporation Act. However, pursuant to Keystone’s Bylaws, the Board of Directors may authorize indemnification for any employee or agent of Keystone to the same extent as provided for Keystone’s directors and officers.

Shareholder Action by Written Consent

        Under the Michigan Business Corporation Act, the shareholders of a corporation may take an action either at a meeting or without a meeting if all of the shareholders sign a written consent authorizing the action. However, unanimous approval by written consent is not required if the corporation’s articles of incorporation allow the shareholders holding a majority of the voting power (or such higher level as may be required) to take action by written consent. In that case, certain other conditions must be met, such as providing notice of the action to all shareholders who did not sign the consent.

        Firstbank’s Articles of Incorporation do not allow shareholders to take action without a meeting or to take action by written consent. Keystone’s Bylaws allow action by the shareholders without a meeting, without prior notice, and without a vote if there is unanimous written consent.

Public Markets for Firstbank’s and Keystone’s Shares

        Firstbank’s common stock is quoted on The Nasdaq National Market System. Keystone is privately held and does not participate in any established public trading market.

Restrictions on Keystone Affiliates

        All shares of Firstbank common stock received by Keystone shareholders in the merger will be freely transferable, except that shares of Firstbank common stock received by persons who are deemed to be “affiliates” (as defined under the Securities Act of 1933) of Keystone before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Keystone generally include individuals or entities that control, are controlled by, or are under common control with Keystone and may include certain officers, directors, and principal shareholders of Keystone.

        This prospectus and proxy statement covers Firstbank common stock to be issued in connection with the merger. It does not cover any resales of Firstbank common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

Material Federal Income Tax Consequences

        The following discussion addresses the material United States federal income tax consequences of the merger to holders of Keystone common stock. This discussion applies only to Keystone shareholders who hold their Keystone common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of his or her personal circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including: banks or trusts; tax-exempt organizations; insurance companies; regulated investment companies or mutual funds; dealers in securities or foreign currency; traders in securities who elect to apply a mark-to-market method of accounting; pass-through entities and investors in such entities; foreign persons; and shareholders who hold Keystone common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated instrument; and shareholders of Keystone common stock who acquired their shares of Keystone common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

        This discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently applicable, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Tax considerations under state, local and foreign laws are not addressed in this document. Tax consequences to you may vary depending upon your particular circumstances. Therefore, you should consult your tax advisor to determine the particular tax consequences of the merger to you, including those relating to state and/or local taxes.

        It is a condition to the obligations of Keystone and Firstbank to complete the merger that they receive from Varnum, Riddering, Schmidt & Howlett LLP, legal counsel for Firstbank, an opinion regarding material federal income tax consequences of the merger. Firstbank and Keystone believe, based on this opinion, that the merger will have the following federal income tax consequences:

•	the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and Firstbank and Keystone will each be a “party to a reorganization” within the meaning of Section 368(b);

•	the basis of Keystone’s assets in the hands of Firstbank will be the same as the basis of those assets in the hands of Keystone immediately before the reorganization;

•	no gain or loss will be recognized by Firstbank on the receipt by Firstbank of the assets of Keystone in exchange for Firstbank common stock and the assumption by Firstbank of the liabilities of Keystone; and

•	the holding period of the assets of Keystone in the hands of Firstbank will include the holding period during which such assets were held by Keystone.

        The tax opinion assumes the absence of changes in existing facts and relies on assumptions, representations, and covenants, including those contained in certificates of officers of Firstbank and Keystone. The tax opinion neither binds nor precludes the Internal Revenue Service from adopting a contrary position. An opinion of counsel sets forth such counsel’s legal judgment and has no binding effect or official status of any kind and no assurance can be given that contrary positions will not be successfully asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local, or foreign income or other tax consequences of the merger to you.

Exchange for Cash and Firstbank Common Stock

        As a result of receiving a combination of cash and Firstbank common stock in exchange for shares of Keystone common stock, a Keystone shareholder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger. The amount of gain a Keystone shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the Firstbank common stock received exceeds (b) the shareholder’s tax basis in the Keystone common stock surrendered in the merger. If a shareholder of Keystone common stock purchased his or her shares of Keystone common stock at different prices, such Keystone shareholder will have to compute his or her recognized gain or loss separately for the shares of Keystone common stock with different adjusted basis in accordance with the rules described in the previous sentence. Any recognized gain would be taxed as a capital gain or a dividend, as described below. The tax basis of the Firstbank common stock received in the merger will be the same as the tax basis of the shares of Keystone common stock surrendered in the merger decreased by the amount of cash received in the merger and increased by the (i) gain recognized in the merger, if any and (ii) dividend income recognized in the merger, if any. The holding period for shares of Firstbank common stock received by a Keystone shareholder will include such shareholder’s holding period for the Keystone common stock surrendered in exchange for the Firstbank common stock, provided that such shares of Keystone common stock were held as capital assets of the shareholder at the effective time of the merger.

        In certain circumstances, a Keystone shareholder may receive ordinary income, rather than capital gain treatment on all or a portion of the gain recognized in the merger if receipt of the cash portion of the merger consideration has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code. The determination of whether a cash payment has such effect is based on a comparison of the Keystone shareholder’s proportionate interest in Firstbank after the merger with the proportionate interest the Keystone shareholder would have had if the shareholder had received solely Firstbank common stock in the merger. For purposes of this comparison, the Keystone shareholder may constructively own shares of Firstbank held by certain members of the Keystone shareholder’s family or certain entities in which the Keystone shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the Keystone shareholder’s shares of Firstbank common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Keystone at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the Keystone shareholder’s common stock was held as a capital asset at the time of the merger. Capital gain or loss recognized by a Keystone shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of Keystone common stock exceeds one year at the completion of the merger. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. If a Keystone shareholder has to recognize ordinary income, such income for individuals is currently taxed at the maximum rate of 35%. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Keystone shareholder. Keystone shareholders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

        A Keystone shareholder who holds Keystone common stock as a capital asset and who receives in the merger, in exchange for such stock, cash in lieu of a fractional share interest in Firstbank common stock, will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

        Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the Exchange Agent is required to withhold, and will withhold, 28% of any cash payments to which a Keystone shareholder is entitled pursuant to the merger, unless the Keystone shareholder provides the appropriate form. A Keystone shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the Exchange Agent. This completed form provides the information, including the Keystone shareholder’s taxpayer identification number (a social security number for individuals), and certification necessary to avoid backup withholding.

        The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Keystone shareholder in light of such shareholder’s particular circumstances. Keystone shareholders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

No Dissenters’ Rights

        Keystone shareholders are not entitled to exercise dissenters’ rights as a result of approval of the merger, and you are not entitled to demand payment for your shares under the Michigan Business Corporation Act.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined balance sheet and income statement give effect to the merger. This pro forma financial information is based on the historical consolidated financial statements of Firstbank and Keystone and their subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet presents financial information as of March 31, 2005, and the unaudited pro forma consolidated condensed combined statement of income presents financial information for the three months ended March 31, 2005 and for the year ended December 31, 2004. The pro forma consolidated condensed combined balance sheet assumes the merger was consummated on March 31, 2005, and the unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of each period covered by such statements of income. Pro forma per share amounts are based on total merger consideration of $44.50 per share of Keystone common stock. The actual amount of total merger consideration is subject to certain possible adjustments pursuant to the merger agreement.

        The unaudited pro forma condensed combined financial statements reflect the restructuring and other merger related expenses disclosed in the notes to such statements but do not reflect anticipated cost savings. As a result, the pro forma combined financial condition and results of operations of Firstbank as of and after the effective time of the merger may not be indicative of the results that actually would have occurred if the merger had been in effect during the periods presented or of the results that may be attained in the future.

        This pro forma financial information should be read in conjunction with the historical consolidated financial statements of Firstbank and Keystone, including the respective notes to those financial statements, that are included or incorporated by reference in this prospectus and proxy statement, and in conjunction with the pro forma financial data, appearing elsewhere in this prospectus and proxy statement. See “Where You Can Find More Information” on page 86.

Unaudited Pro Forma Condensed Combined Balance Sheet (A)
As of March 31, 2005
(dollars in thousands)

			Pro Forma
	Firstbank	Keystone
	Historical	Historical	Adjustments		Combined

ASSETS
Cash and due from banks	$21,930	$2,143	$(1,196)	(B)	$22,877
Short-term investments	1,849	470			2,319

Total cash and cash equivalents	23,779	2,613	(1,196)		25,196
Securities available for sale	77,855	2,250	3	(C)	80,108
Federal Home Loan Bank stock	5,412	738			6,150
Loans held for sale	1,786	-			1,786
Loans, net of allowance for loan losses:	664,774	142,289	450	(C)	807,513
Firstbank: $10,127; Keystone: $173
Property and equipment, net	17,323	2,016			19,339
Goodwill	4,465	-	15,220		19,685
Core deposits and other intangibles	2,320	-	1,447	(E)(F)	3,767
Accrued interest receivable and other assets	16,462	991			17,453

Total Assets	$814,176	$150,897	$15,924		980,997

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Non-interest bearing demand accounts	$99,424	$15,989			$115,413
Interest bearing accounts:
Demand	173,542	9,445			182,987
Savings	115,234	21,441			136,675
Time	230,425	79,770	320	(C)	310,515

Total Deposits	618,625	126,645	320		745,590
Securities sold under agreement to repurchase
and overnight borrowings	31,855	-	5,600	(M)	37,455
Federal Home Loan Bank advances	68,804	9,900	(90)	(C)	78,614
Notes payable	95	1,885	6,800	(N)	8,780
Subordinated debentures	10,310	-			10,310
Accrued interest payable and other liabilities	11,214	747	585	(C)(E)(F)	12,546

Total Liabilities	740,903	139,177	13,215		893,295

SHAREHOLDERS' EQUITY
Preferred Stock	-	-			-
Common stock	$64,560	$10,259	$4,170	(G) (H)	$78,989
Retained earnings	8,835	1,505	(1,505)	(G)	8,835
Restricted Stock	(27)	(44)	44	(G)	(27)
Accumulated other comprehensive income	(95)	-	-		(95)

Total Shareholders' Equity	73,273	11,720	2,709		87,702

Total Liabilities and Shareholders' Equity	$814,176	$150,897	$15,924		$980,997

See notes to pro forma combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Income
For the Three Months Ended March 31, 2005
(dollars in thousands, except per share amounts)

			Pro Forma
	Firstbank	Keystone
	Historical	Historical	Adjustments		Combined

Interest Income:
Loans, including fees	$10,847	$2,145	$(38	) (J)	$12,954
Securities:
Taxable	458	25	0	(J)	483
Exempt from federal income tax	248	-			248
Short term investments	40	13			53

Total Interest Income	11,593	2,183	(38)		13,738

Interest Expense:
Deposits	2,226	737	40	(J)	3,003
FHLB Advances, notes payable and subordinated	1,099	72	102	(J)	1,273
debentures
Other	120	14			134

Total Interest Expense	3,445	823	142		4,410

Net Interest Income	8,148	1,360	(180)		9,328

Provision for loan losses	8	173			181

Net Interest Income After Provision for	8,140	1,187	(180)		9,147
Loan Losses

Non-Interest Income:
Service charges on deposit accounts	720	241			961
Gain on sale of mortgage loans	455	-			455
Mortgage servicing, net of amortization	48	-			48
Gain on sale of securities	12	-			12
Other	978	8			986

Total Non-Interest Income	2,213	249			2,462

Non-Interest Expense:
Salaries and employee benefits	3,887	594	54	(D)	4,535
Occupancy and equipment	1,016	184			1,200
Amortization and intangibles	76	-	70	(E)(F)	146
Michigan single business tax	59	-			59
Advertising and promotions	-	27			27
Other expenses	2,178	277	100	(D)	2,555

Total Non-Interest Expense	7,216	1,082	224		8,522

Income Before Federal Income Tax	3,137	354	(404)		3,087
Federal Income Tax Expense	1,000	120	(141	) (O)	979

NET INCOME	$2,137	$234	$(262)		2,108

Net Income Per Common Share
Basic	$0.40	$0.40			$0.36

Diluted	$0.39	$0.39			$0.35

Average shares outstanding	5,328,182	578,678	0	(I)(K)	5,906,860

Effect of dilutive securities - stock options	110,041	18,444	(18,444	) (L)	110,041

Shares outstanding - Dilutive	5,438,223	597,122	(18,444)		6,016,901

See notes to pro forma combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Income
For the Year Ended December 31, 2004
(dollars in thousands, except per share amounts)

			Pro Forma
	Firstbank	Keystone
	Historical	Historical	Adjustments		Combined

Interest Income:
Loans, including fees	$41,350	$7,154	$(150	) (J)	$48,354
Securities:
Taxable	1,655	69	(2	) (J)	1,722
Exempt from federal income tax	951	-			951
Short term investments	136	62			198

Total Interest Income	44,092	7,285	(152)		51,225

Interest Expense:
Deposits	7,453	2,439	160	(J)	10,052
FHLB Advances, notes payable and subordinated	3,968	260	260	(J)	4,488
debentures
Other	289	20			309

Total Interest Expense	11,710	2,719	420		14,849

Net Interest Income	32,382	4,566	(572)		36,376

Provision for loan losses	(425)	232			(193)

Net Interest Income After Provision for	32,808	4,334	(572)		36,569
Loan Losses

Non-Interest Income:
Service charges on deposit accounts	2,813	818			3,631
Gain on sale of mortgage loans	2,663	-			2,663
Mortgage servicing, net of amortization	(55)	-			(55)
Gain on sale of securities	54	-			54
Courier and cash delivery services	1,072	-			1,072
Real estate appraisal services	604	-			604
Commissions on real estate sales	945	-			945
Title insurance fees	618	-			618
Other	1,337	31			1,368

Total Non-Interest Income	10,051	849			10,900

Non-Interest Expense:
Salaries and employee benefits	15,718	2,145	54	(D)	17,917
Occupancy and equipment	3,866	668			4,534
Amortization and intangibles	302	-	279	(E)(F)	581
Michigan single business tax	472	40			512
Outside professional services	1,598	149			1,747
Advertising and promotions	497	102			599
Other expenses	5,908	878	100	(D)	6,886

Total Non-Interest Expense	28,361	3,982	433		32,776

Income Before Federal Income Tax	14,497	1,201	(1,005)		14,693
Federal Income Tax Expense	4,139	409	(352	) (O)	4,196

NET INCOME	$10,358	$792	$(653)		$10,497

Net Income Per Common Share
Basic	$1.83	$1.37			$1.68

Diluted	$1.79	$1.29			$1.65

Average shares outstanding	5,652,253	578,678	0	(I)(K)	6,230,931

Effect of dilutive securities - stock options	128,469	18,444	(18,444)	(L)	128,469

Shares outstanding - Dilutive	5,780,722	597,122	(18,444)		6,359,400

See notes to pro forma combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined
Balance Sheets and Statements of Income

Notes

(A)
The unaudited pro forma condensed combined balance sheet of Firstbank and subsidiaries and Keystone and subsidiaries at March 31, 2005 has been prepared as if the merger had been consummated on that date. The unaudited pro forma condensed combined statement of income for the three months ended March 31, 2005 and the year ended December 31, 2004 was prepared as if the merger had been consummated at the beginning of the period presented. The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Firstbank and the historical financial statements of Keystone and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are summarized as follows:

(1)     Estimated fair values — The estimated fair value and resulting net premium on loans for purposes of these pro forma financial statements is being amortized to interest income over their remaining estimated lives, using the level yield method. The resulting adjustment on deposits and borrowings is being accreted into interest expense over their remaining estimated lives.

(2)     Certain reclassifications have been made to Keystone’s financial information in order to conform to the presentation of Firstbank’s financial information.

(B)
The cash portion of the acquisition assumes funding through available cash, dividends provided from current affiliate banks federal funds, and borrowing on Firstbank Corporation's line of credit.

(C)
Purchase accounting fair value adjustments are estimated as follows (1)(2):

Loans	$450,000
Securities held to maturity	3,000
Deposits	(320,000)
Other borrowings	90,000

Total	223,000
Tax effect at 35%	(78,000)

Net fair value purchase accounting adjustments	$145,000

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.
(2)	A valuation of property and equipment has not been performed as of the date of this document. It is anticipated a valuation will be done to adjust property and equipment to fair value as of the date of the merger.

(D)
Estimated transaction related costs are as follows:

Severance expense	$54,000
Data processing contract termination	100,000

Total	154,000
Tax effect (at 35%)	(54,000)

Total estimated transaction cost, net of tax	$100,000

These costs are an estimate and may change due to factors of which we are not now aware.

(E)
To record core deposit intangible created, which is estimated to be $1,397,000 and equals 3.0% of Keystone's non-contractual deposits. This amount is an estimate of the value of the core deposit. Although we have engaged a third party to perform a valuation of this intangible asset, this valuation has not been done as of the date of this document. The core deposit intangible is being amortized on the level yield method over 10 years.

(F)
To record covenant not to compete for $50,000. This amount is an estimate of the value of the covenants not to compete entered into with three executive officers of Keystone. Although we have engaged a third party to perform a valuation of this and other possible intangible assets, this valuation has not been done as of the date of this document. The covenant not to compete will be amortized on a straight-line basis over 5 years.

(G)
Elimination of Keystone’s equity.

(H)
To record common stock issued (54.6%) and cash paid (45.4%) for each share of Keystone, as well as the cash value to be exchanged for Keystone's outstanding restricted stock and outstanding stock options.

	Total	Stock(5)	Cash

Purchase price (1)	$26,670,000	$14,554,000	$12,116,000

Keystone shares outstanding (2)	578,678
Price paid per share	$44.50

Fair value of stock options (3)	$820,750

Estimated Firstbank stock price (4)		$25.15
Total Firstbank common shares issued		578,678

(1)	The cash portion of the purchase price is expected to be funded with proceeds from internal sources and utilization of the Firstbank's line of credit.
(2)	Outstanding at March 31, 2005.
(3)	Each Keystone stock option will be converted into cash based upon terms in the merger agreement.
(4)	Estimate based on the price on the day the definitive agreement was signed.
(5)	Cost to issue stock is estimated to be $125,000.

(I)
Elimination of Keystone’s average shares.

(J)
Pro forma adjustments to interest income and interest expense were calculated as follows:

	3/31/2005	12/31/2004

Amortization of premium on loans (5 year level yield method)	$38,000	$150,000
Amortization of premium on securities held to maturity (2 years straight line)	-	2,000

Total adjustments - interest income	$38,000	$152,000

Accretion of adjustment on deposits (2 year straight line)	$40,000	$160,000
Accretion of adjustment on other borrowings (2 year straight line)	(11,000)	(45,000)
Interest expense on Federal Funds purchased	35,000	76,000
Interest expense on the Firstbank line of credit	78,000	229,000

Total adjustments - interest expense	$142,000	$420,000

(K)
Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using Firstbank's historical weighted average basic and diluted shares plus 578,678 shares estimated to be issued to Keystone's shareholders under the terms of the merger agreement. The shares to be issued were assumed to be issued at the beginning of the period presented.

(L)
Represents elimination of Keystone’s dilutive effect relating to stock options that will be paid out in cash based on the merger agreement.

(M)
To record additional Federal Funds balances that will be required to fund a portion of the cash paid in the transaction.

(N)
To record borrowing on the Firstbank line of credit to fund a portion of the cash paid in the transaction.

(O)
Taxes calculated at 35% of pretax income.

KEYSTONE FINANCIAL CORPORATION

Description of Business

        Keystone Financial Corporation (“Keystone”) is a bank holding company headquartered in Kalamazoo, Michigan and owns Keystone Community Bank. Keystone Community Bank operates its banking business in Kalamazoo, Michigan and the surrounding area. Keystone offers commercial and personal banking services, including checking and savings accounts, certificates of deposit, safe deposit boxes, travelers’ checks, money orders, and commercial, mortgage and consumer loans. As of March 31, 2005, Keystone had, on a consolidated basis, total assets of $151 million, total deposits of $127 million, total portfolio loans of $142 million and shareholders’ equity of $11.7 million.

Keystone Common Stock

        As of the record date, August 1, 2005, Keystone had 578,678 shares of its common stock outstanding, held by approximately 81 shareholders of record. There is no established public trading market for Keystone common stock. It is Keystone’s established practice to pay annual cash dividends. Keystone paid cash dividends of $0.20 and $0.30 per share in 2003 and 2004, respectively, and Keystone paid a cash dividend of $0.40 per share in June 2005.

Selected Financial Data

KEYSTONE FINANCIAL CORPORATION

FINANCIAL HIGHLIGHTS
As of and for the years ended December 31, 2000 through 2004 and for the first quarter ended March 31, 2005. (In thousands, except for per share information)

(audited)

Income Statement	March 31,	Year Ended December 31,
Information	2005	2004	2003	2002	2001	2000

Net interest income	$1,360	$4,565	$3,830	$3,648	$3,058	$2,141
Provision for loan losses	$173	$232	$307	$467	$490	$361
Other income	$249	$849	$800	$711	$716	$428
Other expenses	$1,082	$3,983	$3,383	$2,800	$2,418	$1,918
Net income	$234	$791	$620	$714	$540	$190
Cash dividends declared	--	$173	$115	--	--	--

	March 31,	Year Ended December 31,
Per Share Information	2005	2004	2003	2002	2001	2000

Net income - basic	$0.40	$1.37	$1.07	$1.23	$.93	$.33
Net income - diluted	$0.38	$1.29	$1.01	$1.17	$.89	$.31
Dividends declared	--	$.30	$.20	-0-	-0-	-0-
Book value	$20.25	$19.82	$18.73	$17.86	$16.62	$15.69

	March 31,	Year Ended December 31,
Balance Sheet Information	2005	2004	2003	2002	2001	2000

Investment securities	$2,250	$2,250	$250	$250	--	--
Net portfolio loans	$142,289	$131,897	$115,174	$97,556	$83,716	$55,742
Deposits	$126,646	$118,498	$107,488	$91,314	$71,993	$57,053
Stockholders' equity	$11,719	$11,471	$10,838	$10,334	$9,619	$9,078
Total assets	$150,897	$142,384	$128,367	$110,223	$89,231	$66,406

	March 31,	Year Ended December 31,
Ratios	2005	2004	2003	2002	2001	2000

Return on average assets	.64%	.54%	.58%	.71%	.63%	.45%
Return on average equity	8.12%	7.03%	5.96%	7.43%	5.32%	3.87%
Allowance for loan losses as a percentage of total portfolio loans	1.30%	1.30%	1.35%	1.40%	1.39%	1.63%
Net interest income as a percentage of average earning assets	3.88%	3.51%	3.42%	3.73%	4.03%	4.40%
Dividends declared as a percentage of earnings	-0-	21.85%	18.56%	-0-	-0-	-0-
Stockholders' equity as a percentage of total assets	7.77%	8.06%	8.44%	9.38%	10.78%	13.67%

KEYSTONE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        Any statements in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “estimate,” “project,” “may” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are predicated on management’s beliefs and assumptions based on information known to Keystone Financial Corporation’s management as of the date of this document and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Keystone Financial Corporation’s management for future or past operations, products or services, and forecasts of the Corporation’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, and estimates of credit quality trends. Such statements reflect the view of Keystone Financial Corporation’s management as of this date with respect to future events and are not guarantees of future performance; they involve assumptions and are subject to substantial risks and uncertainties, such as the changes in Keystone Financial Corporation’s plans, objectives, expectations and intentions. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, the Corporation’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are changes in interest rates, changes in the accounting treatment of any particular item, the results of regulatory examinations, changes in industries where the Corporation has a concentration of loans, changes in the level of fee income, changes in general economic conditions and related credit and market conditions, and the impact of regulatory responses to any of the foregoing. Forward-looking statements speak only as of the date they are made. Keystone Financial Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this document, Keystone Financial Corporation claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        The following discussion and analysis is intended to cover the significant factors affecting Keystone’s balance sheets and income statements. It provides shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the unaudited financial statements alone.

Keystone’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2005 and for the Three Months Ended March 31, 2005

        Results of Operations. For the three (3) months ended March 31, 2005, net income was $234,004 as compared to $97,565 for the same period in 2004, an increase of $136,439, or 139.84%. Diluted earnings per share for the three months ended March 31, 2005 was $.38 compared to $.17 for the comparable three-month period in 2004.

        An analysis of the components affecting net income for the three months ended March 31, 2005 and 2004 is facilitated by segregating amounts into categories of interest income, interest expense, provision for loan losses, other income, other expenses and federal income tax expense. To improve the comparability of the interest income component, interest income, shown in the following table, is expressed on a fully taxable equivalent (FTE) basis. For this purpose, tax-exempt interest earned has been adjusted as if it had been subject to federal income taxes at a rate of 34%.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Three Months Ended March 31, 2005 (Dollars in Thousands)

	2005	2004

Interest income	$2,183	$1,682
Plus taxable equivalent adjustment	4	0

Interest income (FTE basis)	2,187	1,682
Less interest expense	823	643

Net interest income (FTE basis)	$1,364	$1,039

        As shown above, net interest income, on a FTE basis, increased by $325, or 31.03%, for the three months ended March 31, 2005, over the same period in 2004. The $325 increase resulted from increasing earning assets and core deposits. Net interest income grew at a faster pace during the three months ended March 31, 2005 when compared to recent years due to the increase in the prime lending rate, during the last half of 2004. The prime lending rate averaged 5.44% and 4.00% for the three months ended March 31, 2005 and 2004, respectively, an increase of 144 basis points.

        Keystone’s net interest margin (net interest income divided by average total earning assets), on a FTE basis, was 4.11% and 3.73% for the 2005 and 2004 three-month periods, while net interest spread (average yield earned minus average rate paid), on a FTE basis, was 4.00% and 3.54% for the 2005 and 2004 three-month periods. The increased net interest margin and spread were due to the fact that the average rate earned on interest-earning assets increased more (65 basis points) than the increase in the average rate paid on interest-bearing liabilities (19 basis points). This was primarily due to the higher interest rates charged for loans during the three months ended March 31, 2005, as discussed in the “Financial Condition” section below. The average rate paid on total time deposits increased by 30 basis points in 2005, while the average rate paid on other interest-bearing liabilities (excluding time deposits) increased by 16 basis points.

        The provision for loan losses amounted to $173,000 and $139,000 for the three months ended March 31, 2005 and 2004, respectively. Net charge-offs amounted to $33,851 and $66,294 for the three months ended March 31, 2005 and 2004, respectively. For the three-month period in 2005 and 2004, Keystone provided, through a charge to expense, an amount considered necessary to maintain the allowance for loan losses at a level considered adequate to absorb estimated losses in the loan portfolio at the balance sheet date. The provision resulted largely from Keystone’s loan growth and concern for general economic conditions.

        Other income amounted to $248,895 and $187,306 during the three months ended March 31, 2005 and 2004, respectively. The $61,589, or 32.88%, increase was primarily attributable to a $37,860 increase in fee income from deposit operations. The increased fees were due to marginally higher activity fees and services charges on deposit accounts, due to the branch expansion efforts in late 2003.

        Other expenses amounted to $1,081,852 and $937,613 respectively, during the three months ended March 31, 2005 and 2004. These totals, the largest component being salaries, bonuses and benefits, are reflective of the overall increase in Keystone’s operations during the recent three-month period.

        The effective federal income tax rates for the three-month periods ending March 31, 2005 and 2004 were comparable to the 34% statutory federal income tax rate.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        Financial Condition. Total assets were $150.9 million at March 31, 2005, compared to $130.8 million at March 31, 2004. Changes in the major asset and liability categories during the twelve (12) months were driven primarily by loan demand as Keystone continues to attract new customers despite the strong competition from other financial institutions. Portfolio loans increased by $21.73 million, or 18.02%, during the 12-month period. Funding for these loans came from several sources including increased time deposits and other borrowings as well as reductions in cash and cash equivalents. The ratio of portfolio loans to total deposits decreased to 111.61% at March 31, 2005, from 112.49% at March 31, 2004.

        The primary source of new funds was increased deposits of $17.3 million. During the twelve-month period, Keystone became slightly more reliant on time deposits, as a source of funds. Total time deposits were $83,025,513 at March 31, 2005, compared to $73,044,698 at March 31, 2004, which represents a 13.66% increase. As an additional source of funds, FHLB advances increased by $300,000, notes payable increased by $1.4 million, cash and cash equivalents decreased by $3.4 million and investment securities increased by $2 million.

        The allowance for loan losses at March 31, 2005 amounted to $1,870,563, or 1.30% of total portfolio loans, comparable to the March 31, 2004 amount of $1,643,404 or 1.35%.

        Premises and equipment increased by $197,333 to $2,016,043 at March 31, 2005, from $1,818,710 at March 31, 2004, due to capital additions of $435,006, offset by depreciation of $237,673. The primary capital additions related to the purchase of the 4th floor in the Kalamazoo Building, replacement of the Portage Office roof, along with various other capital improvements and equipment upgrades.

        Liquidity and Capital Resources. Cash and cash equivalents amounted to $2.6 million at March 31, 2005 compared to $6 million at March 31, 2004, and securities available-for-sale increased to $2.25 million from $250,000 during the twelve-month period. In addition to the decrease in liquidity due to reduced liquid assets, Keystone became slightly more reliant on time deposits and increased other borrowings, as discussed above, to fund the increase in portfolio loans during this period. Management believes Keystone’s liquidity position at March 31, 2005, along with other sources of liquidity, was adequate to fund loan demand and depositor needs.

        Shareholders’ equity was $11.7 million, or 7.77% of total assets, at March 31, 2005 and $10.9 million, or 8.37% of total assets, at March 31, 2004.

        Keystone’s and Keystone Bank’s capital to assets ratios, as compared to the regulatory minimums for capital adequacy purposes, are as follows as of March 31, 2005:

	Regulatory Minimum	Keystone	Keystone Community Bank
Total capital (to risk- weighted assets)	8.0%	9.1%	10.1%

Tier 1 capital (to risk- weighted assets)	4.0%	7.9%	8.9%

Tier 1 capital (to average assets)	4.0%	7.9%	8.7%

        At March 31, 2005, Keystone Community Bank met the definition of a “well capitalized” institution set forth by federal regulatory authorities.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Keystone’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2004 and 2003 and for the Years Ended December 31, 2004, 2003 and 2002.

        The following discussion and analysis is intended to cover the significant factors affecting Keystone’s balance sheets and income statements. It provides shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone.

        Results of Operations. Net income for 2004 was $790,541 compared to $619,672 in 2003 and $714,181 in 2002. Diluted earnings per share for 2004 were $1.29 compared to $1.01 in 2003 and $1.17 in 2002. Net income for 2004 increased 27.57% over 2003 while 2003 net income reflected a 13.23% decrease from 2002.

        The strong increase in 2004 net income resulted primarily from an $810,457, or 22.99%, increase in net interest income after provision for loan losses. Net interest income after provision for loan losses in 2003 increased by $341,570, or 10.75%, over 2002. As indicated below, the provision for loan losses for 2003 decreased by $160,000 compared to 2002, contributing to the higher percentage increase in 2003 net interest income over 2002 when compared to the percentage increase in net interest income. However, 2003 net income decreased by $94,509 as a result of an increase in non-interest expenses, primarily from a $195,207 increase in other expenses. This increase was attributable to the overhead associated with the branch expansion efforts. See the “Analysis of Net Interest Income” below for additional information regarding the changes in net interest income over the three-year period.

        The provision for loan losses amounted to $232,000, $307,000 and $467,000 for 2004, 2003 and 2002, respectively. Net charge-offs for 2004 were $71,284 compared to $122,084 in 2003 and $259,450 in 2002. For each of the three years, Keystone provided, through a charge to expense, an amount considered necessary to maintain the allowance for loan losses at a level considered adequate to absorb estimated losses in the loan portfolio at the balance sheet date.

        Other income, which is primarily derived from service charges and activity fees on deposit accounts (deposit fee income) and origination fees and late charges on loans (loan fee income), amounted to $848,638, $800,423 and $710,788 for 2004, 2003 and 2002, respectively. The components varied over the three-year period. Deposit fee income increased by $65,041, or 22.16% over 2003, while 2003 increased by $31,062 or 11.84% over 2002. Loan fee income decreased by $11,887, or 2.59% over 2003, while 2003 decreased $54,532 or 11.57% over 2002.

        Other expenses, which include a variety of expense types, amounted to $3,982,588, $3,382,785 and $2,800,071 for 2004, 2003 and 2002. These totals, the largest component being salaries, bonuses, and benefits at approximately 52% of the total for each year, are reflective of the overall increase in Keystone’s operations over the three-year period. The effective federal income tax rates were 34% for 2004, 2003 and 2002, which is equal to the statutory federal income tax rate.

        Financial Condition. Total assets were $142.4 million at December 31, 2004 compared to $128.4 million at December 31, 2003, an increase of $14 million or 10.9%. Asset growth consisted primarily of growth in the loan portfolio as Keystone continues to attract new loan customers despite the strong competition from other financial institutions. Portfolio loans increased by $16.7 million, or 14.5%, in 2004 compared to 2003. The majority of this loan growth came from commercial loans, which increased by $10.7 million, while real estate loans increased by $5.1 million and consumer loans increased by $1.0 million. The ratio of net portfolio loans to total deposits increased to 111.30% at December 30, 2004, from 107.15% at December 31, 2003.

        The allowance for loan losses at December 31, 2004 amounted to $1,731,414, or 1.30% of total portfolio loans, comparable to the year-end 2003 amount of $1,570,698 or 1.35%.

        Reference is made to Tables 3-6 that follow this narrative for additional information regarding Keystone’s loan portfolio, loan mix, nonperforming loans and activity within the allowance for loan losses.

        The increase in total assets was principally funded by deposit growth. Of the $11.0 million, or 10.2%, growth in deposits, $1.6 million came from non-interest bearing deposits, $3.3 million from savings and NOW accounts and $6.1 million from time deposits.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        Liquidity and Capital Resources. In basic banking terms, liquidity relates to the ability to convert assets into cash, to acquire deposits to meet withdrawal needs of depositors or to provide funds for borrowers. In a more complex business environment, it also represents the ability to fund expanding operations, allow for contingencies and provide for investment opportunities.

        Keystone manages its liquidity to meet the cash flow needs of customers, such as borrowing and deposit withdrawals, while at the same time striving to maximize the yield on investments and loans. To meet these cash flow requirements and also to be able to expand services in existing markets, there must be sufficient sources of liquid funds and adequate capital.

        The principal funding source for asset growth and loan origination activities is deposits. Growth in deposits and loans was previously discussed in this analysis. As stated previously, most of the deposit growth has been deployed into commercial and real estate loans due to the demand experienced in these areas.

        Cash and cash equivalents amounted to $4.7 million at December 31, 2004, compared to $9.3 million at December 31, 2003. As liquidity levels vary continuously based on customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes Keystone’s liquidity position at December 31, 2004 was adequate to fund loan demand and meet depositor needs.

        Keystone has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At December 31, 2004 and 2003, Keystone had $2.25 million and $250,000, respectively, of investment securities classified as held-to-maturity. Keystone has historically utilized Federal Home Loan Bank advances as a further source of funding, primarily for the origination of loans. Outstanding advances at December 31, 2004 and 2003 amounted to $10.7 million and $9.6 million, respectively. As an additional source of liquidity at December 31, 2004, Keystone had available borrowings of $1.72 million on its $3.0 million line of credit with another bank. The primary purpose of the line of credit, however, is to provide additional capital required to maintain Keystone Community Bank at or above required regulatory capital levels.

        Capital provides a foundation for future growth and expansion. Shareholders’ equity was $11.5 million, or 8.1% of total assets, at December 31, 2004, and $10.8 million, or 8.4% of total assets, at December 31, 2003.

        The adequacy of capital can be evaluated based on guidelines established by bank regulatory agencies. The current method of analyzing capital adequacy employs three principal ratio measurements: Tier 1 capital to average assets, and two risk-based capital measures. The risk-based capital ratios are calculated using risk-adjusted assets based on assigning standard risk weights to on- and off-balance sheet items. The Tier 1 capital to average assets ratio and Tier 1 risk-based capital ratio are based only on Keystone’s and Keystone Community Bank’s shareholders’ equity. The total risk-based capital ratio is based on Keystone’s and Keystone Community Bank’s shareholders’ equity plus the allowance for loan losses, as adjusted according to regulatory requirements, and other qualifying Tier 2 capital.

        Keystone’s and Keystone Community Bank’s capital to assets ratios, as compared to the regulatory minimums for capital adequacy purposes, are as follows:

		December 31, 2004		December 31, 2003
	Regulatory Minimum	Keystone	Keystone Bank	Keystone	Keystone Bank

Total capital (to risk- weighted assets)	8.0%	9.3%	10.2%	9.4%	10.2%

Tier 1 capital (to risk- weighted assets)	4.0%	7.9%	8.9%	7.9%	8.9%

Tier 1 capital (to average assets)	4.0%	7.8%	8.8%	7.8%	8.7%

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        At December 31, 2004 and 2003, Keystone Community Bank met the definition of a “well capitalized” institution set forth by federal regulatory authorities.

        Analysis of Net Interest Income. Interest income is the total amount earned on funds invested in loans, securities, federal funds sold and other cash instruments. Interest expense is the amount of interest paid on interest-bearing checking accounts, such as NOW accounts, savings, time deposits and other borrowings. The amount of net interest income (or the difference between interest income and interest expense) varies from year to year according to the volume and mix of assets and liabilities and the level of interest rates. The tax equivalent adjustment restates tax-exempt interest income (from tax exempt loans) on a basis as if it were taxable interest income. Net interest income is referred to as being on a fully taxable equivalent (FTE) basis after this adjustment is made. The net interest margin is net interest income (FTE basis) as a percentage of average earning assets.

        The single most important factor in analyzing the results of Keystone’s operations is net interest income. Net interest income is influenced by changes in (i) the volume of earning assets and interest-bearing liabilities; (ii) the mix of earning assets and interest-bearing liabilities; (iii) the proportion of earning assets that are funded by non-interest bearing liabilities (demand deposits) and equity capital; and (iv) market rates of interest. Some of these factors are controlled to a certain extent by management’s policies and actions. However, conditions quite often beyond management’s control have a significant impact on changes in net interest income, as occurred throughout 2004, 2003 and 2002. The prime lending rate averaged 4.41%, 4.11% and 4.68% in 2004, 2003 and 2002, respectively. Other factors impacting net interest income include the strength of credit demands by customers, increased competition from other financial institutions, the growth of deposit accounts by non-bank financial competitors and the continued growth in mutual fund investments. As shown in Tables 1 and 2, net interest income, on a FTE basis, increased by $656 in 2004 over 2003 to $5,027 while 2003 net interest income increased over 2002 by $264 to $4,371. Table 1 presents average daily balances, interest income on a FTE basis and interest expense, as well as average rates earned and paid on Keystone’s assets and liabilities for 2004, 2003 and 2002.

        Keystone’s net interest spread was 3.44% and 3.45% for 2004 and 2003, respectively. While rates started increasing during mid-2004, Keystone’s average rate on earning assets declined by 15 basis points to 5.93% and interest-bearing liabilities declined 14 basis points to 2.49%. During 2003, as rates dropped compared to 2002, the interest rate spread decreased to 3.45% from 3.56%. Due to the mix of asset and liability types, and the timing of Keystone’s rate changes relative to changes in the prime rate, the average rate on earning assets dropped at a faster rate (83 basis points) when compared to the average rate on interest-bearing liabilities (72 basis points). Keystone’s interest rate margin held constant during 2004 and 2003 at 3.85% and 3.87%, respectively, dropping from the 4.08% experienced during 2002. Management believes the reduction in interest rate margin from the 2002 level is primarily due to increased competition from other local community and regional banks and falling interest rates.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 1

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST RATES AND INTEREST DIFFERENTIAL
(dollars in thousands)

	Years Ended December 31

	2004			2003			2002

	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Interest-earning assets:
Federal funds sold	$3,177	$40	1.26%	$3,030	$33	1.09%	$4,840	$84	1.74%
CD's	1,108	22	1.99%	708	16	2.26%	1,133	28	2.47%
Securities/FHLB stock	2,244	97	4.32%	916	47	5.13%	497	30	6.04%
Loans (1) (2) (3)	124,198	7,587	6.11%	108,405	6,773	6.25%	94,112	6,813	7.24%

Total interest-earning
assets	130,727	7,746	5.93%	113,059	6,869	6.08%	100,582	6,955	6.91%

Non-interest earning assets:
Cash and due from banks	2,959			2,985			3,392
Premises and equipment	1,824			1,571			1,399
Other non-earning assets	1,824			1,063			860
Allowance for loan losses	(1,700)			(1,515)			(1,182)

Total assets	$135,634			$117,163			$105,051

Interest bearing liabilities:
NOW accounts	$7,269	56.77%		$6,475	70	1.08%	$5,894	81	1.37%
Savings	4,829	29.60%		4,130	50	1.21%	3,711	81	2.18%
Muni Investment	6,350	71	1.12%	5,386	66	1.23%	2,089	44	2.11%
MMDA	7,482	59.79%		6,785	67.99%		7,825	121	1.55%
Time deposits	72,760	2,224	3.06%	63,091	1,963	3.11%	56,523	2,169	3.84%
FHLB advances payable	9,654	260	2.69%	8,839	279	3.16%	8,775	348	3.97%
Note payable	685	20	2.92%	110	3	2.73%	125	4	3.20%

Total interest-bearing
liabilities	109,029	2,719	2.49%	94,816	2,498	2.63%	84,942	2,848	3.35%

Non-interest bearing liabilities:
Non-interest bearing demand	14,795			11,495			9,798
Other liabilities	414			326			686
Stockholders' Equity	11,396			10,526			9,625

Total liabilities and
stockholders' equity	$135,634			$117,163			$105,051

Net interest earnings		$5,027			$4,371			$4,107

Interest spread (average yield
earned minus average rate paid)		3.44%			3.45%			3.56%

Net interest margin (net interest
income/total earning assets)			3.85%			3.87%			4.08%

(1)	Interest income is adjusted to taxable equivalents for tax-exempt assets based on a federal income tax rate of 34% for each year.

(2)	Non-accruing loans are not significant during the 3-year period and, for the purposes of the calculations above, are included in the average daily loan balances.

(3)	Interest includes loan fees.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 2

RATE/VOLUME ANALYSIS
(dollars in thousands)

	Year Ended December 31,
	2004 Compared to 2003 Increase (Decrease)			2003 Compared to 2002 Increase (Decrease)

	Total Change	Change Due To Volume (3)	Change Due To Rate (3)	Total Change	Change Due To Volume (3)	Change Due To Rate (3)

Interest income:
Federal funds sold	$7	$2	$5	$(51)	$(20)	$(31)
CD's	6	8	(2)	(12)	(10)	(2)
Securities/FHLB Stock	50	57	(7)	17	21	(4)
Loans (1) (2)	814	895	(81)	(40)	820	(860)

	877	962	(85)	(86)	811	(897)

Interest expense:
NOW accounts	(14)	6	(20)	(11)	6	(17)
Savings	(21)	4	(25)	(31)	5	(36)
Muni Investment	5	11	(6)	22	41	(19)
MMDA	(8)	5	(13)	(54)	(10)	(44)
Time deposits	261	282	(21)	(206)	177	(383)
FHLB advances	(19)	23	(42)	(69)	2	(71)
payable
Note payable	17	12	5	(1)	3	(4)

	221	343	(122)	(350)	224	(574)

Net interest earnings	$656	$619	$37	$264	$587	$(323)

(1)	Interest income is adjusted to taxable equivalents for tax-exempt assets based on a federal income tax rate of 34% for each year.
(2)	Non-accruing loans are not significant during the 3-year period and, for the purposes of the calculations above, are included in the average daily loan balances.
(3)	Changes in rates and volumes are computed on a consistent basis using the absolute values of changes in volume compared to the absolute values of the changes in rates. Loan fees included in interest income are not material.

        Table 2 identifies the dollar change in net interest income attributable to interest rate movement versus the change in the volume of assets and liabilities, including the change in the mix of Keystone’s assets and liabilities. Table 2 shows that Keystone’s net interest income increased by $656 in 2004 and $264 in 2003. The majority of the increase in net interest income in 2004 is attributable to the overall increase in the volume of earning assets being only partially offset by the increase in volume of interest-bearing liabilities. The effect of rate increases on earning assets during 2004 was more than offset by the effect of rate increases on interest-bearing liabilities. Compared to 2002, the 2003 increase in net interest earnings due to the increase in the volume of earning assets was offset to a larger degree by the effects of the decrease in rates on earning assets and partially offset by the decrease in rates of interest-bearing liabilities. The effect of rate decreases during 2003 had a more significant impact on earning assets than it did on interest-bearing liabilities.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        Loans.        Tables 3 through 5 provide detailed information about Keystone’s loan portfolio, loan mix and nonperforming loans.

TABLE 3

LOAN PORTFOLIO
(dollars in thousands)

        Portfolio loans were as follows:

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

Commercial	$55,150	$44,364	$41,993	$30,280	$20,663
Commercial Real Estate	63,825	58,509	44,984	40,489	25,255
Residential Real Estate	4,870	5,125	5,968	9,233	7,075
Consumer	9,783	8,747	5,997	4,892	3,673

Total Loans	$133,628	$116,745	$98,942	$84,894	$56,666

        The following presents the balance of portfolio loans outstanding as of December 31, 2004 by maturities, based on the contractual repayments of principal:

	One Year or Less	Over 1 Through 5 Years	Over 5 Years	Total

Commercial	$45,736	$9,100	$314	$55,100
Commercial Real Estate	25,218	37,104	1,503	63,825
Residential Real Estate	2,467	2,171	232	4,870
Consumer	2,132	3,674	3,977	9,783

Total Loans	75,553	52,049	6,026	133,628

Percentage of Total	56.54%	38.95%	4.51%	100.00%

        Table 3 presents a summary of commercial, real estate mortgage and consumer loans, as well as the maturity distribution for such loans as of December 31, 2004. The percentage of these loans maturing within one year was 56.54% at December 31, 2004.

        Keystone’s loan portfolio at December 31, 2004 is diversified along industry lines and is concentrated in the Western Michigan area. Commercial loans are primarily secured by business assets and consumer loans are secured by various items of personal property. Mortgage loans are secured principally by commercial and residential real estate. The loan to value ratio does not normally exceed 80%. Keystone has no loans to foreign countries or borrowers.

        As of December 31, 2004, loans and maturities over one year consisted of $28.6 million in fixed rate loans and $29.5 million in variable rate loans. The loan maturities noted above are based on the contractual provisions of the individual loans. Keystone has no general policy regarding renewals and borrower requests for such are handled on a case-by-case basis.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 4

SUMMARY OF NON-PERFORMING LOANS
(Dollars in Thousands)

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

Nonaccrual loans (1)	$153	$747	$705	$-	$306
Past due loans 90 days or more	$-	$-	$-	$-	$-
Restructured loans	$-	$-	$-	$-	$-

(1)	The accrual of interest is discontinued if the collectibility of principal and interest is considered doubtful or whenever payment of principal or interest is 90 days or more past due, unless the loan is both well secured and in the process of collection. Additional interest that would have been earned in 2004 had the loans classified as nonaccrual remained at original terms, and the actual interest on loans classified as nonaccrual been included in net income for 2004, are immaterial.

        Provision for Loan Losses. Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated, as of the balance sheet date, based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the entire allowance is available for any loan charge-offs that occur. A loan is charged against the allowance by management as a loss when deemed uncollectible, although collection efforts may continue and future recoveries may occur.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 5

SUMMARY OF LOAN LOSS EXPERIENCE
(Dollars in Thousands)

        Loan loss experience is summarized as follows:

	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

Average loans outstanding	$123,535	$106,365	$90,636	$69,729	$48,142

Allowance at beginning of year	$1,571	$1,386	$1,178	$924	$584
Loan losses:	$(75)	$(136)	$(271)	$(270)	$(33)
Recoveries:	$3	$14	$12	$34	$12
Net (charge-offs)	$(72)	$(122)	$(259)	$(236)	$(21)
recoveries
Provision for loan losses	$232	$307	$467	$490	$361
Allowance at end of year	$1,731	$1,571	$1,386	$1,178	$924
Ratio of net charge-offs to	.06%	.11%	.29%	.34%	.04%
average net loans
Ratio of allowance for loan	1.30	1.35	1.40	1.39	1.63
losses to loans
outstanding at end of year

        As previously discussed, Keystone provides, through a charge to expense, an amount considered necessary to maintain the allowance for loan losses at a level considered adequate to absorb estimated losses in the loan portfolio at the balance sheet date.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 6

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSS
(Dollars in Thousands)

        The allowance for loan losses, in management’s judgment, would be allocated as follows to cover potential loan losses.

	December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000

	Allowance for Loan Losses	% of Loans to Total	Allowance for Loan Losses	% of Loans to Total	Allowance for Loan Losses	% of Loans to Total	Allowance for Loan Losses	% of Loans to Total	Allowance for Loan Losses	% of Loans to Total

Balance at
end of period
applicable to:

Commercial	$1,340	77.42%	$1,248	79.44%	$1,111	80.16%	$905	76.83%	$845	91.45%

Residential	24	1.38%	25	1.59%	29	2.09%	45	3.82%	35	3.79%
Real Estate

Consumer	124	7.16%	110	7.00%	77	5.56%	57	4.84%	44	4.76%

Total	1,488	85.96%	1,383	88.03%	1,217	87.81%	1,007	85.49%	924	100.00%
allocated

Unallocated	243	14.04%	188	11.97%	169	12.19%	171	14.51%	-	-%

Allowance at	$1,731	100.00%	$1,571	100.00%	$1,386	100.00%	$1,178	100.00%	$924	100.00%
end of year

        The allocation of the allowance in Table 6 is based upon management estimates and is not intended to imply limitations on the usage of the allowance or exactness of the specific amounts. The entire allowance is available to absorb any future losses without regard to the categories in which the charged-off loans are classified. The allowance for loan losses is allocated to the individual loan categories by a specific reserve for all classified loans, plus a percentage of loans not classified, based on historical losses.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

TABLE 7

INVESTMENT PORTFOLIO
(Dollars in Thousands)

        The carrying amount of investment securities were as follows:

	12/31/04	12/31/03	12/31/02

Debt securities:

U.S. Treasury and other U.S.	$2,000	0
government agency securities

Trust Preferred Securities	$250	$250	$250

Total Debt Securities	$2,250	$250	$250

Other - Federal Home Loan Bank	$730	$698	$672
Stock

Total	$2,980	$948	$922

        The following schedule sets forth the schedule of maturities and weighted average interest rates of debt securities as of as of December 31, 2004:

	One Year or Less	After One Through Five Years	After Five	Over Ten Years	Total

U.S. Treasury and other	-0-	$2,000	-0-	-0-	$2,000
U.S. government agency
securities (1)

Trust Preferred Securities	-0-	-0-	-0-	$250	$250

Total		$2,000		$250	$2,250

Weighted average yield (2)		4.25%		6.50%	4.50%

        The weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security.

(1)	The aggregate carrying amount of the securities of no single issuer, except the U.S. government, exceeds 10% of Keystone’s shareholders’ equity.

(2)	The weighted average yields are calculated on the basis of carrying amount, effective interest rates and the scheduled maturities of each issue.

KEYSTONE’S  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF MARCH 31, 2005 AND AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        Table 8 presents the maturity distribution of time certificates of deposit of $100,000 or more as of December 31, 2004. All time deposits of $100,000 or more held by Keystone are in the form of time certificates of deposit. At December 31, 2004, 41.33% of these deposits mature in less than six months and 54.73% mature within one year. Time deposits of $100,000 or more increased $6,501 in 2004 to $33,195, or 28.01% of total deposits, from $26,694 at December 31, 2003, or 24.83% of total deposits. However, as indicated, the percentage of time deposits of $100,000 or more to total deposits increased during 2004. Keystone has and expects to continue to have more than sufficient funds to meet the liquidity requirements of its deposits.

TABLE 8

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

        The maturity distribution of time deposits of $100,000 or more at December 31, 2004 is as follows:

Maturing within 6 months	$13,721
After 6 but within 12 months	$4,447
After 12 months	$15,027
Total	$33,195

        There were no time deposits of $100,000 or more issued by foreign offices at December 31, 2004.

        Table 1 shows the daily average amounts of deposits and rates paid on such deposits for the periods indicated therein.

TABLE 9

FINANCIAL RATIOS

	Year Ended December 31
	2004	2003	2002

Return on average total assets	.54%	.58%	.71%
Return on average shareholder's equity	7.03%	5.96%	7.43%
Dividend payout ratio	21.85%	18.56%	-%

Keystone Financial Corporation and Subsidiaries

Consolidated Balance Sheet

	March 31, 2005	December 31, 2004

	(unaudited)
Assets

Cash and due from banks	$2,142,675	$2,876,636
Federal funds sold	470,616	1,859,833

Total cash and cash equivalents	2,613,291	4,736,469
Investment securities - Held to maturity	2,250,000	2,250,000
Federal Home Loan Bank stock, at cost	737,800	730,100
Loans - Net of allowance for loan losses	142,288,696	131,896,504
Foreclosed assets	-	-
Premises and equipment	2,016,043	1,834,595
Deferred tax asset	405,000	355,000
Other assets	586,223	581,288

Total assets	$150,897,053	$142,383,956

Liabilities and Stockholders' Equity

Liabilities
Deposits:
Non-interest bearing	$15,989,470	$14,972,535
Interest bearing	110,656,051	103,525,071

Total deposits	126,645,521	118,497,606

Borrowings	11,785,000	11,985,000
Accrued and other liabilities	747,109	430,643

Total liabilities	139,177,630	130,913,249

Stockholders' Equity
Common stock - No par value :
Authorized - 1,500,000 shares
Issued - 578,678 shares	10,258,560	10,258,560
Retained earnings	1,504,999	1,270,995
Unearned compensation	(44,136)	(58,848)

Total stockholders' equity	11,719,423	11,470,707

Total liabilities and stockholders' equity	$150,897,053	$142,383,956

See notes to the consolidated financial statements.

Keystone Financial Corporation and Subsidiaries

Consolidated Statement of Income

	Three Months Ended

	March 31, 2005	March 31, 2004

	(unaudited)
Interest Income
Loans	$2,144,932	$1,664,346
Debt securities - Taxable	24,776	11,472
Other	13,267	6,328

Total interest income	2,182,975	1,682,146

Interest Expense
Deposits	736,867	578,925
Borrowings	86,147	64,322

Total interest expense	823,014	643,247

Net Interest Income	1,359,961	1,038,899

Provision for Loan Losses	173,000	139,000

Net Interest Income After Provision for Loan Losses	1,186,961	899,899

Non-interest Income
Fees and service charges	240,895	181,306
Other	8,000	6,000

Total non-interest income	248,895	187,306

Non-interest Expenses
Salaries and employee benefits	594,202	514,714
Occupancy and equipment	183,612	172,430
Data processing	64,118	42,704
Advertising	26,961	19,975
Other	212,959	187,817

Total non-interest expenses	1,081,852	937,640

Income - Before income taxes	354,004	149,565

Income Tax Expense	120,000	52,000

Net Income	$234,004	$97,565

See notes to the consolidated financial statements.

Keystone Financial Corporation and Subsidiaries

Consolidated Statement of Cash Flows

	Three Months Ended March 31

	2005	2004

	(unaudited)
Cash Flows from Operating Activities
Net income	$234,004	$97,565
Adjustments to reconcile net income to net cash from
operating activities:
Depreciation	65,168	61,667
Provision for loan losses	173,000	139,000
Deferred federal income tax benefit	(50,000)	-
Compensation expense from vesting of restricted common stock	14,712	14,712
Stock dividend of Federal Home Loan Bank stock	(7,700)	(8,700)
Increase in accrued interest receivable and other assets	(4,935)	(45,021)
Increase in accrued interest, taxes, and other liabilities	316,466	122,738

Net cash provided by operating activities	740,715	381,961

Cash Flows from Investing Activities
Net increase in loans	(10,565,192)	(5,942,512)
Additions to premises and equipment	(246,616)	(91,633)

Net cash used in investing activities	(10,811,808)	(6,034,145)

Cash Flows from Financing Activities
Net decrease in demand deposits, NOW accounts, and money market and
savings accounts	(330,099)	(3,110,025)
Net increase in time deposits	8,478,014	4,970,527
Proceeds from Federal Home Loan Bank advances	1,800,000	2,000,000
Repayment of Federal Home Loan Bank advances	(2,600,000)	(2,000,000)
Proceeds from note payable - Net of repayments	600,000	400,000

Net cash provided by financing activities	7,947,915	2,260,502

Net Decrease in Cash and Cash Equivalents	(2,123,178)	(3,391,682)

Cash and Cash Equivalents - Beginning of period	4,736,469	9,393,210

Cash and Cash Equivalents - End of period	$2,613,291	$6,001,528

Supplemental Information - Cash paid for:
Interest	$813,762	$637,234
Income taxes	125,000	90,000

See notes to the consolidated financial statements.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

Note 1 — Basis of Presentation and Consolidation

In the opinion of the management of Keystone Financial Corporation (“Keystone”), the accompanying unaudited consolidated financial statements include all normal recurring adjustments considered necessary to present fairly the financial position as of March 31, 2005, and the results of operations for the three months ended March 31, 2005 and 2004, and cash flows for the three months ended March 31, 2005 and 2004.

The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the expected results for all of 2005.

The consolidated financial statements include the accounts of Keystone and its subsidiaries, Keystone Community Bank (the “Bank”), Keystone Mortgage Services, LLC, and Keystone Premium Finance, LLC. All significant intercompany balances and transactions have been eliminated upon consolidation.

The accompanying consolidated financial statements are condensed and do not contain all of the information and footnote disclosures required by generally accepted accounting principles in a complete set of financial statements.

Note 2 — Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	Three Months Ended March 31

	2005	2004

Balance - Beginning of period	$1,731,414	$1,570,698

Provision charged to operations	173,000	139,000

Loans charged off	(36,883)	(67,144)

Recoveries of loans	3,032	850

Balance - End of period	$1,870,563	$1,643,404

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Keystone Financial Corporation and
    Subsidiaries

We have audited the accompanying consolidated balance sheet of Keystone Financial Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keystone Financial Corporation and subsidiaries at December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

January 13, 2005

Keystone Financial Corporation and Subsidiaries

Consolidated Balance Sheet

	December 31, 2004	December 31, 2003

Assets

Cash and due from banks	$2,876,636	$3,898,793
Federal funds sold	1,859,833	5,494,417

Total cash and cash equivalents	4,736,469	9,393,210

Investment securities - Held to maturity (Note 3)	2,250,000	250,000
Federal Home Loan Bank stock, at cost	730,100	698,100
Loans - Net of allowance for loan losses of $1,731,414 and $1,570,698
in 2004 and 2003, respectively (Notes 4 and 13)	131,896,504	115,174,381
Foreclosed assets	-	111,807
Premises and equipment (Note 5)	1,834,595	1,848,575
Deferred tax asset (Note 8)	355,000	390,000
Other assets	581,288	501,270

Total assets	$142,383,956	$128,367,343

Liabilities and Stockholders' Equity

Liabilities
Deposits:
Non-interest bearing	$14,972,535	$13,326,420
Interest bearing (Note 6)	103,525,071	94,162,015

Total deposits	118,497,606	107,488,435
Borrowings (Note 7)	11,985,000	9,685,000
Accrued and other liabilities	430,643	355,733

Total liabilities	130,913,249	117,529,168

Stockholders' Equity (Notes 11, 12 , and 14)
Common stock - No par value :
Authorized - 1,500,000 shares
Issued - 578,678 shares	10,258,560	10,258,560
Retained earnings	1,270,995	653,175
Unearned compensation	(58,848)	(73,560)

Total stockholders' equity	11,470,707	10,838,175

Total liabilities and stockholders' equity	$142,383,956	$128,367,343

See Notes to Consolidated Financial Statements.

Keystone Financial Corporation and Subsidiaries

Consolidated Statement of Income

	Year Ended
	December 31, 2004	December 31, 2003

Interest Income
Loans	$7,153,644	$6,314,779
Debt securities - Taxable	68,790	14,400
Certificates of deposit	21,582	16,446
Other	40,397	33,009

Total interest income	7,284,413	6,378,634

Interest Expense
Deposits	2,438,932	2,266,778
Borrowings	279,990	281,822

Total interest expense	2,718,922	2,548,600

Net Interest Income	4,565,491	3,830,034

Provision for Loan Losses (Note 4)	232,000	307,000

Net Interest Income After Provision for Loan Losses	4,333,491	3,523,034

Non-interest Income
Fees and service charges	817,958	745,584
Other	30,680	54,839

Total noninterest income	848,638	800,423

Non-interest Expenses
Salaries and employee benefits (Note 9)	2,145,470	1,742,174
Occupancy and equipment (Note 16)	668,087	484,009
Data processing	236,206	192,497
Advertising	101,716	116,469
Other	831,109	847,636

Total non-interest expenses	3,982,588	3,382,785

Income - Before income taxes	1,199,541	940,672

Income Tax Expense (Note 8)	409,000	321,000

Net Income	$790,541	$619,672

See Notes to Consolidated Financial Statements

Keystone Financial Corporation and Subsidiaries

Consolidated Statement of Stockholders’ Equity

	Shares of Common Stock	Common Stock	Retained Earnings	Unearned Compensation	Total

Balance - January 1, 2003	575,000	$10,185,000	$148,503	$-	$10,333,503

Issuance of restricted common stock	3,678	73,560	-	(73,560)	-

Net income	-	-	619,672	-	619,672

Dividends paid	-	-	(115,000)	-	(115,000)

Balance - December 31, 2003	578,678	10,258,560	653,175	(73,560)	10,838,175

Net income	-	-	790,541	-	790,541

Recognition of unearned compensation	-	-	-	14,712	14,712

Dividends paid	-	-	(172,721)	-	(172,721)

Balance - December 31, 2004	578,678	$10,258,560	$1,270,995	$(58,848)	$11,470,707

See Notes to Consolidated Financial Statements

Keystone Financial Corporation and Subsidiaries

Consolidated Statement of Cash Flows

	Year Ended

	December 31, 2004	December 31, 2003

Cash Flows from Operating Activities
Net Income	$790,541	$619,672
Adjustments to reconcile net income to net cash from
operating activities:
Depreciation	241,715	173,931
(Gain) loss on real estate owned	(148)	46,090
Provision for loan losses	232,000	307,000
Deferred federal income tax expense (benefit)	35,000	(22,000)
Compensation expense from vesting of restricted common stock	14,712	-
Stock dividend of Federal Home Loan Bank stock	(32,000)	(25,900)
Increase in accrued interest receivable and other assets	(80,018)	(50,025)
Increase (decrease) in accrued interest, taxes, and other liabilities	74,910	(45,556)

Net cash provided by operating activities	1,276,712	1,003,212

Cash Flows from Investing Activities
Net decrease in interest-bearing deposits in banks	-	3,387,000
Net increase in loans	(17,467,229)	(18,036,924)
Purchase of securities held to maturity	(2,000,000)	219,535
Proceeds from sale of foreclosed assets	625,061	-
Additions to premises and equipment	(227,735)	(532,126)

Net cash used in investing activities	(19,069,903)	(14,962,515)

Cash Flows from Financing Activities
Net increase in demand deposits, NOW accounts, and money market
and savings accounts	4,839,077	9,626,807
Net increase in time deposits	6,170,094	6,547,319
Proceeds from Federal Home Loan Bank advances	6,200,000	10,400,000
Repayment of Federal Home Loan Bank advances	(5,100,000)	(8,844,000)
Proceeds from note payable - Net of repayments	1,200,000	(45,000)
Cash dividends paid on common stock	(172,721)	(115,000)

Net cash provided by financing activities	13,136,450	17,570,126

Net Increase (Decrease in Cash and Cash Equivalents)	(4,656,741)	3,610,823

Cash and Cash Equivalents - Beginning of year	9,393,210	5,782,387

Cash and Cash Equivalents - End of year	$4,736,469	$9,393,210

See Notes to Consolidated Financial Statements.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1 — Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation — The consolidated financial statements include the accounts of Keystone Financial Corporation (the “Corporation”) and its subsidiaries, Keystone Community Bank (the “Bank”), Keystone Mortgage Services, LLC, and Keystone Premium Finance, LLC. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates — The accounting and reporting policies of the Corporation and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Nature of Operations — The Corporation provides full-service commercial banking and provides other financial products and services through four branch offices in Kalamazoo County.

Significant Group Concentrations of Credit Risk — Most of the Corporation’s activities are with customers located within Michigan. Note 4 discusses the types of lending the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents — For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all with an original maturity of 90 days or less.

Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans — The Corporation grants commercial, residential mortgage, and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if the collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses — The allowance for loan losses is established, as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments — In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card agreements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Foreclosed Assets — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Banking Premises and Equipment — Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Stock Compensation Plans — Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The weighted average fair value of options granted was $2.61 in 2003. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003: (a) expected option lives of five years, and (b) risk-free interest rates of 3.1 percent. The additional compensation expense is insignificant. There were no options granted in 2004.

Reclassification — Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 2 — Restrictions on Cash and Amounts Due from Banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2004 and 2003, these reserve balances amounted to $191,400 and $160,000, respectively.

Note 3 — Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held-to-maturity securities:

U.S. government and federal
agency	$2,000,000	$7,500	$-	$2,007,500

Trust preferred securities	250,000	-	-	250,000

Total
held-to-maturity
securities	$2,250,000	$7,500	$-	$2,257,500

	2003

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held-to-maturity securities:

Trust preferred securities	$250,000	$-	$-	$250,000

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2004 are as follows:

	Held to Maturity

	Amortized Cost	Market Value

Due in one through five years	$2,000,000	$2,007,500
Due after ten years	250,000	250,000
Total	$2,250,000	$2,257,500

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 4 — Loans

A summary of the balances of loans follows:

	2004	2003

Mortgage loans on real estate:
Commercial real estate mortgage	$63,825,025	$58,509,212

Residential real estate mortgage	4,869,526	5,125,095

Total mortgage loans on real estate	68,694,551	63,634,307

Commercial loan	55,149,737	44,363,769

Consumer	9,783,630	8,747,003

Total loans	133,627,918	116,745,079

Less: allowances for loan losses	(1,731,414)	(1,570,698)

Net loans	$131,896,504	$115,174,381

An analysis of the allowance for loan losses follows:

	2004	2003

Balance - Beginning of year	$1,570,698	$1,385,782

Provision charged to operations	232,000	307,000

Loans charged off	(75,575)	(136,027)

Recoveries of loans	4,291	13,943

Balance - End of year	$1,731,414	$1,570,698

The following is a summary of information pertaining to impaired loans:

	2004	2003

Impaired loans without a valuation allowance	$153,000	$747,000

Impaired loans with a valuation allowance	-	-

Total impaired	$153,000	$747,000

Valuation allowance related to impaired loans	$-	$-

Total nonaccrual loans	153,000	747,000

The following is a summary of information pertaining to impaired loans:

	2004	2003

Average investment in impaired loans	$304,000	$771,000
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	36,000	4,000

No additional funds are committed to be advanced in connection with impaired loans.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 5 — Bank Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2004	2003

Land	$100,000	$100,000
Buildings and improvements	1,404,897	1,347,319
Furniture and equipment	1,087,744	1,064,843

Total cost	2,592,641	2,512,162
Less accumulated depreciation	(758,046)	(663,587)

Total	$1,834,595	$1,848,575

Depreciation expense for the years ended December 31, 2004 and 2003 amounted to $241,715 and $173,931, respectively.

Note 6 — Deposits

The following is a summary of the interest-bearing deposits at December 31:

	2004	2003

Interest-bearing:
NOW accounts	$16,934,942	$12,980,396
Money market	7,300,787	8,396,402
Savings	6,889,464	6,555,433
Time:
$100,000 and over	32,556,037	25,939,323
Under $100,000	39,843,841	40,290,461

Total interest-bearing deposits	$103,525,071	$94,162,015

The scheduled maturities of total time deposits were as follows:

2005	$35,545,954
2006	11,624,839
2007	23,723,277
2008	890,754
2009	615,054

Total	$72,399,878

Note 7 — Borrowings

The Bank may apply for advances from the Federal Home Loan Bank of Indianapolis (FHLB) in accordance with the terms of an “Advance, Pledge, and Security Agreement” dated January 20, 2000, as amended in April 2001. Pursuant to the terms of the agreement, advances may be collateralized by a blanket collateral agreement or a specific collateral agreement. The unpaid principal balance of pledged loans was approximately $51,100,000 and $46,100,000 at December 31, 2004 and 2003, respectively. Advances shall be made for the purpose of providing funds for commercial or residential home financing. The Bank may borrow up to $16,500,000 under this agreement.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Bank had eight advances outstanding from the Federal Home Loan Bank of Indianapolis totaling $10,700,000 at December 31, 2004. The advances require monthly interest payments based on the rate at the time each advance was taken. The interest rates ranged from 1.69 percent to 4.43 percent, with a combined effective rate of 2.64 percent at December 31, 2004. The Bank had eight advances outstanding from the Federal Home Loan Bank of Indianapolis totaling $9,600,000 at December 31, 2003. The advances require monthly interest payments based on the rate at the time each advance was taken. The interest rates ranged from 1.53 percent to 4.43 percent, with a combined effective rate of 2.80 percent at December 31, 2003. The advances are collateralized by qualifying residential real estate mortgages and commercial real estate loans.

The contractual maturities of FHLB advances are as follows at December 31, 2004:

2005	$7,200,000
2006	2,500,000
2010 and thereafter	1,000,000

Total	$10,700,000

The Corporation has a revolving line of credit with LaSalle Bank. This unsecured note has a maximum availability of $3,000,000, with interest payable quarterly, either at LaSalle Bank’s prime rate or LIBOR plus 1.90 percent. The interest rate index is chosen by the Corporation at the time of the draw request. Currently, the line is at LIBOR plus 1.90 percent (4.50 percent at December 31, 2004). The line of credit expires in December 2005. Borrowings include $1,285,000 and $85,000 at December 31, 2004 and 2003, respectively, with principal due on demand.

Note 8 — Income Taxes

The composition of the net deferred tax asset is as follows:

	2004	2003

Deferred tax assets	$535,000	$500,000

Total deferred tax liabilities	180,000	110,000

Net deferred tax assets	$355,000	$390,000

Allocation of income taxes between current and deferred portions is as follows:

	2004	2003

Current expense	$374,000	$343,000

Deferred benefit	35,000	(22,000)

Total income tax expense	$409,000	$321,000

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2004	2003

Income before income taxes	$1,199,541	$940,672

Income tax expense at federal statutory rate of 34%	$407,844	$319,828
Effect of nondeductible expenses and other	1,156	1,172

Total income tax expense	$409,000	$321,000

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Temporary differences giving rise to the deferred tax assets consist primarily of the differences between the methods used to account for bad debts for book and income tax purposes. Temporary differences giving rise to the deferred tax liabilities consist of the excess of depreciation for tax purposes over the amount for financial reporting purposes and the excess of loan origination income reported for book purposes over the amount included for tax purposes.

Note 9 — Employee Benefit Plans

The Corporation has a defined contribution retirement plan that covers all full-time employees at 90 days past the date of hire who have attained the age of 21. In addition, a part-time employee must have completed a year of service and worked 1,000 hours during the year. The Corporation contributes 3 percent of an employee’s gross salary to the plan. Contributions by the Corporation to the plan totaled approximately $51,000 and $40,000 for the years ended December 31, 2004 and 2003, respectively.

Note 10 — Off-balance-sheet Activities

Credit-related Financial Instruments — The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount

	2004	2003

Unfunded commitments under lines of credit	$23,825,248	$20,880,415
Commercial and standby letters of credit	964,483	326,943

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Collateral Requirements — To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment, and real estate.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies — Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

Note 11 — Stock Compensation Plans

The Corporation adopted a stock option and restricted stock plan for its key management employees on June 1, 2000. Participants in the plan may be granted an option, restricted stock, or tax benefit right. The total number of shares that may be issued under this plan cannot exceed 40,000 shares. The shares will be authorized but unissued, until the stock options or restricted stock are granted.

The options granted are subject to a vesting schedule, where one-fifth vest at each anniversary date of the grant. Options granted expire within 10 years of the date of grant, subject to certain cancellation provisions related to an individual’s affiliation with the Corporation. The exercise price of each option equals the market price of the Corporation’s stock on the date of grant. Under APB Opinion No. 25, because the exercise price of the Corporation’s stock option grants equals the market price of the underlying stock on the date of the grant, no compensation cost is recognized.

A summary of the status of the Corporation’s stock ownership plan is presented below:

	2004		2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	33,500	$20.00	31,500	$20.00

Granted	-	20.00	2,000	20.00

Exercised	-	-	-	-

Forfeited	-	-	-	-

Outstanding at end of year	33,500	$20.00	33,500	$20.00

Exercisable at year end	26,200	$20.00	20,500	$20.00

Note 12 — Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements may initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Bank met all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risked-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well-capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004
Total capital to Risk
Weighted Assets	$14,207,722	10.2%	$11,171,484	8.0%	$13,964,356	10.0%
Tier 1 capital to Risk
Weighted Assets	$12,476,308	8.9%	$5,585,742	4.0%	$8,378,613	6.0%
Tier 1 capital to
Average Assets	$12,476,308	8.8%	$5,702,175	4.0%	$7,127,718	5.0%
As of December 31, 2003
Total capital to Risk
Weighted Assets	$12,342,602	10.2%	$9,689,456	8.0%	$12,111,820	10.0%
Tier 1 capital to Risk
Weighted Assets	$10,827,924	8.9%	$4,844,728	4.0%	$7,267,092	6.0%
Tier 1 capital to
Average Assets	$10,827,924	8.7%	$4,963,694	4.0%	$6,204,618	5.0%

Note 13 — Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to approximately $7,200,000 at December 31, 2004 and $8,200,000 at December 31, 2003.

Deposits from related parties held by the Bank at December 31, 2004 and 2003 amounted to approximately $7,700,000 and $4,600,000, respectively.

Note 14 — Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. At December 31, 2004, the Bank’s retained earnings available for the payment of dividends approximated $765,000. Accordingly, approximately $11,805,000 of the Corporation’s investment in the Bank was restricted at December 31, 2004.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2004, Bank funds available for loans or advances to the Corporation amounted to approximately $1,420,000.

Note 15 — Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents —The carrying amounts of cash and cash equivalents approximate fair values.

Securities — Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities — The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings — The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings — The fair values of the Corporation’s other borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest — The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments — The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

Keystone Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The estimated fair values and related carrying or notional amounts of the Corporation’s financial instruments are as follows:

	2004		2003

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and due from banks	$2,876	$2,876	$3,899	$3,889
Federal funds sold	1,860	1,860	5,494	5,494
Securities held to maturity	2,257	2,254	250	250
Federal Home Loan Bank stock	730	730	698	698
Accrued interest receivable	420	420	413	413
Loans - Net	131,897	132,347	115,174	117,746
Financial liabilities:
Deposits	118,498	118,818	107,488	108,407
Borrowings	11,985	11,988	9,685	9,817
Accrued interest payable	219	219	161	61

Note 16 — Operating Leases

During 2003, the Corporation opened two full-service branches in Kalamazoo County, Michigan and entered into noncancelable operating leases for these branches, which terminate in 2013. The aggregate monthly rent payments required under these agreements is $6,706, adjusted annually for changes in the CPI. During 2004 and 2003, rent expense for these facilities approximated $80,000 and $18,000, respectively.

Pursuant to the terms of the lease agreements in effect at December 31, 2004, future minimum lease payments are as follows:

2005	$80,472
2006	80,472
2007	80,472
2008	80,472
2009	80,472
Thereafter	308,476

Total	$710,836

VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of Keystone

        Shareholders of record of Keystone common stock as of the close of business on August 1, 2005, are entitled to one vote for each share then held. As of that date, Keystone had 578,678 shares of its common stock outstanding.

        The following table sets forth information for each person who Keystone knows was the beneficial owner of more than 5% of Keystone’s outstanding shares of common stock as of August 1, 2005. The information shown in this table is based upon information furnished to Keystone by the individuals named in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (Fully-diluted) (2)

Ronald A. Elenbaas	33,750		5.5%

Samuel T. Field	33,750		5.5%

Jeff A. Gardner	45,000		7.4%

W. Ford Kieft III	35,520	(3)(4)	5.8%

John R. Trittschuh, M.D	33,750		5.5%

(1)	The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.

(2)	The number of outstanding shares of Keystone common stock used as the denominator for the purposes of computing the Percent of Class owned by a beneficial owner is 612,178, consisting of 578,678 shares of common stock outstanding and 33,500 shares of common stock issuable upon the exercise of outstanding stock options. Upon the completion of the merger (if approved and completed), all outstanding and unexercised options to purchase shares of Keystone common stock will, at the effective time of the merger, be terminated and converted to a right to receive a cash amount equal to the product of (i) $44.50 minus the per share exercise price of Keystone common stock under such option and (ii) the number of shares of Keystone common stock subject to such unexercised option. Upon conversion of the each unexercised option to the cash consideration determined above, all rights under the outstanding and unexercised options shall terminate.

(3)	Shares that may be acquired pursuant to stock options are included in the table for stock options that are exercisable within sixty (60) days. The number of shares subject to such options for W. Ford Kieft III is 22,500.

(4)	W. Ford Kieft III owns 2,208 restricted shares, but they are not included in the calculations because they have not yet vested.

Directors and Executive Officers

        The following table sets forth certain information concerning the number of shares of Keystone common stock held as of August 1, 2005, by each of Keystone’s directors, each of the named executive officers of Keystone, and all of Keystone’s directors and executive officers as a group. The information shown in this table is based upon information furnished to Keystone by the individuals named in the table and upon Keystone’s records with respect to options.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)(4)		Percent of Class (Fully-diluted) (2)

Darin R. Caranci	3,463	(3)	*
Samuel T. Field	33,750		5.5%
Jeff A. Gardner	45,000		7.4%
John E. Hopkins	17,294		2.8%
W. Ford Kieft III	35,520	(3)	5.8%
Kenneth V. Miller	22,500		3.7%
Ronald A. Molitor	0		0
Thomas O. Schlueter	10,669	(3)	1.7%
John R. Trittschuh, M.D.	33,750		5.5%

All directors and executive
officers as a group (9 persons)	201,946		33.0%

* Less than 1%

(1)	The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares voting power or dispositive power with respect to the security. Voting power includes the power to vote or direct the voting of the security. Dispositive power includes the power to dispose or direct the disposition of the security. A person is also considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.

(2)	The number of outstanding shares of Keystone common stock used as the denominator for the purposes of computing the Percent of Class owned by a beneficial owner is 612,178, consisting of 578,678 shares of common stock outstanding and 33,500 shares of common stock issuable upon the exercise of outstanding stock options. Upon the completion of the merger (if approved and completed), all outstanding and unexercised options to purchase shares of Keystone common stock will, at the effective time of the merger, be terminated and converted to a right to receive a cash amount equal to the product of (i) $44.50 minus the per share exercise price of Keystone common stock under such option and (ii) the number of shares of Keystone common stock subject to such unexercised option. Upon conversion of the each unexercised option to the cash consideration determined above, all rights under the outstanding and unexercised options shall terminate.

(3)	Shares that may be acquired pursuant to stock options are included in the table for stock options that are exercisable within sixty (60) days. The number of shares subject to such options for each of the subsequent individuals are as follows: Darin R. Caranci: 3,200; W. Ford Kieft III: 22,500; and Thomas O. Schlueter: 5,000.

(4)	Shares that have not yet vested are not included in the table. The number of shares that have not yet vested for each of the subsequent individuals are as follows: Darin R. Caranci: 800 stock options; John E. Laman: 1,200 stock options; and W. Ford Kieft III: 2,208 restricted shares.

Interests of Certain Persons in the Merger

        Certain members of management and Board of Directors of Keystone and its subsidiaries may be deemed to have interests in the merger in addition to their interests as shareholders of Keystone generally. The Keystone Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement. These interests include:

Change in Control Agreements

        Messers. W. Ford Kieft III, Thomas O. Schlueter, and Darin R. Caranci are each a party to employment agreements with Keystone. The employment agreements contain change in control provisions, and for the purpose of those employment agreements, the completion of the merger with Firstbank will constitute a change in control. The specific terms of the employment agreements differ, but in general, the employment agreements provide that if a change in control occurs, the executive will be entitled to receive a specified payment.

        Assuming the merger is completed, and, as required by the merger agreement, the employment agreements of Messrs. Kieft, Schlueter, and Caranci are terminated, Mr. Kieft will receive an amount equal to 2.84 times his base amount resulting in a total payment of approximately $455,817. Mr. Schlueter will receive an amount equal to one times his base salary resulting in a payment of approximately $146,797, and Mr. Caranci will receive an amount equal to two times his base salary resulting in a payment of approximately $194,748.

Agreements with W. Ford Kieft III

        W. Ford Kieft III, the Chief Executive Officer of Keystone, entered into an Employment Agreement, as amended, with Keystone Community Bank on July 19, 2000, and Mr. Kieft and Firstbank have entered into a three-year consulting agreement, which will be effective as of the effective time of the merger. At the effective time of the merger, Mr. Kieft’s employment agreement and his employment with Keystone Community Bank will terminate at that time. The consulting agreement has the following terms:

•	Mr. Kieft will be retained as an independent consultant by Keystone Community Bank for thirty-six months following the effective date of the merger (unless he suffers a disability or Keystone Community Bank terminates his consulting arrangement with or without cause). Keystone Community Bank will pay Mr. Kieft consulting fees in the amount of $60,000 for the first twelve month period and thereafter $36,000 per twelve month period. Keystone Community Bank will also pay the cost of health insurance coverage for Mr. Kieft for 36 months.

•	For so long as Mr. Kieft is elected and serves as a director and/or chairman of Keystone Community Bank, Mr. Kieft will receive an annual retainer of $14,000.

•	For a period of three years after the effective date of the merger, Mr. Kieft will agree not to compete in the banking industry, perform any advisory or consulting services, or otherwise associate with any entity anywhere within the lower peninsula of Michigan that competes with Keystone Community Bank or Firstbank (or its subsidiaries).

•	Mr. Kieft will agree not to disclose or otherwise use for the benefit of any party other than Keystone Community Bank and its affiliates any confidential information in his possession regarding Keystone Community Bank.

•	In consideration for his agreement not to compete in the banking industry, perform any advisory or consulting services, or otherwise associate with any entity anywhere within the lower peninsula of Michigan, Keystone Community Bank will pay Mr. Kieft a lump sum of $50,000 on each of January 1, 2006; January 1, 2007; and January 1, 2008.

        A copy of the form of the independent consultant agreement to be entered into between Firstbank and Mr. Kieft, as amended, is attached as Exhibit B to the merger agreement. This independent consultant agreement will become effective only if Keystone is merged into Firstbank, as contemplated by the merger agreement.

Management Continuation Agreements

        As a condition to its obligation to complete the merger, Firstbank is requiring that the employment agreements of Thomas O. Schlueter and Darin R. Caranci terminate as of the effective time of the merger of Keystone and Firstbank. However, Firstbank has entered into management continuation agreements with Mr. Schlueter and Mr. Caranci, which will be effective as of the effective time of the merger and, at that time, will replace their prior employment agreements. The management continuation agreements entered into with Messers. Schlueter and Caranci have essentially the same terms, and the following is a summary of the terms of each agreement where Messers. Schlueter and Caranci, individually, are described as “Executive:"

•	The management continuation agreement will be effective as of the effective time of the merger, and it will terminate two years after either the Executive or Firstbank gives written notice of termination.

•	The Executive is entitled to certain severance benefits only if a change in control occurs during the time the management continuation agreement is in effect and (i) the Executive is involuntarily terminated other than for cause or (ii) the Executive’s terms and conditions of employment substantially change. The severance benefits include a lump sum cash amount equal to 150% of the Executive’s annual base salary, a lump sum cash amount equal to 150% of any incentive bonus that has been earned through the date of termination (pro rated for any partial year), and health care, life, accidental death and dismemberment, and disability coverage for a period of two years.

•	If the Executive is involuntarily terminated for cause or voluntarily terminates his employment while the management continuation agreement is in effect, the Executive may not compete with Keystone Community Bank or Firstbank (or its subsidiaries) within a twenty-five mile radius of the location of Firstbank’s home office, Keystone Community Bank’s home office, and all other subsidiaries of Firstbank for a period of two years if the effective date of the termination is within twelve months of the effective date of the merger or for a period of one year if the effective date of the termination occurs twelve or more months after the effective date of the merger.

        A description of the form of the management continuation agreement entered into between Firstbank and Mr. Schlueter and between Firstbank and Mr. Caranci is part of Firstbank’s disclosure statement to the merger agreement. This management continuation agreement will become effective only if Keystone is merged into Firstbank, as contemplated by the merger agreement.

Firstbank Common Stock

        As of August 1, 2005, the directors and executive officers of Keystone did not own any shares of Firstbank common stock and the following directors of Keystone own the indicated amounts of Firstbank common stock: Jeff A. Gardner: 1,275 shares; and John R. Trittschuh, M.D.: 4,000 shares.

Indemnification; Directors’ and Officers’ Liability Insurance

        Firstbank has agreed to honor the rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Keystone and its subsidiaries under their Articles of Incorporation or Bylaws. These provisions are contractual rights enforceable by Keystone directors and officers which will remain in effect following the merger and will continue with respect to acts or omissions occurring before the effective time of the merger.

        Firstbank has agreed to cooperate with Keystone to cause the officers and directors of Keystone immediately prior to the merger to be covered immediately following the merger and for a period of six years by the directors’ and officers’ liability insurance policy maintained by Keystone with respect to acts or omissions occurring before the merger. Firstbank may substitute new coverage for Keystone’s current coverage under its current policies offering at least the same coverage and amounts. For a description of the specific terms of the merger agreement concerning indemnification and insurance, see “The Merger and Merger Agreement – Insurance and Indemnification” above.

Information About Principal Shareholders, Executive Officers, and Directors of Firstbank

        The information set forth in Firstbank’s Annual Report on Form 10-K (filed with the SEC on March 14, 2005) under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers of the Registrant,” “Executive Compensation,” and “Certain Relationships and Related Transactions” is hereby incorporated in this prospectus and proxy statement by reference.

Shareholder Proposals

        If the merger is approved by Keystone shareholders and completed as planned, Keystone will not hold an annual shareholders meeting during 2006, and Keystone shareholders receiving shares of Firstbank common stock in the merger would be entitled to attend and vote at the 2006 Firstbank annual meeting (if shares of Firstbank common stock are still held by such person as of the record date for such meeting). In that case, any shareholder proposal intended to be presented at the 2006 Firstbank annual shareholder meeting must be received by Firstbank no later than November 16, 2005 in order to be included in the proxy statement relating to that meeting. If any shareholder proposal intended to be presented at the 2006 Firstbank annual shareholder meeting without inclusion in Firstbank’s proxy statement for such meeting is received by Firstbank after February 1, 2006, then any proxy that Firstbank solicits for such meeting will confer discretionary authority to vote on such proposal so long as such proposal is properly presented at the meeting.

        If the merger is not approved by Keystone shareholders or is otherwise not completed, Keystone would intend to hold its 2006 annual meeting on May 17, 2006 (the date required by Keystone’s Bylaws). In that case, any shareholder proposal intended to be presented at the 2006 Keystone annual shareholder meeting must be received by Keystone no later than March 20, 2006.

GENERAL INFORMATION

Experts

        The consolidated financial statements of Firstbank and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Crowe Chizek and Company, LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial position of Keystone as of December 31, 2004 and 2003, and the consolidated results of its operations and cash flows for the years then ended, included in this prospectus and proxy statement have been audited by Plante & Moran, PLLC, independent auditors, as set forth in their report included herein, and are included in this document in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

Legal Opinions

        Certain legal matters in connection with the proposed merger will be passed upon for Firstbank by its general counsel, Varnum, Riddering, Schmidt & Howlett LLP of Grand Rapids, Michigan. It is a condition to the completion of the merger that Keystone receive an opinion from Varnum, Riddering, Schmidt & Howlett LLP with respect to the tax treatment of the merger.

        As of June 30, 2005, partners in and attorneys employed by or associated with Varnum, Riddering, Schmidt & Howlett LLP and their associates were beneficial owners of a total of approximately 2,200 shares of Firstbank common stock having an approximate aggregate market value of $59,400 as of such date and no shares of Keystone common stock. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting of disposition, including personal shares as well as shares held in fiduciary capacities.

Sources of Information

        Firstbank has supplied all information contained or incorporated by reference in this prospectus and proxy statement relating to Firstbank. Keystone has supplied all such information relating to itself, Keystone Community Bank, and their respective officers and directors.

WHERE YOU CAN FIND MORE INFORMATION

        Firstbank has filed a registration statement on Form S-4 to register with the SEC the offering of Firstbank common stock to be issued by Firstbank in the merger. This prospectus and proxy statement is a part of that registration statement. As allowed by SEC rules, this prospectus and proxy statement does not contain all of the information contained in the registration statement or the exhibits to the registration statement. This means that this prospectus and proxy statement incorporates important business and financial information about Firstbank that is not included in or delivered with this document.

        Firstbank is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, Firstbank files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Firstbank’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. That web site contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC.

        The SEC allows Firstbank to incorporate by reference information into this prospectus and proxy statement. This means that Firstbank can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that Firstbank has previously filed with the SEC. These documents contain important information about Firstbank and its finances.

Firstbank Commission Filings (File No. 000-14209)
Current Report on Form 8-K filed July 26, 2005
Current Report on Form 8-K filed July 21, 2005
Current Report on Form 8-K filed May 13, 2005
Current Report on Form 8-K filed April 26, 2005
Current Report on Form 8-K filed April 21, 2005
Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
Definitive Proxy Statement on Schedule 14A filed March 16, 2005
Current Report on Form 8-K filed January 26, 2005
Current Report on Form 8-K filed January 21, 2005
Annual Report on Form 10-K for year ended December 31, 2004

        All documents subsequently filed by Firstbank with the SEC pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and proxy statement and the date of the special meeting of the shareholders of Keystone are also incorporated by reference into this prospectus and proxy statement.

        Documents incorporated by reference are available from Firstbank without charge. You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from Firstbank at the following address:

Firstbank Corporation Attn: Samuel G. Stone, Executive Vice President & Chief Financial Officer 311 Woodworth Avenue Alma, Michigan 48801 (989) 463-3131

        To obtain delivery of this information prior to the special Keystone shareholders meeting, you must request the information no later than September 6, 2005, which is five business days before the date of the special meeting at which you are requested to vote.

        You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger and the related issuance of Firstbank common stock. Neither Firstbank nor Keystone has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

        This prospectus and proxy statement is dated as of the date set forth on the cover page. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than that date, and neither the mailing of this prospectus and proxy statement to you nor the issuance of Firstbank common stock in the merger shall create any implication to the contrary.

FORWARD-LOOKING STATEMENTS

        This prospectus and proxy statement and the documents incorporated in this prospectus and proxy statement by reference contain forward-looking statements that are based on management’s beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and about Firstbank and Keystone themselves. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “projects,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied, or forecasted in such forward-looking statements.

        Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; changes in the national economy; and the possibility that expected efficiencies and cost savings from the merger of Keystone with Firstbank and other mergers and acquisitions in which Firstbank may be involved might not be fully realized within the expected time frame. Neither Firstbank nor Keystone undertakes any obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Plan of Merger”) is made as of May 11, 2005, by and among Keystone Financial Corporation, a Michigan corporation, located at 107 West Michigan Avenue, Kalamazoo, Michigan 49007 (“Keystone”) and Firstbank Corporation, a Michigan corporation, located at 311 Woodworth, Alma, Michigan 48801 (“Acquirer”).

PRELIMINARY STATEMENT

1.      The Boards of Directors of Keystone and Acquirer have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Plan of Merger in which Keystone will, on the terms and subject to the conditions set forth in this Plan of Merger, merge with and into Acquirer (the “Merger”), so that Acquirer is the surviving corporation in the Merger; and

2.      For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “Plan of Reorganization” for the purposes of Section 354 and 361 of the Code; and

3.      The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

In consideration of the representations, warranties, mutual covenants and agreements contained in this Plan of Merger, the parties agree as follows:

ARTICLE I – THE TRANSACTION

Subject to the terms and conditions of this Plan of Merger, the Merger shall be carried out in the following manner:

1.1    Merger. Subject to the terms and conditions herein, at the Effective Time (defined below), Keystone shall be merged with and into Acquirer and the separate corporate existence of Keystone shall then cease. Keystone and Acquirer are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Acquirer (the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Michigan Business Corporation Act of the State of Michigan, as amended (the “Michigan Act”) with respect to the merger of domestic corporations. If Acquirer is advised by its independent tax accountants that a different corporate structure for the transactions contemplated by this Plan of Merger would be more advantageous to Acquirer from a financial, tax, or accounting perspective, then Keystone shall cooperate with Acquirer to effect a restructuring of these transactions provided, that such restructuring is presented prior to the Shareholders’ Meeting (defined below), the Merger continues to qualify as a tax free reorganization under the Internal Revenue Code, the Effective Time of the Merger is not delayed by more than thirty (30) days and the alternative structure does not alter or change the amount of consideration or kind of consideration to be issued to Keystone’s shareholders.

1.2    The Closing. The “Closing” for the Merger shall be held at such time, date, and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Varnum, Riddering, Schmidt & Howlett, LLP, commencing at 11 a.m. on a date specified by Keystone and Acquirer, but no later than upon five (5) Business Days’ (defined below) written notice after the last to occur of the following events: (a) receipt of all consents and approvals of government regulatory authorities, and the expiration of all related statutory waiting periods, legally required to consummate the Merger; and (b) approval of this Plan of Merger by the shareholders of Keystone. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either Acquirer or Keystone as set forth in Articles VI and VII, respectively. Upon completion of the Closing, Keystone and Acquirer shall each promptly execute and file the certificate of

Appendix A - 1

merger as required by the Michigan Act to effect the Merger (the “Certificate of Merger”). No party shall take any action to revoke the Certificate of Merger after its filing without the written consent of the other party.

1.3    Effective Time of Merger. The Merger shall be consummated following the Closing by filing the Certificate of Merger in the manner required by law. The “Effective Time” of the Merger shall be as of the time and date when the Merger becomes effective as set forth in the Certificate of Merger, but not later than five (5) Business Days after the Closing occurs. As used in this Plan of Merger, the term “Business Day” means any day other than a day on which The Nasdaq Stock Market (“Nasdaq”) is closed. Keystone and Acquirer agree that the Effective Time shall not be later than November 30, 2005 (“Upset Date”), unless mutually agreed by Keystone and Acquirer.

1.4    Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Keystone acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. Keystone grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time, the officers and directors of the Surviving Corporation shall be fully authorized in the name of Keystone to take any and all such actions contemplated by this Plan of Merger.

1.5    Surviving Corporation. As of and immediately after the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law.

1.5.1 Name. The name of the Surviving Corporation shall be Acquirer.

1.5.2 Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Acquirer as in effect immediately prior to the Effective Time; without change.

1.5.3 Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Acquirer as in effect immediately prior to the Effective Time, without change.

1.5.4 Officers. The officers of Acquirer immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold with the Surviving Corporation the same offices as they hold with Acquirer.

1.5.5 Directors. Subject to Section 5.22, the directors of Acquirer immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

ARTICLE II - CONVERSION AND EXCHANGE OF SHARES

Subject to the terms and conditions of this Plan of Merger and as a result of the Merger, all common stock, without par value, of Keystone (“Keystone Common Stock”) shall be converted into shares of common stock of Acquirer (“Acquirer Common Stock”) as follows:

2.1	Conversion of Shares. As of the Effective Time:

2.1.1 Conversion of Keystone Common Stock. Each Share of Keystone Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Merger Consideration (defined below). Per Share Merger Consideration shall mean the Per Share Cash Consideration (defined below) and the Per Share Stock Consideration (defined below). Per Share Stock Consideration shall mean one (1) share of validly issued, fully paid and non-assessable Acquirer Common Stock subject to adjustments set forth in Section 2.1.5, 2.2 and 2.3. Per Share Cash Consideration shall mean the cash amount of $19.35 subject to adjustments set forth in Section 2.1.5, 2.2 and 2.3 paid in the form of a check.

2.1.2 No Conversion of Acquirer’s Common Stock. Each share of Acquirer Common Stock outstanding immediately prior to the Effective Time shall continue to be outstanding without any change.

Appendix A - 2

2.1.3 Stock Held by Acquirer. Each share of Keystone Common Stock, if any, held by Acquirer or any of its subsidiaries for its own account, and not in a fiduciary or representative capacity for a person other than Acquirer, or any of its subsidiaries, shall be canceled and no consideration shall be payable with respect to any such share.

2.1.4 Keystone Common Stock No Longer Outstanding. Each share of Keystone Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time, no longer be outstanding and each certificate previously representing such shares of Keystone Common Stock shall thereafter represent only the right to receive the Merger Consideration, together with any dividends and other distributions payable as provided in Section 2.6.4, but subject to payment of cash in lieu of fractional shares.

2.1.5 Minimum Equity. “Closing Equity” shall mean the total Shareholder’s equity of Keystone as determined under GAAP as of the end of the month immediately preceding the Closing Date excluding transaction costs of up to $600,000 and excluding any conforming adjustments requested by Acquirer. If the Closing Equity is less than $11,800,000 (“Minimum Equity”), then the Total Merger Consideration (defined below) shall be reduced dollar for dollar by the difference between the Minimum Equity and the Closing Equity. If the Closing Equity is greater than or equal to the Minimum Equity, then there will not be an adjustment to the Total Merger Consideration pursuant to this sub-section 2.1.5. “Total Merger Consideration” shall mean the Total per Share Stock Consideration and Per Share Cash Consideration for all issued and outstanding shares of Keystone Common Stock, plus the cash amount to be paid in settlement of Keystone’s unexercised options.

2.2    Adjustments. The Per Share Stock Consideration and Per Share Cash Consideration and the related computations described in Section 2.1.1 shall be adjusted in the manner provided in this Section upon the occurrence of any of the following events:

2.2.1 Stock Dividends. If either Keystone or Acquirer changes (or establishes a record date for changing) the number of shares of Acquirer Common Stock or the number of shares of Keystone Common Stock, issued and outstanding as of the date of this Plan of Merger as a result of a stock dividend, stock split, recapitalization, reclassification, combination or similar transaction with respect to such issued and outstanding shares, and the record date for such transaction is after the date of this Plan of Merger and prior to the Effective Time, then the Per Share Stock Consideration shall be appropriately and proportionately adjusted as such that the actual consideration to be paid by Acquirer to holders of shares of Keystone Common Stock pursuant to Section 2.1.1, above, would be the same as would have been paid if the Effective Time had been the close of business on the date of this Plan of Merger.

2.2.2 Authorized Issuances. Notwithstanding any other provisions of this Section, no adjustment shall be made in the event of the issuance of additional shares of Acquirer Common Stock pursuant to the dividend reinvestment plan of Acquirer, if any, pursuant to the exercise of stock options awarded under director or employee stock option plans of Acquirer, or upon the grant or sale of shares or rights to receive shares to, or for, the account of Acquirer’s directors or employees pursuant to their restricted stock, deferred stock compensation, thrift, employee stock purchase and other compensation or benefit plans of Acquirer, if any.

2.2.3 Changes in Capital. Subject only to making any adjustment provided above in related computations prescribed in this Section, nothing contained in this Plan of Merger shall preclude Acquirer from amending its articles of incorporation to change its capital structure or from issuing additional shares of Acquirer Common Stock, preferred stock, shares of other capital stock or securities that are convertible into shares of capital stock.

2.3    Increase in Outstanding Shares of Keystone Common Stock. If the number of shares of Keystone Common Stock outstanding is greater than 578,678 for any reason whatsoever (whether or not such increase constitutes a breach of this Plan of Merger), other than as a result of Permitted Issuances (defined below); then the Per Share Stock Consideration and Per Share Cash Consideration shall be adjusted by multiplying it by a fraction (a) the numerator of which shall be 578,678, and (b) the denominator of which shall be the total number of shares of Keystone Common Stock outstanding as of the Effective Time of the Merger, excluding Permitted Issuances (“Permitted Issuances” include and are limited to the issuance of not more than 33,500 shares upon exercise of currently outstanding Keystone stock options awarded under the Keystone Financial Corporation Stock Option and Restricted Stock Plan dated June 1, 2000 (the “Option Plan”)).

Appendix A - 3

2.4    Cessation of Shareholder Status. As of the Effective Time, each record holder of shares of Keystone Common Stock outstanding immediately prior to the Effective Time shall cease to be a shareholder of Keystone and shall have no rights as a shareholder of Keystone. Each stock certificate representing shares of Keystone Common Stock outstanding immediately prior to the Effective Time (“Old Certificates”) shall then be considered to represent the right to receive the Merger Consideration as provided in this Plan of Merger.

2.5    Surrender of Old Certificates and Payment of Merger Consideration. After the Effective Time, Old Certificates shall be exchangeable by holders for the Merger Consideration to which such holders shall be entitled in the following manner:

2.5.1 Available Shares and Funds. At the Effective Time, Acquirer shall make available to Exchange Agent an amount of cash and a number of shares of Acquirer Common Stock sufficient to make payments of the Merger Consideration for each outstanding share of Keystone Common Stock.

2.5.2 Transmittal Materials. As soon as practicable after the Effective Time, but no later than five (5) Business Days after the Closing Date, Acquirer shall send or cause to be sent to each record holder of Keystone Common Stock as of the Effective Time transmittal materials for use in exchanging that holder’s Old Certificates and receiving the Merger Consideration.

2.5.3 Exchange Agent. On or prior to the Effective Time, Acquirer will deliver to Registrar and Transfer Company, or such other bank or trust company as Acquirer may designate (the “Exchange Agent”), written notice of the number of shares of Acquirer Common Stock issuable in the Merger and a commitment to pay the amount of cash payable in the Merger when and as determined.

The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to such shares of Acquirer Common Stock, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the record holders entitled to such shares.

2.5.4 New Stock Registrations. Acquirer shall cause the Exchange Agent to promptly cause to be paid to the persons entitled thereto a check in the amount of which the persons are entitled, after giving effect to any required tax withholding, and register the shares of Acquirer Common Stock issuable to former Keystone shareholders of record in such manner, in the names and to the addresses that appear on Keystone’s stock records as of the Effective Time, or in such other name or to such other address as may be specified by the shareholder of record in transmittal documents received by the Exchange Agent; provided, that with respect to each former Keystone shareholder, the Exchange Agent shall have received all of the Old Certificates held by that shareholder, or an affidavit of loss and indemnity bond for such certificate or certificates, together with properly executed transmittal materials; and such certificates, transmittal materials, affidavits, and bonds are in a form and condition reasonably acceptable to Acquirer and the Exchange Agent.

2.5.5 Dividends Pending Surrender. Whenever a dividend is declared by Acquirer on Acquirer Common Stock that is payable to shareholders of record of Acquirer’s Common Stock as of a record date after the Effective Time, the declaration shall include dividends on all shares issuable under this Plan of Merger. No former shareholder of Keystone shall be entitled to receive a distribution of any such dividend until the Exchange Agent has received all of that shareholders’ Old Certificates (or an affidavit of loss and indemnity bond for such certificates) pursuant to properly submitted transmittal materials. Upon the exchange of that shareholder’s Old Certificates (or an affidavit of loss and indemnity bond for such certificates), the shareholder shall be entitled to receive from Acquirer an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, that may have been imposed or paid thereon) declared and paid with respect to the shares of Acquirer Common Stock represented thereby. If such a shareholder has then elected to enroll in Acquirer’s dividend reinvestment program, such amount shall be credited as a cash purchase for investment at the plan’s next regular investment date.

2.5.6 Stock Transfers. After the Effective Time, there shall be no transfers on Keystone’s transfer books of the shares of Keystone Common Stock that were issued and outstanding immediately prior the Effective Time. If, after the Effective Time, Old Certificates are properly presented for transfer, they shall be canceled and exchanged for the shares of Acquirer Common Stock as provided in this Plan of Merger. After the Effective Time, ownership of such shares as represented by any Old Certificates may be transferred only on the stock records of Acquirer.

Appendix A - 4

2.5.7 Exchange Agent’s Discretion. The Exchange Agent shall have discretion to determine and apply reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange in accordance with normal exchange practices.

2.5.8 Exchange Agent Expenses. Acquirer shall pay all charges and expenses, including those of the Exchange Agent, in connection with the payment of the Merger Consideration in exchange for the Keystone Common Stock.

2.5.9 No Fractional Shares. No certificates or scrip representing fractional shares of Acquirer Common Stock shall be issued in the Merger upon the surrender of Old Certificates. No fractional interest in any share of Acquirer Common Stock resulting from the Merger shall be entitled to any part of a dividend, distribution or stock split with respect to shares of Acquirer Common Stock nor entitle the record holder to vote or exercise any rights of a shareholder with respect to that fractional interest. In lieu of issuing any fractional share, each holder of an Old Certificate who would otherwise have been entitled to a fractional share of Acquirer Common Stock upon surrender of all Old Certificates for exchange shall be paid an amount in cash (without interest) equal to such fraction of a share multiplied by $44.50. If the holder of record has elected to enroll in Acquirer’s dividend reinvestment program, then the cash in lieu of fractional shares shall be held for reinvestment at the plan’s next regular investment date.

2.6	Stock Options and Restricted Stock.

2.6.1 Conversion of Options. Each unexercised stock option (“Unexercised Options”) under the Option Plan outstanding at the Effective Time shall become, at the Effective Time, the right to receive the cash amount equal to the product of (i) the difference between $44.50 minus the per share exercise price of Keystone Common Stock under such option, and (ii) the number of shares of Keystone Common Stock subject to such Unexercised Option, as adjusted under Section 2.2. Upon conversion of the Unexercised Option to the cash consideration determined above, all rights under such Option Plan shall terminate. No later than five (5) Business Days after the Effective Time, Acquirer shall deliver to the holder of each Unexercised Option a check in the amount of which the owners of such Unexercised Options are entitled (as determined above) after giving effect to any required tax withholding. Acquirer may request the holder of such Unexercised Option to surrender to Acquirer the agreement and any related documentation evidencing the Unexercised Options that were converted.

2.6.2 No New Options. At the Effective Time, the Option Plan shall be terminated with respect to the granting of any additional options or option rights.

2.6.3 Conversion of Restricted Stock. Each share of restricted Keystone common stock (“Restricted Shares”) under the option plan shall become at the Effective Time, the right to receive the cash amount equal to the product of $44.50 and the number of Restricted Shares outstanding. There are 2,208 shares of Restricted Shares outstanding.

ARTICLE III – ACQUIRER’S REPRESENTATIONS AND WARRANTIES

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Acquirer’s Disclosure Statement”) delivered by Acquirer to Keystone prior to the execution of this Agreement, Acquirer represents and warrants to Keystone as follows; provided, however, the disclosure in the Acquirer’s Disclosure Statement of an item or matter in response or in reference to one provision or representation shall be deemed responsive to other provisions and representations where the applicability of such item or matter to other provision(s) is reasonably apparent:

3.1	Authorization, No Conflicts, Etc.

3.1.1 Authorization of Agreement. Acquirer has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the Merger. This Plan of Merger and consummation of the Merger have been duly authorized by the Board of Directors of Acquirer. The Board of Directors of Acquirer have determined that this Agreement and the transactions contemplated in this Plan of Merger are in the best interests of Acquirer and its stockholders and no other corporate proceedings on the part of Acquirer are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Keystone) constitutes valid and binding obligations of Acquirer and is enforceable against Acquirer in accordance with its terms.

Appendix A - 5

3.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Acquirer, and the consummation of the Merger by Acquirer, do not and will not violate, conflict with, or result in a breach of: (a) any provision of Acquirer’s restated articles of incorporation or bylaws; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Acquirer or its subsidiaries, assuming the timely receipt of each of the approvals referred to in this Section.

3.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Acquirer, and the consummation of the Merger by Acquirer, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Acquirer is a party or subject, or by which Acquirer is bound or affected.

3.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Acquirer other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, compliance with bylaws and rules of the NASD, and receipt of approvals required under the Bank Holding Company Act of 1956, as amended (the “Federal Bank Holding Company Act”), the Federal Deposit Insurance Act, as amended (the “FDIA”), and the Michigan Banking Code of 1999 (the “Michigan Banking Code”). Acquirer knows of no reason why the regulatory approvals referred to in this Section cannot be obtained or why the process would be materially impeded.

3.2    Organization and Good Standing. Acquirer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Acquirer has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Acquirer is a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Federal Bank Holding Company Act.

3.3    Subsidiaries. Acquirer owns, directly or indirectly, all of the common stock of its subsidiaries indicated in Acquirer’s Financial Statements (as defined below) for the quarter ended March 31, 2005 free and clear of all claims, security interests, pledges, or liens of any kind. Each of Acquirer’s subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization; (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) through (iii) as would not be reasonably likely to have either individually or in the aggregate a Material Adverse Effect on Acquirer.

3.4	Capital Stock.

3.4.1 Classes and Shares. The authorized capital stock of Acquirer consists of 20,000,000 shares of common stock, no par value, and 300,000 shares of preferred stock, no par value.

3.4.2 No Other Capital Stock. There is no security or class of securities outstanding that represents or is convertible into capital stock of Acquirer, except (i) as described in, or as contemplated by, this Plan of Merger; (ii) stock options ordered pursuant to stock option plans for directors, officers or employees of Acquirer or its affiliate(s); (iii) provisions for the grant or sale of shares or the right to receive shares to, or for the account of, employees and directors pursuant to restricted stock, deferred stock compensation, stock purchase and other benefit plans; (iv) shares of Acquirer Common Stock issuable under agreements entered into or in connection with mergers or acquisitions of direct or indirect subsidiaries or assets and transactions approved by Acquirer’s Board of Directors or a committee of such board; and (v) shares of Acquirer Common Stock issuable under dividend reinvestment and employee stock purchase plans, if any.

3.5    Acquirer Common Stock. The shares of Acquirer Common Stock to be issued in the Merger in accordance with this Plan of Merger, when issued as contemplated by this Plan of Merger, will be validly issued, fully paid, and nonassessable shares.

Appendix A - 6

3.6	Financial Statements.

3.6.1 Financial Statements. The consolidated financial statements of Acquirer as of and for the each of three years ended December 31, 2004, 2003, and 2002, as reported on by Acquirer’s independent accountants, and the unaudited consolidated financial statements of Acquirer and its subsidiaries as of and for each month and quarter ended before the date of this Plan of Merger, including all schedules and notes relating to such statements, as previously delivered to Acquirer (collectively, “Acquirer’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Acquirer as of and for each quarter and month ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Acquirer as of the respective dates of and for the periods referred to in such financial statements, all in accordance with accounting principles generally accepted in the United States, consistently applied (“GAAP”), subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Acquirer) and the absence of notes (that, if presented, would not differ materially from those included in Acquirer’s Financial Statements). No financial statements of any entity or enterprise other than the Subsidiaries are required by GAAP to be included in the consolidated financial statements of Acquirer.

3.6.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

(a)     The consolidated reports of condition and income of each of Acquirer’s subsidiary banks (including any amendments) as of and for each of the fiscal years ended December 31, 2004, 2003, and 2002, and as of and for the fiscal quarter ended March 31, 2005, as filed with the FDIC; and

(b)    The FR Y-9C and FR Y-9LP (including any amendments) for Acquirer as of and for each of the fiscal years ended December 31, 2004, 2003, and 2002, as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Effective Time by Acquirer and/or the Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section are collectively referred to as the “Call Reports.”

3.7    Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in Acquirer’s Financial Statements as of December 31, 2004, or March 31, 2005, neither Acquirer nor its subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, would be reasonably likely to have a Material Adverse Effect on Acquirer.

3.8    Absence of Material Adverse Changes.Since December 31, 2004, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Acquirer or any of its subsidiaries that had or in the future is reasonably likely to have a Material Adverse Effect on Acquirer, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on Acquirer, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

3.9    Legal Proceedings. There is no action, suit, proceeding, claim, arbitration, or investigation pending or to the knowledge of Acquirer threatened by any person, including without limitation any governmental or regulatory agency, against Acquirer or any of the Subsidiaries, or the assets or business of Acquirer or any of its subsidiaries, any of which is reasonably likely to have a Material Adverse Effect on Acquirer. There is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

3.10	Regulatory Filings. In the last four (4) years:

3.10.1              SEC Filings. Acquirer has filed, and will in the future continue to file, in a timely manner all material required filings with the SEC;

Appendix A - 7

3.10.2              Regulatory Filings. Acquirer has filed in a timely manner all other material filings with other regulatory bodies for which filings are required; and

3.10.3              Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such misstatements or omissions that are not reasonably likely to have a Material Adverse Effect on Acquirer.

3.11  No Indemnification Claims. To the knowledge of Acquirer, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

3.12  Conduct of Business. Each of Acquirer and the subsidiaries has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, and insurance; and Environmental Laws (defined below); except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on Acquirer. Without limiting and notwithstanding the foregoing, neither Acquirer nor any Subsidiary, to Acquirer’s knowledge:

3.12.1 Privacy – Unaffiliated Third Parties. Has shared or will share non public personal information regarding consumers or customers with any unaffiliated third party except as would be permitted under Title V of the Financial Services Modernization Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;

3.12.2 Privacy – Affiliates. Has shared or will share personal information regarding consumers or customers other than experience information, with any affiliated third party except as would be permitted under the Fair Credit Reporting Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;

3.12.3 Privacy – HIPAA Compliance. Has or will (i) share or use, or permit its business associates to share or use, protected health information except as would be permitted under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), or (ii) engaged in any business activities that would cause it to be a “covered entity” under HIPAA; and

3.12.4 Lending Practices. Has engaged in, or will engage in, lending practices that would violate the guidelines issued by Fannie Mae to combat predatory lending (#LL03-00), the Michigan Consumer Mortgage Protection Act, or the laws regarding lending practices of any state in which the property securing a loan is located;

in each case with respect to 3.12.1 through 3.12.4 where such violation would be reasonably likely to have a Material Adverse Effect on Acquirer.

3.13	Proxy Statement, Etc.

3.13.1              Transaction Documents. The term “Transaction Documents” shall collectively mean: (i) the Form S-4 registration statement to be filed by Acquirer with the SEC (the “Registration Statement”) in connection with the Acquirer Common Stock to be issued in the Merger; (ii) the prospectus and proxy statement (the “Prospectus and Proxy Statement”) to be mailed to Keystone shareholders in connection with its shareholder meeting to consider approval of the Merger (collectively “the Shareholder Meeting”); and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the Michigan Office of Financial and Insurance Services, the State of Michigan, or any other regulatory agency in connection with the Merger.

3.13.2              Accurate Information. The information to be supplied by Acquirer for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents

Appendix A - 8

are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the meeting of the shareholders of Keystone with respect to the Merger (the “Shareholder Meeting”).

3.13.3              Compliance of Filings. All Transaction Documents that Acquirer is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

3.14  Agreements with Bank Regulators. Neither Acquirer nor any of its subsidiaries is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or is material and in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Acquirer nor any of its subsidiaries have been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except where such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission are not reasonably likely to have a Material Adverse Effect on Acquirer. Neither Acquirer nor any of its subsidiaries is required by applicable law to give prior notice to any Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, Acquirer knows of no reason why the regulatory approvals referred to in Section 3.1.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.

3.15  Tax Matters. Each of Acquirer and its subsidiaries has duly filed all federal, state, foreign and local information returns and Tax (defined below) returns required to be filed by it on or prior to the date this Plan of Merger (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Acquirer.

3.16	Environmental Matters.

3.16.1              Environmental Laws. Except for real estate held or administered in trust by any banking subsidiary of Acquirer, the real estate owned by or leased by Acquirer or any of its subsidiaries or used in the conduct of their businesses; and (ii) any other real estate owned by Acquirer or any of its subsidiaries (collectively, the “Acquirer Premises”) are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquirer.

3.16.2              Litigation. There is no litigation pending or threatened before any court, governmental agency, authority or other forum in which Acquirer, any of its subsidiaries, or any of the Acquirer Premises has been or, with respect to threatened litigation, is reasonably likely to be named as a defendant or potentially responsible party (i) for alleged noncompliance with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Substance, except for such pending or threatened litigation that, if a judgment adverse to Acquirer or one of its subsidiaries were to be rendered in such litigation, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquirer. To the knowledge of Acquirer, there is no reasonable basis for any litigation of a type described above, except for such litigation as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.16.3              Loan Portfolio. With respect to any real estate securing any outstanding loan and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, each of Acquirer and its subsidiaries has complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the Acquirer Disclosure Statement), and all Environmental Laws (defined below) concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance (defined below) on, in, or under such property and whether or not a release of Hazardous Substances has occurred at or from such property, except for failures to comply with or violations of

Appendix A - 9

such policies or Environmental Laws that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquirer.

3.16.4              Environmental Laws; Hazardous Substance. For purposes of this Plan of Merger, “Environmental Laws” means all laws (civil or common), ordinances, rules, regulations, permits, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and any analogous state law; and “Hazardous Substance” has the meaning set forth in Section 9601 of CERCLA and also includes any substance regulated by or subject to any Environmental Law and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

3.17  Investment Bankers and Brokers. Acquirer has not employed any broker, finder, or investment banker in connection with the Merger except Austin Associates, LLC. Acquirer has no other express or implied agreement with any other person or company relative to any commission or finder’s fee payable with respect to this Plan of Merger or the transactions contemplated by it.

3.18  Necessary Capital. Based on the financial condition of Acquirer as reflected in Acquirer’s Financial Statements, Acquirer has the necessary capital required by the regulations of the Federal Reserve Board and the Federal Deposit Insurance Corporation to consummate the transactions contemplated by this Plan of Merger and remain “well-capitalized” according to applicable banking laws and regulations. If external financing is required by Acquirer to consummate the transactions contemplated in this Plan of Merger, Acquirer has or will provide to Keystone sufficient adequate evidence of a binding commitment between Acquirer and its financing source.

3.19  Reorganization. Acquirer has no knowledge of any reason why the Merger would fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

3.20  Allowance for Loan Losses. The allowance for loan losses as reflected in Acquirer’s Financial Statements and Call Reports for the fiscal year ended December 31, 2004, and the fiscal quarter ended March 31, 2005, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

3.21  Public Communications; Securities Offering. Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Acquirer to Acquirer’s shareholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such misstatement or omission that is not reasonably likely to have a Material Adverse Effect on Acquirer.

3.22  Fairness Opinion. Acquirers’ board of directors have received an oral opinion of Austin Associates, LLC (“Austin”) in its capacity as Acquirer’s financial adviser, substantially to the effect that the terms of the Merger are fair to Acquirer’s shareholders and Austin shall deliver a written opinion containing substantially the same opinion as its oral opinion dated as of the date of this Plan of Merger and renewed as of a date of approximately the date of the Proxy Statement. A true and complete copy of the written opinion of Austin confirming the same will be provided to Keystone promptly upon receipt by Acquirer.

ARTICLE IV – KEYSTONE’S REPRESENTATIONS AND WARRANTIES

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Keystone Disclosure Statement”) delivered by Keystone to Acquirer prior to the execution of this Agreement, Keystone represents and warrants to Acquirer as follows; provided, however, the disclosure in the Keystone’s Disclosure Statement of an item or matter in response or in reference to one provision or representation shall be deemed responsive to other provisions and representations where the applicability of such item or matter to other provision(s) is reasonably apparent:

Appendix A - 10

4.1	Authorization, No Conflicts, Etc.

4.1.1 Authorization of Agreement. Keystone has the requisite corporate power and authority to execute and deliver this Plan of Merger, and subject to adoption by Keystone’s shareholders, to consummate the Merger. This Plan of Merger has been duly adopted and the consummation of the Merger has been duly authorized by the Board of Directors of Keystone. The Board of Directors of Keystone have determined that this Plan of Merger and the transactions contemplated hereby are in the best interests of Keystone and have directed that this Plan of Merger and the transactions contemplated by this Plan of Merger be submitted to Keystone shareholders for adoption at a duly held meeting of such shareholders, and except for approval of this Plan of Merger and the transaction contemplated by this Plan of Merger, no other corporate proceedings on the part of Keystone are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Acquirer) constitutes valid and binding obligations of, Keystone and is enforceable against Keystone in accordance with its terms.

4.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Keystone, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of any provision of: (a) the articles of incorporation, charter, bylaws, or similar organizational documents of Keystone or Keystone’s direct or indirect wholly owned or partially owned subsidiaries, Keystone Community Bank (the “Bank”), Keystone Mortgage Services, LLC, Keystone Premium Finance, LLC, Keystone T.I. Sub, LLC, and KCB Title Insurance Agency, LLC (each a “Subsidiary,” and collectively, the “Subsidiaries”); or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Keystone or any Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4 (Required Approvals).

4.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Keystone, and the consummation of the Merger, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or any regulatory agreement or commitment to which Keystone or any Subsidiary is a party or subject, or by which it is bound or affected.

4.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Keystone other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act, the FDIA, and the Michigan Banking Code.

4.2    Organization and Good Standing. Keystone is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Keystone has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Keystone is a financial holding company and a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Federal Bank Holding Company Act.

4.3    Subsidiaries. The only direct or indirect subsidiaries (i.e., direct or indirect equity interest of 20% or more) of Keystone are the Subsidiaries.

4.3.1 Ownership. Except as set forth above, Keystone does not have “Control” (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation, general or limited partnership, limited liability company, trust or other entity engaged in an active trade or business or that holds any significant assets. Keystone owns all of the issued and outstanding shares of capital stock of the Bank, and 1% of the outstanding membership interests of Keystone Mortgage Services, LLC. The Bank owns all of the outstanding membership interests of Keystone T.I. Sub, LLC, 99% of the outstanding membership interests of Keystone Mortgage Services, LLC, and 90% of the outstanding membership interests of Keystone Premium Finance, LLC, free and clear of any claim, security, interest, pledge, or lien of any kind. Through its wholly-owned subsidiary, Keystone T.I. Sub, LLC, the Bank owns 50% of the outstanding membership interests of KCB Title Insurance Agency, LLC. Keystone Mortgage Services, LLC owns 10% of the outstanding membership interests of Keystone Premium Finance, LLC, free and clear of any claim,

Appendix A - 11

security, interest, pledge, or lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or membership interest of any Subsidiary.

4.3.2 Qualification and Power of the Bank. The Bank is duly organized, validly existing, and in good standing as a bank under the laws of the State of Michigan. The Bank is qualified or admitted to conduct business in each state where such qualification or admission is required except that state or those states where the failure to be so qualified or admitted would not have a Material Adverse Effect on Keystone. The Bank has full corporate power and authority to carry on its business as and where it is now being conducted.

4.3.3 Deposit Insurance; Other Assessments. The Bank maintains in full force and effect deposit insurance through the Bank Insurance Fund and the Savings Association Insurance Fund of the FDIC. The Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect. The Bank has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

4.4	Capital Stock.

4.4.1 Classes and Shares. The authorized capital stock of Keystone consists of 1,500,000 shares of common stock, without par value, all of which are designated as shares of common stock. As of the date of this Plan of Merger, a total of 578,678 shares of common stock were validly issued and outstanding, no shares of preferred stock are issued or outstanding, and 33,500 shares of common stock are subject to outstanding options under the Option Plans as of the date of this Plan of Merger.

4.4.2 No Other Capital Stock. There is no security or class of securities outstanding that represents or is convertible into capital stock of Keystone, except for stock options outstanding under the Option Plans. There is no outstanding subscription, option, warrant, or right to acquire any capital stock of Keystone, or any agreement to which Keystone is a party or by which it is or may be bound to issue capital stock, except for Permitted Issuances.

4.4.3 Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Keystone Common Stock is not subject to change before the Effective Time, except for Permitted Issuances.

4.4.4 Voting Rights. Other than the shares of Keystone Common Stock described in this Section, neither Keystone nor the Subsidiaries have outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

4.5	Financial Statements.

4.5.1 Financial Statements. The consolidated financial statements of Keystone as of and for the each of three years ended December 31, 2004, 2003, and 2002, as reported on by Keystone’s independent accountants, and the unaudited consolidated financial statements of Keystone and its Subsidiaries as of and for each month and quarter ended before the date of this Plan of Merger, including all schedules and notes relating to such statements, as previously delivered to Acquirer (collectively, “Keystone’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Keystone as of and for each quarter and month ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Keystone as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Keystone) and the absence of notes (that, if presented, would not differ materially from those included in Keystone’s Financial Statements). No financial statements of any entity or enterprise other than the Subsidiaries are required by GAAP to be included in the consolidated financial statements of Keystone.

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4.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

(a)     The consolidated reports of condition and income of the Bank (including any amendments) as of and for each of the fiscal years ended December 31, 2004, 2003, and 2002, and as of and for the fiscal quarter ended March 31, 2005, as filed with the FDIC; and

(b)    The FR Y-9SP (including any amendments) for Keystone as of and for each of the fiscal years ended December 31, 2004, 2003, and 2002, as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Effective Time by Keystone and/or the Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section are collectively referred to as the Call Reports.

4.6    Absence of Undisclosed Liabilities. Except as and to the extent reflected or reserved against in Keystone’s Financial Statements as of December 31, 2004, or March 31, 2005, neither Keystone nor the Subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, would be reasonably likely to have a Material Adverse Effect on Keystone.

4.7    Absence of Material Adverse Changes. Since December 31, 2004, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Keystone or any Subsidiary that had or in the future is reasonably likely to have a Material Adverse Effect on Keystone, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on Keystone, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

4.8    Legal Proceedings. There is no action, suit, proceeding, claim, arbitration, or investigation pending or to the knowledge of Keystone threatened by any person, including without limitation any governmental or regulatory agency, against Keystone or any of the Subsidiaries, or the assets or business of Keystone or any of the Subsidiaries, any of which is reasonably likely to have a Material Adverse Effect on Keystone. There is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

4.9	Regulatory Filings. In the last four (4) years:

4.9.1 Regulatory Filings. Keystone has filed in a timely manner all material filings with regulatory bodies for which filings are required; and

4.9.2 Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such misstatements or omissions that are not reasonably likely to have a Material Adverse Effect on Keystone.

4.10  No Indemnification Claims. To the knowledge of Keystone, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

4.11  Conduct of Business. Each of Keystone and the Subsidiaries has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, and insurance; and Environmental Laws; except for

Appendix A - 13

violations (individually or in the aggregate) that would not have a Material Adverse Effect on Keystone. Without limiting and notwithstanding the foregoing, neither Keystone nor any Subsidiary, to Keystone’s knowledge:

4.11.1 Privacy – Unaffiliated Third Parties. Has shared or will share non public personal information regarding consumers or customers with any unaffiliated third party except as would be permitted under Title V of the Financial Services Modernization Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;

4.11.2 Privacy – Affiliates. Has shared or will share personal information regarding consumers or customers other than experience information, with any affiliated third party except as would be permitted under the Fair Credit Reporting Act and in compliance with the applicable privacy laws of any state, or other applicable laws, statutes, regulations or ordinances;

4.11.3 Privacy – HIPAA Compliance. Has or will (i) share or use, or permit its business associates to share or use, protected health information except as would be permitted under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), or (ii) engaged in any business activities that would cause it to be a “covered entity” under HIPAA; and

4.11.4 Lending Practices. Has engaged in, or will engage in, lending practices that would violate the guidelines issued by Fannie Mae to combat predatory lending (#LL03-00), the Michigan Consumer Mortgage Protection Act, or the laws regarding lending practices of any state in which the property securing a loan is located, in each case with respect to Sections 4.11.1 through 4.11.4 where such violation would be reasonably likely to have a Material Adverse Effect on Keystone.

4.12	Proxy Statement. Etc.

4.12.1              Accurate Information. The information to be supplied by Keystone for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; and (b) with respect to the Proxy Statement, when it is mailed and at the time of the Shareholders’ Meeting.

4.12.2              Compliance of Filings. All documents that Keystone or any Subsidiary is responsible for filing with any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

4.13  Agreements with Bank Regulators. Neither Keystone nor any Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or is material and in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Keystone nor any Subsidiary have been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except where such order, decree, agreement, memorandum of understanding, extraordinary supervisor letter, commitment letter or similar submission would not have a Material Adverse Effect on Keystone. Neither Keystone nor any Subsidiary is required by applicable law to give prior notice to any Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, Keystone knows of no reason why the regulatory approvals referred to in Section 4.1.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.

4.14	Tax Matters.

4.14.1              Taxes Defined. “Taxes” means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or charges, or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect of any tax, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem,

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employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.

4.14.2              Tax Returns. Keystone and each Subsidiary have each duly and timely filed or delivered, and if necessary amended, all of collateral and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales use tax, premium tax, excise tax and other tax returns required to be filed, including information returns, estimates, declarations, reports, statements and other filings that are required by law, regulation, rule, or ordinance (collectively, “Tax Returns”). Each such Tax Return, as amended, is correct, complete and complies in all material respects with all applicable laws, regulations, rules, and ordinances. Keystone and the Subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

4.14.3              Tax Assessments and Payments. All material Taxes due and payable by Keystone and the Subsidiaries have been paid or deposited in full as and when due, including applicable extension periods. Each of Keystone and the Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on Keystone’s Financial Statements as of December 31, 2004, are sufficient for the payment of all accrued but unpaid Taxes as of the date indicated, whether or not disputed, with respect to all periods through December 31, 2004. There is no lien on any of Keystone’s or the Subsidiaries’ assets or properties with respect to Taxes, except for liens for Taxes not yet due and payable.

4.14.4              Tax Audits. None of the Tax Returns of Keystone and the Subsidiaries filed for any tax year has been audited by the Internal Revenue Service (the “IRS”) or any state or local taxing authority. There is no tax audit or legal or administrative proceeding concerning the accuracy of tax or information returns or the assessment or collection of Taxes pending or, to Keystone’s knowledge, threatened with respect to Keystone or any Subsidiary. No claim concerning the calculation, assessment or collection of taxes has been asserted with respect to Keystone or any Subsidiary except for any claim that has been fully resolved and the costs of such resolution reflected in Keystone’s Financial Statements. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Keystone or any Subsidiary.

4.14.5              Tax Accounting. Neither Keystone nor any Subsidiary have been required to include in income any adjustment pursuant to Section 481 of the Internal Revenue Code by reason of a voluntary change in accounting method initiated by Keystone or a Subsidiary and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither Keystone nor any Subsidiary have entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Internal Revenue Code.

4.14.6              Excess Parachute Payments. To its knowledge, no compensation that could be payable (whether in cash, stock, options, or other property or the vesting of property or other rights) by Keystone, any Subsidiary, their affiliates, or any of their respective successors under any employment, option, benefit plan, severance, termination or other compensation arrangement currently in effect is, or will be, an “excess parachute payment” (as defined in Section 280G of the Internal Revenue Code).

4.14.7              Bad Debt Deductions. Any federal income liability for its bad debt deductions are recorded in Keystone’s Financial Statements.

4.14.8              Tax Positions. The tax and audit positions taken by Keystone and the Subsidiaries in connection with Tax Returns were reasonable and asserted in good faith.

4.15  Title to Properties. Keystone and the Subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in Keystone’s Financial Statements as of December 31, 2004, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

4.15.1            Reflected on Balance Sheet. As reflected on Keystone’s Financial Statements as of March 31, 2005;

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4.15.2              Normal to Business. Liens for current Taxes not yet delinquent, and liens or encumbrances that are normal to the business of Keystone and that would not have a Material Adverse Effect on Keystone;

4.15.3              Immaterial Imperfections. Such imperfections of title, easements, restrictions, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby; and

4.15.4              Public Easements; Etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

4.16  Condition of Real Property. With respect to each parcel of real property owned, legally or beneficially, by Keystone or any Subsidiary, including other real estate owned (“Keystone’s Real Property”) and also with respect to each parcel of real property leased by Keystone or any Subsidiary (“Keystone’s Leased Real Property”), to its knowledge:

4.16.1              No Encroachments. Except for encroachments that have been insured over by a title insurance policy, no building or improvement to Keystone’s Real Property or Keystone’s Leased Real Property encroaches on any easement or property owned by another person. No building or property owned by another person encroaches on Keystone’s Real Property or Keystone’s Leased Real Property or on any easement benefiting Keystone’s Real Property or Keystone’s Leased Real Property. None of the boundaries of Keystone’s Real Property or Keystone’s Leased Real Property deviates substantially from those shown on the survey of such property, if any, included with the Keystone Disclosure Statement or from what the boundaries appear to be through visual inspection. No claim of encroachment has been asserted by any person with respect to any of Keystone’s Real Property or Keystone’s Leased Real Property.

4.16.2              Zoning. None of Keystone, the Subsidiaries, Keystone’s Real Property, or Keystone’s Leased Real Property is in material violation of any applicable zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement.

4.16.3              Buildings. All buildings and improvements to Keystone’s Real Property and Keystone’s Leased Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

4.16.4              No Condemnation. None of Keystone’s Real Property or Keystone’s Leased Real Property is the subject of any condemnation action. There is no proposal under active consideration by any public or governmental authority or entity to acquire Keystone’s Real Property or Keystone’s Leased Real Property for any governmental purpose.

4.16.5              Litigation. There are no claims, litigation, proceedings, or disputes pending or threatened against or relating to Keystone’s Real Property or Keystone’s Leased Real Property.

4.16.6              Agreements. There are no agreements, contracts, or leases, written or oral, that affect Keystone’s Real Property or Keystone’s Leased Real Property.

4.16.7              Assessments. There is no pending or proposed special assessment affecting or which may affect Keystone’s Real Property or Keystone’s Leased Real Property.

4.17  Real and Personal Property Leases. With respect to each lease and license pursuant to which Keystone or any Subsidiary, as lessee or licensee, has possession of real or personal property (“Keystone’s Leases”):

4.17.1              Valid. Each of Keystone’s Leases is valid, effective, and enforceable against the lessor or licensor in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

4.17.2              No Default. There is no existing default under any of Keystone’s Leases or any event that with notice or passage of time, or both, would constitute a default with respect to Keystone, any

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Subsidiary, or, to the knowledge of Keystone, any other party to the contract, which default could have a Material Adverse Effect on Keystone.

4.17.3              Assignment. None of Keystone’s Leases contain a prohibition against assignment by Keystone or any Subsidiary, by operation of law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Acquirer or its subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger as are applicable to Keystone or the Subsidiaries prior to the Effective Time.

4.17.4              Disputes. To the knowledge of Keystone, there are no disputes concerning the interpretation of any term, condition, or provision of any of Keystone’s Leases.

4.18  Required Licenses, Permits, Etc. Keystone and the Subsidiaries hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of its business as presently conducted, the lack of which could have a Material Adverse Effect on Keystone. All such licenses, certificates, franchises, and rights are in full force and effect.

4.19  Material Contracts and Change of Control. Except as contained in the Keystone Disclosure Statement, neither Keystone nor any of the Subsidiaries are a party to any agreement or understanding described below.

4.19.1              Borrowing Commitments. Any commitment made to Keystone or the Subsidiaries permitting it to borrow money, any letter of credit, any pledge, any security agreement, any lease (excluding leases of real property otherwise identified in the Keystone Disclosure Statement), any guarantee or any subordination agreement, or other similar or related type of understanding, involving an amount in excess of $100,000 as to which Keystone or the Subsidiaries are a debtor, pledgor, lessee, or obligor.

4.19.2              Agency Relationships. Any agreement or understanding dealing with advertising, brokerage, licensing, dealership, representative, or agency relationships in excess of $50,000.

4.19.3              Benefit Plans. Any profit-sharing, group insurance, bonus, deferred compensation, stock option, severance pay, pension, retirement, or any other employee benefit plan or any plan, agreement, contract, authorization, or arrangement pursuant to which any person is or will become entitled to any benefit upon a change in control of Keystone or the Subsidiaries.

4.19.4              Correspondents. Any written correspondent banking contracts.

4.19.5              Asset Transactions. Any agreement or understanding (i) for the sale of its assets in excess of $25,000 outside of the ordinary course of business; (ii) for the grant of any preferential right to purchase any of its assets, properties, or rights in excess of $25,000; or (iii) which requires the consent of any third party to the transfer and assignment of any assets, properties, or rights in excess of $25,000.

4.19.6              Long-term Contracts. Any agreement or understanding which obligates Keystone or the Subsidiaries for a period in excess of one year, which has a value in excess of $25,000, to purchase, sell, or provide services, materials, supplies, merchandise, facilities, or equipment and which is not terminable without cost or penalty on not more than sixty (60) days’ notice.

4.19.7              Capital Expenditures. Any agreement or understanding for any one capital expenditure or a series of capital expenditures, the aggregate amount of which is in excess of $25,000.

4.19.8              Unfunded Loan Commitments. Any agreement or understanding entered into to make a loan not yet fully disbursed or funded as of March 31, 2005, to any person, wherein the undisbursed or unfunded amount exceeds $100,000.

4.19.9              Participation Agreements. Any loan participation agreement with any other person entered into subsequent to December 31, 2004, in excess of $50,000 and on the books at March 31, 2005.

4.19.10              Other Contracts. Any agreement or understanding not otherwise disclosed or excepted pursuant to this Section 4.18 (Material Contracts and Change of Control) which is material to the properties, financial condition, business, or results of operations of Keystone and the Subsidiaries, taken as a whole.

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All data processing contracts of Keystone or the Subsidiaries are cancelable by Keystone or the Subsidiaries on or before the Effective Time without cost, penalty, or further obligation. There is no other agreement, contract, loan, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument under which (a) a consent or approval is required, (b) a prohibited assignment by operation of law could occur, (c) a waiver or loss of any right could occur, or (d) acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Plan of Merger, or the change of control, or merger of Keystone or any Subsidiary or the liquidation of Keystone upon consummation of the Merger where any of the following: (w) the failure to obtain such consent or approval, (x) the violation of the prohibition against assignment, (y) the waiver or loss of any right, or (z) the acceleration of any obligation could materially interfere with the ordinary course of business by Keystone or any Subsidiary (or Acquirer or any of its subsidiaries as their successors) or have a Material Adverse Effect on Keystone. Neither Keystone nor any Subsidiary is a party to any contract, agreement, arrangement, or understanding (other than ordinary and customary banking relationships) that would require any payment to another party upon termination in excess of $50,000.

4.20	Certain Employment Matters.

4.20.1              Employment Policies, Programs, and Procedures. The policies, programs, and practices of Keystone and the Subsidiaries relating to equal opportunity and affirmative action, wages, hours of work, employee disabilities, and other terms and conditions of employment are in compliance in all material respects with applicable federal, state, and local laws, orders, regulations, and ordinances governing or relating to employment and employer practices and facilities.

4.20.2              Record of Payments. There is no existing or outstanding material obligation of Keystone or the Subsidiaries, whether arising by operation of law, civil or common, by contract, or by past custom, for any Employment-Related Payment (as defined in Section 4.19.3 (Employment-Related Payments)) to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Keystone and/or its Subsidiaries and paid when due or duly accrued in the ordinary course of business in accordance with GAAP.

4.20.3              Employment-Related Payments. For purposes of this Plan of Merger, “Employment-Related Payments” include any payment to be made with respect to any contract for employment; unemployment compensation benefits; profit sharing, pension, or retirement benefits; social security benefits; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.

4.20.4              Employment Claims. There is no dispute, claim, or charge, pending or, to Keystone’s knowledge, threatened, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy, or ordinance relating to employment or terms and conditions of employment. To the knowledge of Keystone, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to Keystone or the Subsidiaries of more than $25,000.

4.20.5              Employment Related Agreements. Keystone and the Subsidiaries are not parties to, or bound by, any oral or written, express or implied, except as contained in the Keystone Disclosure Statement:

(a)     Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of Keystone or any Subsidiary that is not terminable by Keystone or such Subsidiary upon 60 days’ or less notice without penalty or obligation;

(b)    Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing;

(c)     Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee or any spouse, child, member of the same household, estate, or survivor of any employee or former employee; or

Appendix A - 18

(d)    Any collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.

4.21  Employee Benefit Plans. With respect to any “employee welfare benefit plan,” any “employee pension benefit plan,” or any “employee benefit plan” within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each referred to as an “Employee Benefit Plan”), maintained by or for the benefit of Keystone or any Subsidiary or their predecessors or to which Keystone or any Subsidiary or their predecessors has made payments or contributions on behalf of its employees:

4.21.1              ERISA Compliance. Keystone, the Subsidiaries, each Employee Benefit Plan, and all trusts created thereunder are in substantial compliance with ERISA, and all other applicable laws and regulations insofar as such laws and regulations apply to such plans and trusts.

4.21.2              Internal Revenue Code Compliance. Keystone, the Subsidiaries, each Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code, and all trusts created thereunder are in substantial compliance with the applicable provisions of the Internal Revenue Code.

4.21.3              Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved, subsequent to June 30, 1974, in any nonexempt “prohibited transaction” as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.

4.21.4              Plan Termination. No Employee Benefit Plan that is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after January 1, 1985, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the “PBGC”), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

4.21.5              Multiemployer Plan. No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA.

4.21.6              Defined Benefit Plan. No Employee Benefit Plan in effect as of the date of this Plan of Merger is a “defined benefit plan” within the meaning of Section 3(35) of ERISA.

4.21.7              Payment of Contributions. Keystone has made when due all contributions required under each Employee Benefit Plan and under applicable laws and regulations.

4.21.8              Payment of Benefits. There is no payment that has become due from any Employee Benefit Plan, any trust created thereunder, or from Keystone or any Subsidiary that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

4.21.9              Accumulated Funding Deficiency. No Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred, subsequent to June 30, 1974, an “accumulated funding deficiency” as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).

4.21.10              Funding. Neither Keystone nor any Subsidiary owes premiums to the PBGC that are due but unpaid or has been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

4.21.11              No Liability. If any Employee Benefit Plan and/or related trust was terminated, neither Keystone nor any Subsidiary would have any liability for further contributions or other payments with respect thereto and there has been no amendment of any such plan or other occurrence that could result in any such liability.

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4.21.12              Filing of Reports. Each of Keystone and the Subsidiaries have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code, ERISA, and the regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.

4.22	Environmental Matters.

4.22.1              Owned or Operated Property. With respect to: (i) the real estate owned or leased by Keystone or any Subsidiary or used in the conduct of their businesses; (ii) any other real estate owned by any Subsidiary; (iii) any real estate held and administered in trust by the Bank, if any; and (iv) to Keystone’s knowledge, any real estate formerly owned or leased by Keystone, the Subsidiaries, or any former subsidiary of Keystone a (collectively referred to as “Premises”):

(a)     Construction and Content. To the knowledge of Keystone, none of the Premises is constructed of, or contains as a component part, any material that (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any Hazardous Substance (defined below). Without limiting the generality of this Section, to the knowledge of Keystone, the Premises are free of asbestos except to the extent properly sealed or encapsulated to the extent required by all applicable Environmental Laws (defined below) and all workplace safety and health laws and regulations.

(b)    Uses of Premises. To the knowledge of Keystone, no part of the Premises has been used for the generation, manufacture, handling, containment, treatment, transportation, storage, disposal, or management of Hazardous Substances, except for storage of normal quantities of office cleaning and maintenance products.

(c)     Underground Storage Tanks. The Premises do not contain, and to the knowledge of Keystone, have never contained, any underground storage tanks. With respect to any underground storage tank that is listed in the Keystone Disclosure Statement as an exception to the foregoing, to the knowledge of Keystone, each such underground storage tank presently or previously located on Premises is or has been maintained, removed, or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment that has not been fully remediated.

(d)    Absence of Contamination. To the knowledge of Keystone, the Premises do not contain and are not contaminated by any reportable quantity, or any quantity or concentration in excess of applicable cleanup standards, of a Hazardous Substance from any source.

(e)     Environmental Suits and Proceedings. There is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving Keystone or any Subsidiary that is pending, previously asserted or, to Keystone’s knowledge, threatened under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law. To Keystone’s knowledge, there is no basis for any of the foregoing.

4.22.2              Trust Properties; Former Properties. With respect to (i) real estate held and administered in trust by the Bank and (ii) any real estate formerly owned or leased by Keystone or the Subsidiaries, Keystone makes the same representations as set forth in the preceding Section 4.22.1 (Owned or Operated Property) to the knowledge of its executive officers.

4.22.3              Loan Portfolio. With respect to any real estate securing any outstanding loan and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, to the knowledge of Keystone, the Bank has complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the Keystone Disclosure Statement), and all applicable laws and regulations, concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property at a level giving rise to material liability of Keystone or any Subsidiary and whether or not a release of a Hazardous Substance has occurred at or from such property.

Appendix A - 20

4.22.4              Environmental Laws; Hazardous Substance. For purposes of this Plan of Merger, “Environmental Laws” means all laws (civil or common), ordinances, rules, regulations, permits, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and any analogous state law; and “Hazardous Substance” has the meaning set forth in Section 9601 of CERCLA and also includes any substance regulated by or subject to any Environmental Law and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

4.23  Duties as Fiduciary. To the knowledge of Keystone, the Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. The Bank has not received notice of any claim, allegation, or complaint from any person that the Bank failed to perform these fiduciary duties in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Keystone’s Financial Statements.

4.24  Investment Bankers and Brokers. Keystone has employed Donnelly, Penman & Partners (“Donnelly”) in connection with the Merger. Keystone, the Subsidiaries, and their respective affiliates, directors, officers, investment bankers, attorneys, and agents (collectively, “Keystone’s Representatives”) have not employed, engaged, or consulted with any broker, finder, or investment banker other than Donnelly in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Keystone to Donnelly in connection with the Merger, as described in the Keystone Disclosure Statement, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation payable by Keystone or any Subsidiary to any person with respect to the Plan of Merger or the consummation of the Merger. True and complete copies of each agreement, arrangement, and understanding between Keystone and Donnelly are included in the Keystone Disclosure Statement.

4.25  Fairness Opinion. Keystone’s board of directors has received an oral opinion of Donnelly in its capacity as Keystone’s financial advisor, substantially to the effect that the consideration to be received by the holders of the Keystone Common Stock in the Merger is fair to the holders of Keystone Common Stock from a financial point of view and Donnelly shall deliver a written opinion to Keystone containing substantially the same opinion as its oral opinion dated as of the date of this Plan of Merger and renewed as of the date of approximately the date of the Proxy Statement. A true and complete copy of the written opinion of Donnelly confirming the same will be provided to Acquirer promptly upon receipt by Keystone.

4.26  Keystone-Related Persons. For purposes of this Plan of Merger, the term “Keystone-Related Person” shall mean any shareholder owning 5% or more of the Keystone common stock, director or executive officer of Keystone or any Subsidiary, their spouses and children, any person who is affiliated with or is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

4.26.1              Insider Loans. No Keystone-Related Person has any loan, credit or other contractual arrangement outstanding with Keystone or the Subsidiaries that does not conform to applicable rules and regulations of the FDIC or the Federal Reserve Board.

4.26.2              Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of Keystone or a Subsidiary, no Keystone-Related Person owns or controls any assets or properties that are used in the business of Keystone or any Subsidiary.

4.26.3              Contractual Relationships. Other than ordinary and customary banking relationships, no Keystone-Related Person has any contractual relationship with Keystone or any Subsidiary.

Appendix A - 21

4.26.4              Loan Relationships. No Keystone-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Keystone or any Subsidiary in a principal amount of $50,000 or more.

4.27  Change in Business Relationships. To its knowledge, Keystone has not received written notification that any customer, agent, representative, supplier of Keystone or any Subsidiary, or other person with whom Keystone or any Subsidiary has a contractual relationship, intends to discontinue, diminish, or change its relationship with Keystone or any Subsidiary, the effect of which could have a Material Adverse Effect on Keystone.

4.28  Insurance. Keystone and each Subsidiary maintains in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim of $100,000 or more under such insurance as to which the insurance carrier has denied liability. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering Keystone or any Subsidiaries’ assets, properties, premises, operations, directors or personnel. Keystone and the Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense and/or indemnification may be available to Keystone or the Subsidiaries.

4.29  Books and Records. The books of account, minute books, stock record books, and other records of Keystone are complete and correct in all material respects, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Keystone and the Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. Since June 1, 1999, the minutes of each meeting (or corporate action without a meeting) of any such shareholders, boards, or committees have been duly prepared and are contained in such minute books. All such minute books and related exhibits or attachments for all meetings since June 1, 1999, have been made available for Acquirer’s review prior to the date of this Plan of Merger without material omission or redaction (other than with respect to the minutes relating to the Merger or recent and similarly proposed transactions).

4.30  Loan Guarantees. All guarantees of indebtedness owed to Keystone or any Subsidiary, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

4.31  Events Since January 1, 2005. Neither Keystone nor any Subsidiary has, since January 1, 2005:

4.31.1              Business in Ordinary Course. Other than as contemplated by this Plan of Merger, or except as contained in the Keystone Disclosure Statement, conducted its business other than in the ordinary course, or incurred or become subject to any liability or obligation, except liabilities incurred in the ordinary course of business, and except for any single liability that does not exceed $25,000 or for the aggregate of any group of related liabilities that do not exceed $50,000.

4.31.2              Strikes or Labor Trouble. Experienced or, to its knowledge, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character that has had or is reasonably likely to have a Material Adverse Effect on Keystone.

4.31.3 Discharge of Obligations.Discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than those shown on Keystone’s Financial Statements as of December 31, 2004, or incurred after that date, other than in the ordinary course of business, except for any single lien, encumbrance, liability, or obligation that does not exceed $50,000 or for the aggregate of any group of related liens, encumbrances, liabilities, and obligations that do not in the aggregate exceed $100,000.

4.31.4              Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for any single mortgage, pledge, lien, charge, and encumbrance for indebtedness that does not exceed $100,000 or for the aggregate of any group of mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $200,000.

Appendix A - 22

4.31.5              Contract Amendment or Termination. Made or permitted any amendment or early termination of any contract, agreement or understanding to which it is a party and that is material to the financial condition, income, expenses, business, properties, or operations of Keystone or the Subsidiaries, except as may be expressly provided in this Plan of Merger.

4.31.6              Casualty Losses. Experienced any damage, destruction, or loss (whether or not covered by insurance) individually or in the aggregate that has had or is reasonably likely to have a Material Adverse Effect on Keystone.

4.31.7              Accounting Changes. Made any change in accounting methods or practices of Keystone or the Subsidiaries, except as required by applicable governmental authorities or by GAAP.

4.31.8              Write-downs. Made any write-down in excess of $25,000 of any of its assets which are not reflected in Keystone’s Financial Statements.

4.31.9              Employee Benefits. Made any increase in the salary schedule, compensation, rate, fee, or commission of Keystone’s or the Subsidiaries’ employees, officers, or directors, or any declaration, commitment, or obligation of any kind for the payment by Keystone or the Subsidiaries of a bonus or other additional salary, compensation, fee, or commission to any person, except for increases made in the ordinary course of business and consistent with past practices.

4.31.10 Waivers. Waived or released any material right or claim of Keystone or the Subsidiaries except in the ordinary course of business (including, but not limited to, loan or lease collection actions).

4.32  Allowance for Loan Losses. The allowance for loan losses as reflected in Keystone’s Financial Statements and Call Reports for the fiscal year ended December 31, 2004, and the fiscal quarter ended March 31, 2005, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

4.33  Loans and Investments. All investments and, to the knowledge of Keystone, all loans of Keystone and the Subsidiaries are legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other laws affecting creditors rights generally or by the exercise of judicial discretion, and each is authorized under applicable federal and state laws and regulations.

4.34             Loan Origination and Servicing. In originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, the Bank and Keystone Mortgage Services, LLC have complied with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures, except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on Keystone.

4.35  Public Communications; Securities Offering. Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Keystone to Keystone’s shareholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any such mis-statement or omission that is not reasonably likely to have a Materially Adverse Effect on Keystone.

4.36             No Insider Trading. Keystone has reviewed its stock transfer records since January 1, 2004, and has questioned its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, Keystone has not, and to Keystone’s knowledge (a) no director or officer of Keystone, (b) no person related to any such director or officer by blood or marriage and residing in the same household, and (c) no person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Keystone Common Stock or other securities issued by Keystone during any period when Keystone was in possession of material nonpublic information or in violation of any applicable provision of federal or state securities laws.

4.37  Joint Ventures; Strategic Alliances. Except for Keystone T.I. Sub, LLC, neither Keystone nor any Subsidiary is, directly or indirectly, a party to or bound by any joint venture, partnership, limited

Appendix A - 23

partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

4.38  Policies and Procedures. Keystone and each Subsidiary have complied in all material respects with the policies and procedures as formally adopted and disclosed to Acquirer as applicable to the periods when those policies and procedures were in effect.

ARTICLE V – COVENANTS PENDING CLOSING

Subject to the terms and conditions of this Plan of Merger, Keystone and Acquirer further agree that:

5.1	Disclosure Statements; Additional Information.

5.1.1 Form and Content. The Acquirer Disclosure Statement and the Keystone Disclosure Statement shall contain appropriate references with respect to each of the disclosures, and appropriate identifying markings with respect to each of the documents, that pertain to one or more sections or articles of this Plan or Merger. The parties have each prepared and delivered two complete copies of its Disclosure Statement to the other party.

5.1.2 Update. Not less than the six Business days prior to the Closing, each party shall deliver to the other an update to its Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, that are not contained in its Disclosure Statement as initially delivered. This update shall not cure any breach of a representation or warranty occurring on the date of this Plan of Merger.

5.1.3 Certification. Each of Acquirer’s and Keystone’s Disclosure Statement and its update shall be certified on its behalf by appropriate executive officers (which in the case of Keystone shall be its president, chief executive officer and chief financial officer) that such Disclosure Statement does not contain any untrue statement of a material fact, or fail to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

5.2    Changes Affecting Representations. While this Plan of Merger is in effect, if either Acquirer or Keystone becomes aware of any facts or the occurrence or impending occurrence of any event that (a) would cause one or more of the representations and warranties it has given in Article III or IV, respectively, subject to the exceptions contained in the Acquirer Disclosure Statement or the Keystone Disclosure Statement, respectively, to become untrue or incomplete in any material respect; or (b) would have caused one or more of such representations and warranties to be untrue or incomplete in any material respect had such facts been known or had such event occurred prior to the date of this Plan of Merger, then such party shall immediately give detailed written notice of such discovery or change, including a detailed description of the underlying facts or events, together with all pertinent documents, to the other party.

5.3    Keystone’s Conduct of Business Pending the Effective Time. Keystone agrees that, until the Effective Time, except as consented to in writing by Acquirer or as otherwise provided in this Plan of Merger, Keystone shall, and it shall cause each Subsidiary to:

5.3.1 Ordinary Course. Conduct its business, manage its property and invest its assets only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the date of this Plan of Merger, and no make any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property or investments.

5.3.2 No Inconsistent Actions. Take no action that would be materially inconsistent with or contrary to the representations, warranties, and covenants made by Keystone in this Plan of Merger, and take no action that would cause Keystone’s representations and warranties to become untrue in any material respect except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction or this Plan of Merger.

5.3.3 Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, administrative orders, and formally adopted internal policies and procedures applicable to

Appendix A - 24

the conduct of its business, except to the extent that the application of any law, regulation, or order is being contested in good faith and Acquirer has been notified of such contest.

5.3.4 No Amendments. Make no change in its articles of incorporation, charter, or its bylaws except as contemplated by this Plan of Merger.

5.3.5 Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws, rules, regulations, governmental policy issuances, accounting standards, and formally adopted internal policies and procedures.

5.3.6 No Change in Stock. Except as contemplated by this Plan of Merger: (a) make no change in the number of shares of its capital stock issued and outstanding other than Permitted Issuances; (b) grant no warrant, option, or commitment relating to its capital stock; (c) enter into no agreement relating to its capital stock; (d) issue no securities convertible into its capital stock; and (e) repurchase any shares of Keystone’s stock other than the surrender of Keystone Common Stock upon the exercise of an Unexercised Option. The parties agree that any breach of this covenant shall be considered material for purposes of this Plan of Merger.

5.3.7 Maintenance. Use all reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted.

5.3.8 Preservation of Goodwill. Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

5.3.9 Insurance Policies. Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

5.3.10              Charge-Offs. Charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior practices of Keystone and the Bank and applicable industry, regulatory, and generally accepted accounting standards; provided, however, that the allowance for loan and lease losses shall not be less than 1.30% of total loans.

5.3.11              Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.

5.3.12              New Directors or Executive Officers. Except to reelect persons who are then incumbent officers and directors at annual meetings, not (a) increase the number of directors, (b) elect or appoint any person to an executive office, or (c) hire any person to perform the services of an executive officer.

5.3.13              Compensation and Fringe Benefits. Take no action to increase, or agree to increase, the salary, severance, or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group without Acquirer’s prior written consent.

5.3.14              Benefit Plans. Take no action to introduce, change, or agree to introduce or change, any Employee Benefit Plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger; make no contribution to any employee pension benefit plan other than employer contributions to the 401(k) Plan that are consistent in timing and amounts with the contributions made for 2004 and 2003.

5.3.15              New Employment Agreements. Take no action to enter into any employment agreement that is not terminable by Keystone or a Subsidiary, as the case may be, without cost or penalty upon 60 days’ or less notice.

5.3.16              Borrowing. Take no action to borrow money except in the ordinary course of business.

Appendix A - 25

5.3.17              Mortgaging Assets. Take no action to sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except dealing with financial assets in the ordinary course of business, and except for property or assets, or any group of related properties or assets, that have a fair market value of less than $25,000.

5.3.18              Notice of Actions. Notify Acquirer of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting: (a) Keystone or any Subsidiary; (b) their respective directors, officers, or employees in their capacities as such; (c) Keystone’s or any Subsidiaries’ assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger.

5.3.19              Cooperation. Take such reasonable actions as may be necessary to consummate the Merger.

5.3.20              Charitable Contributions. Neither make nor renew any charitable contributions, gifts, commitments, or pledges of cash or other assets except for contributions that in the aggregate will have a fair market value of not greater than $25,000.

5.3.21              Large Expenditures. Take no action to pay, agree to pay, or incur any liability, excepting such liabilities that have been accrued on its books as of the date of this Plan of Merger, for the purchase or lease of any item of real property, fixtures, equipment, or other capital asset in excess of $25,000 individually or in excess of $100,000 in the aggregate with respect to Keystone or its Subsidiaries, except pursuant to prior commitments or plans made by Keystone or any Subsidiary that are disclosed in the Keystone Disclosure Statement.

5.3.22              New Service Arrangements. Take no action to enter into, or commit to enter into, any agreement for trust, consulting, professional, or other services to Keystone or any Subsidiary that is not terminable by Keystone without penalty upon 60 days’ or less notice, except for contracts for services under which the aggregate required payments do not exceed $25,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to this Plan of Merger; provided, however, that Keystone’s total transaction expenses shall not exceed $600,000.

5.3.23              Capital Improvements. Take no action to open, enlarge, or materially remodel any bank or other facility, and not lease, renew any lease, purchase, or otherwise acquire use of any real property for a branch bank, or apply for regulatory approval of any new branch bank, excepting pursuant to prior commitments or plans made by Keystone or any Subsidiary that are disclosed in the Keystone Disclosure Statement.

5.3.24              Strategic Alliances. Take no action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service; or disclose any customer names, addresses, telephone numbers, lists, or any other nonpublic information concerning customers or other consumers to any person not employed by Keystone or a Subsidiary in connection with their employment.

5.3.25              Derivatives. Commit to purchase, purchase or otherwise acquire any high risk derivative or synthetic mortgage product or enter into any interest rate swap transaction, other than the purchase and sale of collateralized mortgage obligations in the ordinary course of business and consistent with past practices.

5.3.26              Insider Loans. Make any loan or make any loan commitment, renewal, or extension to any director, officer or principal shareholder of Keystone or the Subsidiaries, or any affiliate of any such person, which would, when aggregated with all outstanding loans, commitments, renewals, or extensions made by the Subsidiaries to the person and the person’s immediate family and affiliates, exceed $500,000; provided, however, that this restriction shall not apply to any renewals or advances on existing lines of credit or the renegotiation or restructuring any problem or delinquent loan or to the making of any residential mortgage loan.

5.3.27              No Discharges. Discharge or satisfy any mortgage, lien, charge, or encumbrance other than as a result of the payment of liabilities in accordance with their terms, or except in the ordinary course of business, if the cost to Keystone or the Subsidiaries to discharge or satisfy any mortgage, lien, charge, or encumbrance is in excess of $50,000, unless the discharge or satisfaction is covered by general or specific reserves.

5.3.28              Satisfaction of Liabilities. Pay any obligation or liability, absolute or contingent, in excess of $50,000 except liabilities shown on the Keystone Financial Statements or except in the usual and ordinary course of business or in connection with the transactions contemplated by this Plan of Merger.

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5.3.29              Claims and Settlements. Institute, settle, or agree to settle any claim, action, or proceeding involving an expenditure in excess of $25,000 before any court or governmental body.

5.3.30              Insider Contracts. Enter into or amend any contract, agreement, or other transaction with any Keystone-Related Person except as contemplated or permitted by this Plan of Merger.

5.4    Approval of Plan of Merger by Keystone Shareholders. Keystone, acting through its board of directors, shall, in accordance with the Michigan Act and its articles of incorporation and bylaws, promptly and duly call, give notice of, convene, and hold the Shareholders’ Meeting as soon as practicable following the date of this Plan of Merger.

5.4.1 Board Recommendation. Except while Keystone has received in writing a Superior Proposal (defined below) that is still pending, at the Shareholders’ Meeting and in any proxy materials used in connection with the meeting, the board of directors of Keystone shall unanimously recommend that its shareholders vote for approval of this Plan of Merger and the Merger.

5.4.2 Solicitation of Proxies. Except while a Fiduciary Event (defined below) has occurred and continues:

(a)     Keystone shall use its best efforts to solicit from its shareholders proxies to vote on the proposal to approve this Plan of Merger and to secure a quorum at the Shareholders’ Meeting.

(b)    Except while Keystone has received in writing a Superior Proposal that is still pending, Keystone shall use its reasonable efforts to secure the vote of shareholders required by the Michigan Act and Keystone’s articles of incorporation and bylaws to approve this Plan of Merger.

5.4.3 Fiduciary Event. A “Fiduciary Event” shall have occurred when the board of directors of Keystone has (a) received in writing a Superior Proposal that is then pending, (b) determined in good faith (based on the advice of legal counsel) that its fiduciary duties to Keystone’s shareholders under applicable law would require the board of directors to withdraw, modify, or change its recommendation, and (c) determined to accept and recommend the Superior Proposal to the shareholders of Keystone.

5.4.4 Superior Proposal. A “Superior Proposal” means any bona fide unsolicited Acquisition Proposal (as defined in Section 5.8.1 (No Solicitation)) made by a third party on terms that the board of directors of Keystone determines in its good faith judgment, based upon the written advice of Donnelly or another financial advisor of nationally recognized reputation, to be materially more favorable to Keystone’s shareholders than this Plan of Merger from a financial point of view.

5.4.5 Notice. Keystone shall notify Acquirer at least ten Business Days prior to taking any action with respect to such Superior Proposal or taking any action with respect to the withdrawal, modification, or change of its recommendation to its shareholders for approval of this Plan of Merger.

5.5    Regular Dividends. Keystone shall not declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of Keystone Common Stock other than regular annual cash dividends on Keystone Common Stock in an amount not to exceed an annual rate of $0.40 per share in 2005, payable on or before August 1, 2005, and in a manner consistent with Keystone’ s past dividend practice; provided, however, that no dividend will be paid if the Bank is not well capitalized or if the payment of such dividend would cause the Bank not to be well capitalized.

5.6    Technology-Related Contracts. Until the Effective Time, Keystone shall advise Acquirer of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing, maintenance or servicing agreements with independent vendors (“Technology-Related Contracts”) involving Keystone or any Subsidiary. The material Technology-Related Contracts of Keystone and its Subsidiaries are contained in the Keystone Disclosure Statement. Notwithstanding any other provision of this Section, neither Keystone nor any Subsidiary shall be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to those Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified prior to the Effective Time.

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5.6.1 Contract Notices. Keystone or its Subsidiaries shall send to each vendor, as and when permitted after the date of this Plan of Merger, such notices of nonrenewal as may be necessary or appropriate under the terms of these Technology-Related Contracts to prevent them from automatically renewing for a term extending beyond the Effective Time. Such notices may be conditioned upon the consummation of the Merger.

5.6.2 Extensions and Renewals. Keystone and its Subsidiaries shall cooperate with Acquirer in negotiating with each vendor the length of any new, extension, or renewal term of these Technology-Related Contracts in those cases where such extension or term extends beyond the Effective Time.

5.6.3 New Agreements. Neither Keystone nor any Subsidiary shall enter into any new Technology-Related Contract, except with Acquirer’s consent (which consent shall not be unreasonably withheld or delayed if such agreement is necessary for Keystone or a Subsidiary to conduct business in the ordinary course through the Effective Time).

5.7	Indemnification and Insurance.

5.7.1 Indemnification. Acquirer shall honor any and all rights to indemnification and advancement of expenses now existing in favor of the present and former directors and officers of Keystone or any Subsidiary under its articles of incorporation, articles of organization, charter, or bylaws included in the Keystone Disclosure Statement which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as prior to the Effective Time.

5.7.2 Insurance. Acquirer shall use all commercially reasonable efforts to cause the persons currently serving or having served as officers and directors of Keystone immediately prior to the Effective Time to be covered for a period of at least six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Keystone or any Subsidiary with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. Acquirer may substitute, for Keystone’s current coverage, (a) coverage under policies maintained by Acquirer that offer comparable or better coverage and amounts, and that contain terms and conditions that, considered in the aggregate, are not materially less advantageous than Keystone’s current policy, and (b) an undertaking by Acquirer to maintain such coverage for the remaining period of the six year period provided for by this Section. In no event shall Acquirer be required to spend, directly or indirectly through Keystone or a Subsidiary, more than the amount of a mutually acceptable quote for an insurance policy (the “Insurance Amount”) to either maintain or procure insurance coverage pursuant to this Plan of Merger. Coverage under Acquirer’s policy shall not be considered “materially less advantageous” than Keystone’s policy because of a higher deductible amount if Acquirer undertakes in writing to pay any difference in deductible amounts. If Acquirer does not advise Keystone in writing prior to the Shareholders’ Meeting that it has procured such coverage and that it undertakes to procure and maintain coverage that offers comparable or better coverage and amounts, and that contains terms and conditions that, considered in the aggregate, are not materially less advantageous than Keystone’s current policy for the remaining period of the six year period provided for by this Section without regard to the insurance Amount, Keystone shall be permitted (after giving Acquirer three Business Days prior written notice and an additional two Business Day period to purchase such coverage), in lieu of receiving the foregoing insurance coverage, to procure tail coverage for past acts and omissions for a single premium amount not in excess of the Insurance Amount. This Section 5.7 is for the benefit of persons who are or have been directors or officers of Keystone or any subsidiary and shall be enforceable by such persons.

5.8    Exclusive Commitment. Except as provided below, neither Keystone nor any of Keystone’s Representatives shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

5.8.1 No Solicitation. Neither Keystone nor any of Keystone’s Representatives, shall, directly or indirectly, (i) invite, initiate, solicit, or encourage an Acquisition Proposal; or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal unless a Fiduciary Event has occurred and continues or such discussions or negotiations are likely to lead to a Superior Proposal. A proposal, offer, or other expression of interest concerning an Acquisition Transaction (defined below) shall be referred to as an “Acquisition Proposal.” For purposes of this Plan of Merger, an “Acquisition Transaction” means: (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares or any similar transaction, involving Keystone or any of the Subsidiaries other than the Merger; (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits, or assumption of liabilities not in the ordinary course, involving Keystone or any of the Subsidiaries; (c)

Appendix A - 28

a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Keystone or any Subsidiary; or (d) any substantially similar transaction.

5.8.2 Communication of Other Proposals. Keystone shall cause written notice to be delivered to Acquirer promptly upon receipt of any Acquisition Proposal. Such notice shall contain the material terms and conditions of the Acquisition Proposal to which such notice relates. Within ten Business Days after Keystone’s receipt of an Acquisition Proposal, Keystone shall give notice to Acquirer whether or not a Fiduciary Event has occurred or a Superior Proposal is reasonably likely to result, and if not, Keystone’s notice shall include a copy of Keystone’s unequivocal rejection of the Acquisition Proposal in the form actually delivered to the person from whom the Acquisition Proposal was received. Thereafter, Keystone shall promptly notify Acquirer of any material changes in the terms, conditions, and status of such Acquisition Proposal.

5.8.3 Furnishing Information. Unless a Fiduciary Event has occurred and continues or there is a reasonable likelihood that a Superior Proposal would result, neither Keystone nor any of Keystone’s Representatives shall furnish any nonpublic information concerning Keystone or any Subsidiary to any person who is not affiliated or under contract with Keystone or Acquirer, except as required by applicable law or regulations. Prior to furnishing such information to any person who is not affiliated or under contract with Keystone or Acquirer, Keystone shall receive from such person an executed confidentiality agreement with terms no less favorable to Keystone than those contained in its confidentiality agreement with Acquirer and Keystone shall then provide only such information as has been furnished previously to Acquirer.

5.8.4 Corporate Liability for Individual’s Breach. For the purposes of this Section, any breach of this Section by an executive officer, director, attorney or financial advisor of Keystone in his or her individual capacity shall be deemed to be a breach by Keystone.

5.9    Other Filings. Acquirer shall prepare and file with the Federal Reserve Board and each other regulatory agency having jurisdiction all documents reasonably required to obtain each necessary approval of or consent to consummate the Merger. Acquirer shall provide Keystone with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Keystone may reasonably request. Acquirer shall provide Keystone with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.

5.10  Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. The parties will use all reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

5.11  Registration Statement. Acquirer shall prepare and file with the SEC under the Securities Act, the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by Acquirer of the shares of Acquirer Common Stock as contemplated by this Merger Agreement, together with such amendments as may reasonably be required before the Registration Statement become effective. Acquirer shall provide Keystone with reasonable opportunities to review and comment upon the Registration Statement, each amendment to the Registration Statement and each form of Prospectus and Proxy Statement before filing. Acquirer shall provide Keystone, upon request, copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. Acquirer shall notify Keystone of any stop orders or threatened stop orders with respect to the Registration Statement. Keystone shall provide to Acquirer all necessary information pertaining to Keystone promptly upon request, and to use all reasonable efforts to obtain the cooperation of Keystone’s independent accountants, attorneys and investment bankers in connection with the preparation of the Registration Statement. In the Prospectus and Proxy Statement, Acquirer shall indicate that forward looking information and financial projections have been prepared by and are the responsibility of Acquirer.

5.12  Access and Investigation. Between the date of the Plan of Merger and the Closing, for the purpose of permitting an examination of Keystone by Acquirer’s officers, attorneys, accountants, and representatives, Keystone shall:

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5.12.1              Access. Permit, and shall cause each of its Subsidiaries to permit, full access to their respective properties, books, and records at reasonable times.

5.12.2              Cooperation. Use reasonable efforts to cause its and each of its Subsidiaries’ officers, directors, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by Acquirer’s officers, attorneys, accountants, and representatives.

5.12.3              Information. Furnish Acquirer, upon reasonable request, any information respecting its and each of its Subsidiaries’ properties, assets, business, and affairs.

5.12.4              Consents. Acquirer acknowledges that certain information may not be disclosed by Keystone without the prior written consent of persons not affiliated with Keystone or its Subsidiaries. If such information is requested, then Keystone shall use reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

5.12.5              Return and Retention. In the event of termination of this Plan of Merger, Acquirer agrees to promptly return or to destroy all written materials furnished to it by Keystone and its Subsidiaries, and all copies, notes, and summaries of such written materials. Keystone agrees to preserve intact all such materials that are returned to it and to make such materials reasonably available upon reasonable request or subpoena for a period of not less than six years from the termination of this Plan of Merger.

5.13	Confidentiality. Except as provided below, Acquirer and Keystone each agree:

5.13.1              Treatment; Restricted Access. All information furnished to the other party pursuant to this Plan of Merger shall be treated as strictly confidential and shall not be disclosed to any other person, natural or corporate, except for its employees, attorneys, accountants, regulators, and financial advisers who are reasonably believed to have a need for such information in connection with the Merger.

5.13.2              No Other Use. No party shall make any use, other than related to the Merger, of any information it may come to know as a direct result of a disclosure by the other party, its subsidiaries, directors, officers, employees, attorneys, accountants, or advisers or that may come into its possession from any other confidential source during the course of its investigation.

5.13.3              Excepted Information. The provisions of this Section shall not preclude the parties or their respective subsidiaries, from using or disclosing information that is readily ascertainable from public information or trade sources, known by it before the commencement of discussions between the parties or subsequently developed by it or its subsidiaries independent of any investigation under this Plan of Merger, received from any other person who is not affiliated with a party and who is not under any obligation to keep such information confidential, or reasonably required to be included in any filing or application required by any governmental or regulatory agency.

5.13.4              Prohibit Insider Trading. The parties shall each take responsible steps to assure that any person who receives nonpublic information concerning the Merger or the other party will treat the information confidentially as provided in this Section and not directly or indirectly buy or sell, or advise or encourage other persons to buy or sell, Keystone’s stock until such information is properly disclosed to the public.

5.14  Environmental Investigation. Acquirer shall be permitted to conduct and obtain not later than thirty (30) Business Days after the date of this Plan of Merger (or within 30 Business Days after the acquisition or lease of any real property acquired or leased after the date of this Plan of Merger) a report of a phase one environmental assessment of (a) any or all parcels included in the Premises; (b) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned by Keystone or any Subsidiary; and (c) any other real estate acquired by any Subsidiary in satisfaction of a debt previously contracted. Upon request, Keystone and its Subsidiaries shall provide reasonable assistance, including site access, a knowledgeable contact person, documentation relating to the real estate, and any prior environmental investigations or reports in Keystone’s possession to Acquirer’s consultant for purposes of conducting the phase one assessments. Based on the results of the phase one investigation, Acquirer may obtain, within forty (40) Business Days of notifying Keystone of Acquirer’s intention to do so, a report of a phase two investigation on any or all such properties. Acquirer shall have five (5) Business Days following its receipt of the phase one report to notify Keystone of Acquirer’s intention to obtain a phase two investigation report. Acquirer shall have five (5) Business Days from the receipt of any such

Appendix A - 30

phase two investigation report to notify Keystone of any dissatisfaction with the contents of such report. Should the sum of the cost of taking all remedial or other corrective actions and measures (i) required by applicable law, including applicable cleanup standards, or reasonably likely to be required by applicable law, and (ii) not required or likely required by applicable law, but recommended or suggested by such report or reports or prudent in light of serious life, environmental, health or safety concerns exceed the sum of $100,000 as reasonably estimated by an environmental expert retained for such purpose by Acquirer and reasonably acceptable to Keystone, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be such amount or less with any reasonably degree of certainty, then Acquirer shall have the right pursuant to Section 8.3.2 (Environmental Risks) hereof, for a period of twenty (20) Business Days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Plan of Merger, which shall be Acquirer’s sole remedy in such event. The costs of the phase one and phase two investigations, if any, shall be borne by Acquirer.

5.15  Termination of Employee Benefit Plan. Keystone shall terminate the Bank’s 401(k) Plan (collectively, the “Keystone Plan”) as of a date prior to the Effective Time, if requested by Acquirer to do so. Keystone shall, before such termination, make a three percent (3%) profit-sharing contribution for each employee participating in the Keystone Plan. Keystone shall provide Acquirer with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of Acquirer to complete the termination process of the Keystone Plan as soon as practicable after the Effective Time. Upon receipt of a favorable IRS determination letter with respect to the terminations of the Keystone Plan (which termination applications shall be prepared by Acquirer and its counsel with the participation and cooperation of Keystone and its counsel), Acquirer shall offer, if permissible and reasonably feasible, the participants in the Keystone Plan the option to transfer or roll over their benefits into the Acquirer 401(k) plan.

5.16  Bank. Acquirer will operate the Bank under current charter of the Bank as a separate wholly-owned subsidiary of Acquirer.

5.17  Public Announcements. Acquirer and Keystone shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Plan of Merger, except as may be otherwise required by law. Neither Acquirer nor Keystone shall issue any news releases with respect to this Plan of Merger or the Merger unless such news releases have been mutually agreed upon by the parties, except as required by law.

5.18  Regulatory and Shareholder Approvals. Keystone and the Subsidiaries will cooperate in the preparation by Acquirer and Acquirer’s Subsidiaries of the applications to the Federal Reserve Board and any other regulatory authorities as may be necessary in connection with all governmental approvals requisite to the consummation of the transactions contemplated by this Agreement. Acquirer and Keystone will each cooperate in the preparation of the applications, statements, or materials as may be required to be furnished to the shareholders of Keystone or filed or submitted to appropriate governmental agencies in connection with the Merger. Keystone shall prepare the Proxy Statement as contemplated by this Plan of Merger. Keystone shall provide Acquirer with reasonable opportunities to review and comment upon the Proxy Statement and each amendment. Keystone agrees to make all such changes and/or additions as may reasonably be requested by Acquirer.

5.19  Update of Titles, Rights, Etc. Before the Effective Time, each of Keystone and the Subsidiaries shall prepare and file any and all documentation necessary to reflect the current name of Keystone or the Subsidiary, as applicable, on all rights, titles, interests and registrations for all real and personal property and securities that may be held in the name of a predecessor entity.

5.20  Sarbanes-Oxley Certification of Financial Statements. The Chief Executive Officer and the Chief Financial Officer of Keystone shall certify Keystone’s Financial Statements to Acquirer in the form attached as Exhibit A.

5.21	Exchange of Financial Information.

5.21.1              Quarterly Information. Keystone and Acquirer shall each, as promptly as practicable, deliver to the other copies of each quarterly consolidated financial statement prepared for distribution to shareholders after the date of this Plan of Merger.

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5.21.2              Keystone Information. After the execution of this Plan of Merger until the Effective Time of the Merger, Keystone shall promptly deliver to Acquirer copies of:

(a)     Each monthly internal financial report prepared with respect to Keystone and each of the Subsidiaries on a consolidated or unconsolidated basis. Keystone represents and warrants that such information shall be consistent with the financial information as used for internal purposes by Keystone in the management of its consolidated business; and

(b)    Each financial report or statement submitted to regulatory authorities for Keystone and each of the Subsidiaries.

5.22  Certain Employment Covenants. Acquirer covenants and agrees to pay severance payments to all employees of Keystone whose job is eliminated as a result of the Merger, consistent with the Acquirer’s prior practice, but any such severance payment shall be not less than an amount equal to three (3) weeks base salary, or its equivalent for hourly employees, if any, for each year of continuous employment with the Bank or Keystone; excluding, however, those employees with whom Acquirer has entered into specific agreements as set forth in the Exhibits to this Plan of Merger. Acquirer covenants and agrees that it will continue Keystone’s discretionary bonus plan and its other incentive compensation plans through December 31, 2005 and pay to the former employees of Keystone the bonuses approved by Mr. Kieft and called for by such plan if such individuals have not voluntarily terminated their employment before December 31, 2005; provided, however, that any financial impact upon Keystone as a result of the consummation of the Merger shall be disregarded for purposes of determining whether financial performance criteria were achieved under the bonus plan or other incentive compensation plan. Acquirer further covenants and agrees that all employees of Keystone who are employed by Acquirer or any of its affiliates shall receive credit for his or her years of service at the Bank for purposes of vesting in Acquirer’s 401(k) plan.

5.23	Executive Agreements.

5.23.1              Change of Control Payments. On the Closing Date, Acquirer shall pay to Mr. Kieft, Mr. Schlueter and Mr. Caranci all change of control payments due and owing under their respective employment agreements, as amended, with the Bank. Specifically, Acquirer agrees to pay Mr. Kieft an amount equal to the product derived by multiplying 2.68 by Mr. Kieft’s “base amount” as defined in his Employment Agreement, which resulting total amount is approximately $460,169; agrees to pay Mr. Schlueter an amount equal to one times his current base salary, which resulting total amount is approximately $146,797; and agrees to pay Mr. Caranci an amount equal to two times his current base salary, which resulting total amount is equal to approximately $194,748. Further, Acquirer agrees to pay all mandatory and contingent benefits or compensation due after Closing according to the terms of each executive’s employment agreement.

5.23.2              W. Ford Kieft III. Keystone, Bank and Acquirer agree that W. Ford Kieft III will be terminated (under the terms of his Employment Agreement dated July 19, 2000, as amended) as an employee of the Bank and, as a result of such termination, will be paid an amount equal to .31 times his “base salary” and will be entitled to healthcare benefits for a three (3) year period according to Paragraph 4.3 (B) of his Employment Agreement. Recognizing the value added by the continued involvement of Mr. Kieft with the Bank, the Acquirer agrees to engage Mr. Kieft as an independent consultant for a 3-year term, beginning on the Effective Time, on the terms described in the agreement attached as Exhibit B.

5.23.3              Other Agreements. Keystone and Acquirer agree that the Employment Agreement, as amended, of Thomas O. Schlueter, shall terminate as of the Effective Time. Keystone and Acquirer agree that the Employment Agreement, as amended, of Darin R. Caranci shall terminate as of the Effective Time.

5.24  Board Title, Board Seat and Local Board. Acquirer covenants and agrees to support the appointment, subject to action by the Bank’s Board of Directors, of Mr. Schlueter as President and Chief Executive Officer of the Bank as of the Effective Time. Acquirer will also appoint Mr. Jeff A. Gardner as a member of the board of directors of Acquirer at its next regularly scheduled board of directors meeting following the Effective Time with Mr. Gardner to serve until the 2006 annual shareholders meeting of the Acquirer. Acquirer also agrees, subject to the approval of the Bank’s Board of Directors, to nominate Mr. Gardner for election at the 2006 annual shareholders meeting of the Acquirer to a three year term as a director of the Acquirer. Acquirer agrees, subject to approval of the Bank’s Board of Directors, that the fees for the directors, committee members, chairman, and vice

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chairman will be equal to the then existing fee schedule of Acquirer for its subsidiary banks, but in no event less than those currently paid by the Bank.

5.25  Agreement to Vote Shares. As soon as practicable after the date of this Agreement, Keystone shall use its best efforts to cause each of its directors to execute an agreement, substantially in the form of the attached Exhibit C, by which each of such directors shall covenant and agree to vote the shares of Keystone Common Stock owned by them (including all shares of Keystone Common Stock over which such directors exercise direct or indirect voting control) in favor of this Agreement at the Keystone Shareholders Meeting.

5.26  Affiliates. Within thirty (30) days of the date of this Plan of Merger, Keystone will provide to Acquirer a list of each director, executive officer and other person who would be deemed an “Affiliate” of Keystone for the purpose of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”) and shall update such list as necessary upon the reasonable request of Acquirer. Acquirer will provide will each such Affiliate with guidance on how to comply with Rule 145 under the Securities Act.

5.27  NASDAQ Approval. Acquirer shall cause the Shares of Acquirer and Keystone Common Stock to be issued in the Merger to be approved on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

ARTICLE VI - CONDITIONS PRECEDENT TO ACQUIRER’S OBLIGATIONS

All obligations of Acquirer under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Acquirer), prior to or at the Closing, of each of the following conditions.

6.1	Renewal of Representations and Warranties, Etc.

6.1.1 Representations and Warranties. The representations and warranties of Keystone contained in this Plan of Merger shall be true, correct and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the Keystone Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Closing that were or will be true, correct and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect on Keystone.

6.1.2 Compliance with Agreements. Keystone shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Keystone prior to or at the Closing in all material respects.

6.1.3 Certificates. Compliance with Sections 6.1.1 (Representations and Warranties) and 6.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Keystone, dated as of the date of the Closing, certifying the foregoing in such detail as Acquirer may reasonably request.

6.2    Opinion of Legal Counsel. Keystone shall have delivered to Acquirer an opinion of Miller, Johnson, Snell & Cummiskey, PLC, counsel for Keystone, dated as of the date of the Closing and in a form reasonably satisfactory to Acquirer and counsel for Acquirer.

6.3    Required Regulatory Approvals. Acquirer shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental and self-regulatory authorities having jurisdiction as may be required to permit the performance by Keystone or Acquirer of their respective obligations under this Plan of Merger and the consummation of the Merger, without the regulating authority’s imposition of non-standard conditions on approval that are not reasonably acceptable to Acquirer and all statutory or regulatory waiting periods shall have expired without notice of any regulatory objection to the consummation of the Merger.

6.4    Shareholder Approval. The shareholders of Keystone shall have approved this Plan of Merger and the Merger by the requisite vote.

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6.5    Order, Decree, Etc. Neither Acquirer nor Keystone shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

6.6    Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened against or relating to Keystone, a Subsidiary, or its or their respective directors and officers (in the capacity as such), properties, or businesses with respect to which there is a reasonable possibility that it will result in any liability that is reasonably likely to have a Material Adverse Effect on Keystone.

6.7    Certificate as to Outstanding Shares. Acquirer shall have received one or more certificates dated as of the Closing date and signed by the secretary of Keystone on behalf of Keystone, and by the transfer agent for Keystone Common Stock, certifying (a) the total number of shares of capital stock of Keystone issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) with respect to the secretary’s certification, the number of shares of Keystone Common Stock, if any, that are issuable on or after that date, all in such form as Acquirer may reasonably request.

6.8    Change of Control Waivers. Within ten (10) business days after the date of the Plan of Merger, Acquirer shall have received evidence of the consents or other waivers of any material rights and the waiver of the loss of any material rights that may be triggered by the change of control of Keystone upon consummation of the Merger under (a) any agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument, under which the failure to obtain such consent or waiver is reasonably likely to have a Material Adverse Effect on Keystone; and (b) each contract identified in Exhibit D (collectively, the “Designated Contracts”); all in form and substance reasonably satisfactory to Acquirer.

6.9    Other Agreements. Thomas Schlueter and Darin Caranci have each executed and entered into a Management Continuation Agreement in the form attached to Acquirer’s Disclosure Statement and neither of such agreements shall have been cancelled or terminated by either Mr. Schlueter or Mr. Caranci.

6.10  Fairness Opinion. Acquirer shall have received an opinion from Austin Associates, LLC, reasonably acceptable to Acquirer, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Proxy Statement, to the effect that the terms of the Merger are fair to Acquirer’s shareholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that Acquirer shall have used all reasonable efforts to obtain such a fairness opinion.

6.11                   Registration Statement.The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

6.12  NASDAQ Approval. Acquirer shall have received approval of NASDAQ to list the Acquirer common shares to be issued in connection with the Merger.

ARTICLE VII - CONDITIONS PRECEDENT TO KEYSTONE’S OBLIGATIONS

All obligations of Keystone under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Keystone), prior to or at the Closing, of each of the following conditions:

7.1	Renewal of Representations and Warranties, Etc.

7.1.1 Representations and Warranties. The representations and warranties of Acquirer contained in this Plan of Merger shall be true, correct, and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the Acquirer Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Effective Time that were or will be true, correct, and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete, individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect on Acquirer.

7.1.2 Compliance with Agreements. Acquirer shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by it prior to or at the Closing in all material respects.

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7.1.3 Certificates. Compliance with Sections 7.1.1 (Representations and Warranties) and 7.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Acquirer, dated as of the date of the Closing, certifying the foregoing in such detail as Keystone may reasonably request.

7.2    Opinion of Legal Counsel. Acquirer shall have delivered to Keystone an opinion of Varnum, Riddering, Schmidt & Howlett, LLP, counsel for Acquirer, dated as of the date of the Closing and in a form reasonably satisfactory to Keystone and counsel for Keystone.

7.3    Required Regulatory Approvals. Keystone and Acquirer shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Keystone and Acquirer of their respective obligations under this Plan of Merger and the consummation of the Merger.

7.4    Shareholder Approval. Keystone shall have received the requisite approval of its shareholders of this Plan of Merger and the Merger.

7.5    Order, Decree, Etc. Neither Acquirer nor Keystone shall be subject to any applicable order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

7.6    Fairness Opinion. Keystone shall have received an opinion from Donnelly, reasonably acceptable to Acquirer, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Proxy Statement, to the effect that the terms of the Merger are fair to Keystone’s shareholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that Keystone shall have used all reasonable efforts to obtain such a fairness opinion.

7.7    Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

7.8    NASDAQ Approval. Acquirer shall have received approval of NASDAQ to list the Acquirer common shares to be issued in connection with the Merger.

7.9    Other Agreements. Thomas Schlueter and Darin Caranci have each executed and entered into a Management Continuation Agreement in the form attached to Acquirer’s Disclosure Statement and neither of such agreements shall have been cancelled or terminated by Mr. Schlueter or Mr. Caranci.

ARTICLE VIII - ABANDONMENT OF MERGER

This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding that approval of this Plan of Merger by the shareholders of Keystone may have previously been obtained) as follows:

8.1    Mutual Abandonment. By mutual consent of the board of directors, or duly authorized committees thereof, of Acquirer and Keystone.

8.2    Upset Date. By either Acquirer or Keystone if the Merger shall not have been consummated on or before November 30, 2005 (the “Upset Date”), and such failure to consummate the Merger is not caused by a breach of this Plan of Merger by the terminating party.

8.3	Acquirer’s Rights to Terminate. By Acquirer under any of the following circumstances:

8.3.1 Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VI (Conditions Precedent to Acquirer’s Obligations) have not been met or waived by Acquirer or (b) if any of the conditions specified in Article VII (Conditions Precedent to Keystone ‘s Obligations) have not been satisfied or waived by Keystone at such time as such condition can no longer be satisfied notwithstanding Acquirer’s best efforts to comply with those covenants given by Acquirer in this Plan of Merger.

8.3.2 Environmental Risks. If Acquirer has given Keystone notice of termination based on an unacceptable environmental risk, as provided in Section 5.14 (Environmental Investigation).

Appendix A - 35

8.3.3 Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

8.3.4 Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Keystone.

8.3.5 Community Reinvestment Act Rating. If, prior to the Closing, the Bank is examined for compliance with the Community Reinvestment Act and receives a rating lower than “Satisfactory” or, if the report of examination is still pending on the date of the Closing, Acquirer is unable to satisfy itself that the Bank will receive a rating of Satisfactory or better.

8.3.6 Shareholder Approval. This Plan of Merger is not approved by the requisite vote of the shareholders of Keystone notwithstanding Keystone’s best efforts to obtain such approval through solicitation and/or delay of the meeting date.

8.4	Keystone’s Rights to Terminate. By Keystone under any of the following circumstances:

8.4.1 Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VII (Conditions Precedent to Keystone’s Obligations) have not been met or waived by Keystone or (b) if any of the conditions specified in Article VI (Conditions Precedent to Acquirer’s Obligations) have not been satisfied or waived by Acquirer at such time as such condition can no longer be satisfied notwithstanding Keystone’s best efforts to comply with those covenants given by Keystone in this Plan of Merger.

8.4.2 Shareholder Approval. This Plan of Merger is not approved by the requisite vote of the shareholders of Keystone notwithstanding Keystone’s best efforts to obtain such approval through solicitation and/or delay of the meeting date.

8.4.3 Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Acquirer.

8.4.4 Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

8.5	Effect of Termination.

8.5.1 General. In the event of termination of this Plan of Merger by either Keystone or Acquirer as provided in this Article, this Plan of Merger shall forthwith have no effect, and neither Keystone nor Acquirer, any of their respective subsidiaries, nor any of their respective directors, officers, or employees shall have any liability of any nature whatsoever under this Plan of Merger, or in connection with the transactions contemplated by this Plan of Merger, except that (a) Sections 5.13 (Confidentiality), 5.17 (Public Announcements), 8.5 (Effect of Termination), 9.3 (Nonsurvival of Representations, Warranties, and Agreements), and 9.5 (Expenses) shall survive any termination of this Plan of Merger, and (b) notwithstanding anything to the contrary contained in this Plan of Merger, neither Keystone nor Acquirer shall be relieved or released from any of its liabilities or damages arising out of a willful breach of representations and warranties made by it or a willful failure to perform any of its covenants in this Plan of Merger.

8.5.2 Termination Notice. In the event of the termination of this Plan of Merger as provided in Sections 8.1 through 8.4, notice shall immediately be given to the other party or parties specifying the provision of this Plan of Merger pursuant to which termination is made.

8.5.3 Reimbursement of Expenses. Keystone agrees that if this Plan of Merger is terminated as a result of a breach by Keystone, except pursuant to Section 8.5.4, below, then Keystone shall promptly (and in any event within 10 business days after such termination) pay all reasonable and actual expenses of Acquirer in an amount not to exceed $200,000. Acquirer agrees that if this Plan of Merger is terminated as a result of a breach by Acquirer, then Acquirer shall promptly (an in any event within 10 business days after such termination), pay all reasonable and actual expenses of Keystone in an amount not to exceed $200,000. For the purposes of this Section 8.5.3 and Section 8.5.4, the term “expenses” of Keystone or Acquirer, as applicable, shall include all reasonable and actual out-of-pocket expenses of such party (including all fees and expenses of counsel, accountants, financial advisors, experts, and consultants to that party) incurred by it or on its behalf in connection with the consummation of the transactions contemplated by this Plan of Merger. For purposes of this Section 8.5.3

Appendix A - 36

and Section 8.5.4, in the event any payment required by Keystone is prohibited by written directive of a regulatory authority issued after the date of this Agreement, then such payment shall not be due until the earlier of (i) the lifting or removal of such prohibition, or (ii) the consummation of an Acquisition Transaction.

8.5.4.               Termination Fee. If, after this Plan of Merger is executed, either (a) the Board of Directors of Keystone or the shareholders of Keystone accept or approve any Acquisition Proposal or Superior Proposal which competes with or is otherwise inconsistent with the transactions contemplated by this Plan of Merger; (b) the shareholders of Keystone fail to approve this Plan of Merger after a written Acquisition Proposal or Superior Proposal has been communicated (whether through Keystone, the media or some other medium) to the shareholders which competes with or is otherwise inconsistent with the transactions contemplated by this Plan of Merger; or (c) this Plan of Merger is terminated due to a Fiduciary Event, then Keystone shall, upon demand, pay Acquirer in immediately available funds, the amount of $1,000,000 (“Termination Fee”), plus all reasonable and actual expenses incurred by Acquirer in connection with the transactions contemplated by this Plan of Merger in an amount not to exceed $200,000.

8.5.5 Fee Termination Event. Each of the following shall be a “Fee Termination Event”: (a) consummation of the Merger at the Effective Time of the Merger, or (b) termination of this Plan of Merger in accordance with Section 8.3 or 8.4, except where a Termination Fee is payable to Acquirer under Section 8.5.4.

8.5.6 Notices. Keystone shall notify Acquirer promptly in writing of the occurrence of any Acquisition Proposal or Superior Proposal. The giving of such notice by Keystone shall not be a condition to the right of Acquirer to payment of the Termination Fee.

ARTICLE IX - MISCELLANEOUS

Subject to the terms and conditions of this Plan of Merger, Acquirer and Keystone further agree as follows:

9.1    “Material Adverse Effect” Defined. As used in this Plan of Merger, the term “Material Adverse Effect” means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has had or could have a material negative impact on the business, assets, financial condition, results of operations, properties or value of Acquirer and the Acquirer Subsidiaries, taken as a whole, or Keystone and the Subsidiaries, taken as a whole, as the case may be. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in GAAP, generally applicable to financial institutions and their holding companies; (b) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; and (d) fees and expenses reasonably related to the transaction contemplated in this Plan of Merger incurred or paid without violation of the representations, warranties or covenants in this Plan of Merger.

9.2    “Knowledge” Defined; “Person” Defined; “Affiliate” Defined. As used in this Plan of Merger, the term “Knowledge” or “to the knowledge of” means the actual knowledge of any director or officer (as the term “officer” is defined in Rule 16a-1 of the Exchange Act) of Keystone or Acquirer or their respective subsidiaries, as the case may be. “Person,” whether or not capitalized, has the meaning set forth in Sections 3(a)(9) and 13(d)(3) of the Securities Act and shall also mean any association, partnership, limited liability company, limited partnership, trust, joint venture or other legal entity. “Affiliate” of, or a person “Affiliated” with (whether or not capitalized) means a specific person that directly or indirectly, through one or more intermediaries (by virtue of legal or beneficial ownership, contractual rights, or otherwise) controls, is controlled by, or is under common control with, the person specified.

9.3    Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Plan of Merger or in any other agreement or instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for the agreement attached as Exhibit B, Exhibit C and Sections 5.23 and 5.24 to this Plan of Merger.

Appendix A - 37

9.4    Amendment. Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of Acquirer and Keystone, executed by the respective authorized officers, at any time prior to the Effective Time.

9.5    Expenses. Except as otherwise provided in this Plan of Merger, Keystone and Acquirer shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. Each party shall pay the fees and expenses of any investment banker engaged by that party. The costs of printing and mailing the Proxy Statement to Keystone’s shareholders shall be borne by Keystone.

9.6    Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of Keystone, its Subsidiaries, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court’s discretion.

9.7    Jurisdiction; Venue; Jury. The parties acknowledge that jurisdiction and venue may be permissible in more than one jurisdiction or court district. Acquirer and Keystone each hereby agree not to assert any defense of improper jurisdiction or venue and each waive their right to a trial by jury.

9.8    Waiver. Any of the terms or conditions of this Plan of Merger may be waived in writing at any time by action taken by the board of directors of a party, a duly authorized committee thereof, or a duly authorized officer of such party. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party’s right at a later time to enforce the same provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

9.9    Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Keystone: W. Ford Kieft III Keystone Financial Corporation 107 W. Michigan Avenue Kalamazoo, MI 49007	With a copy to: John M. Novak, Esq. Miller, Johnson, Snell & Cummiskey, PLC 303 North Rose Street, Suite 600 Kalamazoo, MI 49007
If to Acquirer: Thomas R. Sullivan Firstbank Corporation 311 Woodworth Avenue Alma, MI 48801	With a copy to: Donald L. Johnson, Esq. Varnum, Riddering, Schmidt & Howlett 333 Bridge Street, N.W. P.O. Box 352 Grand Rapids, MI 49501

Appendix A - 38

9.10  Governing Law. This Plan of Merger shall be governed, construed, and enforced accordance with the laws of the State of Michigan, without regard to principles of conflicts of laws.

9.11  Entire Agreement; Amendment. This Plan of Merger (including all exhibits and ancillary agreements described in this Plan of Merger) supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Plan of Merger) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter, except for matters set forth in any written instrument concurrently or contemporaneously executed by the parties. No party in laws may assign any of its rights or obligations under this Plan of Merger to any other person, except that Acquirer may assign its rights to any Acquirer Subsidiary.

9.12  Third Party Beneficiaries. The terms and conditions of this Plan of Merger shall inure to the benefit of and be binding upon Acquirer and Keystone and their respective successors. Except to the extent provided in Section 5.7 (Indemnification and insurance), nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than Acquirer and Keystone any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

9.13  Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile transmission from a party. If so delivered by facsimile transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

9.14  Headings, Etc. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger. With respect to any term, references to the singular form of the word include its plural form and references to the plural form of the word include its singular form.

9.15  Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Kalamazoo, Michigan.

9.16  Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

[This space intentionally left blank; signature page follows]

Appendix A - 39

9.17  Further Assurances; Privileges. Each of Acquirer and Keystone shall, at the request of the other, execute and deliver such additional documents and instruments and take such other actions as maybe reasonably requested to carry out the terms and provisions of this Plan of Merger.

IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.

KEYSTONE FINANCIAL CORPORATION

By:	/s/ W. Ford Kieft

W. Ford Kieft, Chairman of the Board,

Chief Executive Officer and President

Keystone

FIRSTBANK CORPORATION

By:	/s/ Thomas R. Sullivan

Thomas R. Sullivan, President

and Chief Executive Officer

Acquirer

Appendix A - 40

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This Amendment to Agreement and Plan of Merger (this “Amendment”) is entered into as of the 3rd day of August, 2005, by and among Keystone Financial Corporation, a Michigan corporation, located at 107 West Michigan Avenue, Kalamazoo, Michigan 49007 (“Keystone”) and Firstbank Corporation, a Michigan corporation, located at 311 Woodworth, Alma, Michigan 48801 (“Acquirer”).

PRELIMINARY STATEMENT

        The parties to this Amendment entered into the Agreement and Plan of Merger, dated May 11, 2005 (“Merger Agreement”), whereby Keystone will be merged with and into Acquirer, so that Acquirer is the surviving corporation in the Merger.

        Unless otherwise stated in this Amendment, capitalized terms have the same meanings as stated in the Merger Agreement. Except as specifically modified by this Amendment, the Merger Agreement remains in full force and effect.

        NOW THEREFORE, it is agreed as follows:

        1.        Section 5.23 is amended in its entirety to read as follows:

5.23 Executive Agreements.

5.23.1 Change of Control Payments. On the Closing Date, Acquirer shall pay to Mr. Kieft, Mr. Schlueter and Mr. Caranci all change of control payments due and owing under their respective employment agreements, as amended, with the Bank, except that Mr. Kieft will receive cash equal to 2.84 times his “base amount” instead of 2.99 times his “base amount” as defined in his Employment Agreement. Specifically, Acquirer agrees to pay Mr. Kieft an amount equal to the product derived by multiplying 2.84 by Mr. Kieft’s “base amount” as defined in his Employment Agreement, which resulting total amount is approximately $455,817; agrees to pay Mr. Schlueter an amount equal to one times his current base salary, which resulting total amount is approximately $146,797; and agrees to pay Mr. Caranci an amount equal to two times his current base salary, which resulting total amount is equal to approximately $194,748. Further, Acquirer agrees to pay all mandatory and contingent benefits or compensation due after Closing according to the terms of each executive’s employment agreement, except that Mr. Kieft will not receive health benefits pursuant to his Employment Agreement.

5.23.2 W. Ford Kieft III. Recognizing the value added by the continued involvement of Mr. Kieft with the Bank, the Acquirer agrees to engage Mr. Kieft as an independent consultant for a 3-year term, beginning on the Effective Time, on the terms described in the Consulting Agreement, as amended, attached as Exhibit B.

5.23.3 Other Agreements. Keystone and Acquirer agree that the Employment Agreement, as amended, of Thomas O. Schlueter, shall terminate as of the Effective Time. Keystone and Acquirer agree that the Employment Agreement, as amended, of Darin R. Caranci shall terminate as of the Effective Time. Keystone and Acquirer agree that the Employment Agreement, as amended, of W. Ford Kieft III shall terminate as of the Effective Time.

         Appendix A — 41

        IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Amendment as of the date first written above.

KEYSTONE FINANCIAL CORPORATION

By: /s/ W. Ford Kieft III
         W. Ford Kieft III, Chairman of the Board,
         Chief Executive Officer and President

FIRSTBANK CORPORATION

By: /s/ Samuel Stone
         Samuel Stone, Executive Vice President
and Chief Financial Officer

         Appendix A — 42

AGREEMENT TO VOTE SHARES

        This Agreement to Vote Shares relates to that certain Agreement and Plan of Merger dated as of May 11, 2005, among Firstbank Corporation, a Michigan corporation; Keystone Financial Corporation, a Michigan corporation; and Keystone Community Bank, a Michigan banking corporation (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

        The undersigned directors of Keystone hereby covenant and agree to vote the shares of Keystone Common Stock owned by them (including all shares of Keystone Common Stock over which such directors exercise direct or indirect voting control, including, but not limited to, a trust of which the shareholder is the grantor and trustee, a trust whose sole present beneficiaries are the shareholder’s family members or an individual retirement account (IRA) in the name of the shareholder), in favor of the Agreement at the Keystone Shareholders Meeting called to approve the Agreement.

Director Name and Address

W. Ford Kieft III
107 West Michigan Avenue
Kalamazoo, Michigan 49007

Thomas O. Schlueter
107 West Michigan Avenue
Kalamazoo, Michigan 49007

Samuel T. Field
248 West Michigan Avenue
Kalamazoo, Michigan 49007

Jeff A. Gardner
5770 Venture Park
Kalamazoo, Michigan 49009

John E. Hopkins
151 S. Rose Street, Suite 332
Kalamazoo, Michigan 49007
# Shares of Keystone Owned

 No. of Shares: 13,020

/s/ W. Ford Kieft III
                   Signature

 No. of Shares: 5,668.75

/s/ Thomas O. Schlueter
             Signature

 No. of Shares: 33,750

/s/ Samuel T. Field
             Signature

 No. of Shares: 39,375

/s/ Jeff A. Gardner
             Signature

 No. of Shares: 17,293.75

/s/ John E. Hopkins
             Signature

(continued on next page)

         Appendix A — 43

Director Name and Address

Kenneth V. Miller
3505 Greenleaf Blvd.
 Kalamazoo, Michigan 49008

John R. Trittschuh, M.D.
4016 W. Main Street
Kalamazoo, Michigan 49006

Ronald A. Molitor
8696 Swan
Kalamazoo, Michigan 49002	# Shares of Keystone Owned No. of Shares: 22,500 /s/ Kenneth V. Miller Signature No. of Shares: 33,750 /s/ John R. Trittschuh, M.D. Signature No. of Shares: 0 /s/ Ronald A. Molitor Signature

         Appendix A — 44

Appendix B

Opinion of Keystone’s Financial Advisor

June 27, 2005

Board of Directors
Keystone Financial Corporation
107 W. Michigan Avenue
Kalamazoo, MI 49007

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Keystone Financial Corporation ("Keystone" or the "Company") of the exchange ratio provided for pursuant to the Agreement of Affiliation and Merger dated as of May 11, 2005 (the "Agreement"), by and between Keystone and Firstbank Corporation ("Firstbank"). Pursuant to the terms of the Agreement, Keystone will be merged with and into Firstbank (the "Merger") and each outstanding share of common stock of Keystone (the "Common Stock") will be converted into 1.0 shares of common stock of Firstbank (the "Exchange Ratio"). In additional to the share consideration, each shareholder of Keystone will receive $19.35 in cash for each share of Common Stock. Upon completion of the merger, Keystone Community Bank will continue to operate as a separately chartered community bank serving the Kalamazoo community. Ford Kieft will continue as Chairman of Keystone Community Bank, Mr. Thomas O. Schlueter, presently Executive Vice President and Chief Operating Officer, will become President and Chief Executive Officer of Keystone Community Bank, and the 8 member board of directors will remain intact. Additionally, the Keystone Community Bank board will nominate a Kalamazoo director to serve on the board of directors of Firstbank.

Donnelly Penman & Partners ("Donnelly Penman") is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for stock plans, corporate and other purposes. We are acting as financial advisor to Keystone in connection with the Merger and will receive a fee from Keystone for our services pursuant to the terms of our engagement letter with Keystone, dated as of January 3, 2005 (the "Engagement Letter").

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain publicly-available information for Firstbank, including each of their Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2003 and 2004 and their quarterly reports on Form 10-Q for the quarters ended March 31, 2005; (iii) reviewed certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of Keystone furnished by senior management of Keystone and deemed reasonable by them; (iv) reviewed with senior management of Firstbank the amount and timing of the cost savings and other benefits expected to result from the Merger ("Expected Synergies") furnished by senior management of Firstbank; (v) engaged in discussions with members of the management of each of Keystone and Firstbank concerning the historical and current business operations, financial conditions and prospects of Keystone and Firstbank and such other matters as we deemed relevant; (vi) reviewed the financial condition of Keystone and Firstbank as compared to the financial conditions of certain other financial institutions that we deemed comparable; (vii) reviewed the financial terms of the Merger as compared to the financial terms of selected other business combinations that we deemed comparable; (viii) performed various valuation analysis including discounted dividend analysis, comparable company analysis and comparable transaction analysis; and (ix) reviewed such other information, financial studies, analyst reports and investigations and such other factors that we deemed relevant for the purposes of our opinion.

Appendix B - 1

In conducting our review and arriving at our opinion, as contemplated under the terms of our engagement by Keystone, we, with the consent of Keystone, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Keystone and Firstbank, respectively. Additionally, we relied, without independent investigation, upon the accuracy and completeness of all publicly available information. Donnelly Penman did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Donnelly Penman has further relied upon the assurance of management of Keystone that they are unaware of any facts that would make the information provided by or available to Keystone incomplete or misleading in any respect. With respect to the financial forecast information and Expected Synergies reviewed and discussed with us by Firstbank, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the senior management of Firstbank as to the expected future financial performance of Keystone, Firstbank or the combined entity, as the case may be. In addition, we have assumed the Merger will be consummated in accordance with the terms set forth in the Agreement.

No limitations were imposed by Keystone on Donnelly Penman on the scope of Donnelly Penman's investigation or the procedures to be followed by Donnelly Penman in rendering this opinion. The form and amount of the consideration to be paid to Keystone or its shareholders were determined through arms length negotiations between Keystone and Firstbank.

Donnelly Penman did not make any independent evaluation, valuation or appraisal of the assets or liabilities of Keystone or Firstbank. Donnelly Penman has not reviewed any individual credit files of Keystone or Firstbank and has assumed, without independent verification, that the aggregate allowances for credit losses for Keystone and Firstbank are adequate to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and have been evaluated by us on the date of our opinion. We do not have any obligation to update our opinion, unless requested by Keystone in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any such written request. Our services to Keystone in connection with the Merger have been comprised solely of financial advisory services, as described in the Engagement Letter.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Keystone. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to Keystone, Firstbank or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of Keystone or companies to which it is being compared. None of the analyses performed by us was assigned a greater significance than any other.

We hereby consent to the reference to our opinion in the prospectus and proxy statement relating to the shares of common stock of Firstbank to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the prospectus and proxy statement relating to the meeting of stockholders of Keystone. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. Further, we express no view as to the price or trading range for shares of the common stock of Firstbank following the consummation of the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of June 27, 2005, the consideration to be received by Keystone shareholders under the Agreement is fair, from a financial point of view, to the shareholders of Keystone.

Very truly yours,

/s/ Donnelly Penman & Partners

Donnelly Penman & Partners

Appendix B - 2